AIR NET




AIR NET



2007 Annual Report



AIRNET

AirNet's Vision Statement

AirNet will become the air carrier of choice and the premier provider of specialized time definite solutions that meet the unique needs of our customers in markets where time, custody and control are highly valued. We will be focused on the needs of our selected markets and will serve our customers in these markets through direct relationships and through alliances or partnerships where we are their air carrier of choice.

Financial Highlights

(in thousands, except per share data)	Year Ended December 31, 2007	2006
Total net revenues	**$ 161,029**	$ 172,807
Costs and expenses		
Operating costs and expenses	**153,055**	158,382
Impairment charges [1]	**2,216**	24,560
Total costs and expenses	**155,271**	182,942
Income (loss) from continuing operations before interest and income taxes	**5,758**	(10,135)
Interest expense	**251**	1,532
Income (loss) from continuing operations before income taxes	**5,507**	(11,667)
Provision for income taxes	**2,100**	1,654
Income (loss) from continuing operations	**3,407**	(13,321)
Income from discontinued operations (including 2006 gain on sale of $610, net of tax)	**-**	29
Net income (loss)	**$ 3,407**	$ (13,292)
Income (loss) per common share - basic and diluted		
Continuing operations	**$ 0.33**	$ (1.31)
Discontinued operations	**$ -**	$ -
Net income (loss)	**$ 0.33**	$ (1.31)
Balance Sheet Data (in thousands)		
Total assets	**$ 50,374**	$ 56,547
Total debt	**-**	7,955
Total shareholders' equity	**37,804**	34,015

[1] Represents charges related to the impairment of AirNet's cargo assets (See Note 2 - Impairment of Property and Equipment of the Notes to Consolidated Financial Statements included in "ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of AirNet's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.)

Table of Contents

Page

To Our Shareholders

Our 2007 results were achieved by an outstanding team of employees despite challenging market conditions. We adapted to the rapidly changing banking environment as the industry continued its transition to electronic alternatives for the presentment of checks. We also increased our emphasis on scheduled charter business and charter flights for large integrated carriers, and implemented plans to streamline the Company's cost structure. These were important developments in 2007 as we continue to shape AirNet's future.

On March 31, 2008, the Board of Directors announced that it unanimously approved an agreement to merge with an affiliate of Bayside Capital, Inc. for $2.81 per share in cash. Following a thorough assessment of various strategic options, the Board concluded that the merger agreement represents the best likelihood of achieving significant value for shareholders and is also in the best interests of our customers and team members.

Strategy

During the past year, we spent considerable time evaluating strategic alternatives for AirNet's business. We know that Bank Services will continue to be a declining percentage of our revenues and that changes need to be made in the cost structure to position us for profitable growth. As a result of that comprehensive review, we have revised our business strategy to focus on implementing growth plans to expand dedicated scheduled and on-demand cargo charter services for customers in niche markets requiring high control, rapid delivery and non-conforming delivery times. These services may also involve the creation of small, specialized networks for specific customers who purchase the entire capacity of an aircraft. Current customers for these services include medical testing laboratories, radioactive pharmaceuticals, medical equipment, controlled sensitive media firms and others with mission critical delivery needs.

We recently expanded our business model to include marketing, selling and operating dedicated feeder charter flights for the large integrated express package carriers, such as United Parcel Service, DHL, Purolator and Federal Express Corporation. These charters are typically scheduled and involve flying between smaller cities and the regional air operations hub locations of the large integrated carriers. AirNet is an outstanding operator of small aircraft and we believe there are attractive growth opportunities in this market for a high quality, cost effective operator.

As the level of Bank Services business transported on our network continues to decline, we will adjust our national network to reflect these changes. This will involve cost reductions in our ground and air network operations as well as sales, general and administration expenses consistent with the changes in our Bank Services market. We will also evaluate and adjust our fleet to meet the service requirements to support our growth in dedicated feeder charter flights.

2007 Results

Total net revenues declined 7% to $161.0 million for the twelve months ended December 31, 2007 from $172.8 million the prior year, which was primarily attributable to lower Bank Services net revenues. Total costs and expenses declined 15% to $155.3 million for 2007 from $182.9 million a year ago. This was principally due to lower impairment of asset charges for 2007 versus 2006. Income from continuing operations before interest and income taxes was approximately $5.8 million for 2007 compared to a loss from continuing operations before interest and income taxes of $10.1 million for 2006. Included in the income (loss) from continuing operations before interest and income taxes were non-cash asset impairment charges of approximately $2.2 million and $24.6 million during 2007 and 2006, respectively. Net income was $3.4 million, or $0.33 per diluted share, for 2007 versus a net loss of $13.3 million, or $1.31 per diluted share for 2006.

We ended 2007 with a stronger balance sheet compared to the prior year. There were no loans outstanding under our revolving credit facility or term loans at December 31, 2007 compared to an aggregate amount of $8.0 million in loans outstanding on the same date in 2006.

Management Team

Jeff Harris was appointed to the position of Senior Vice President and Chief Operating Officer, effective May 29, 2007. He had served as Senior Vice President, Bank Services for the past seven years. In addition to his responsibilities for Bank Services and Airline Operations, Jeff is in charge of AirNet's operations as they relate to the Company's Bank Services and Express Services customers. This includes responsibility for Field Services, Customer Operations and the Company's Support Center.

Board of Directors

The Board of Directors was increased to six members in September 2007 with the appointment of Tom Kiernan and Bob Milbourne. Their appointment followed the resignation of Russ Gertmenian in August 2007 due to increased demands on his time as presiding partner of Vorys, Sater, Seymour and Pease LLP. We appreciate the many contributions Russ made to AirNet during his tenure on the Board.

Tom Kiernan has been self-employed since 2001 providing general management advisory services to a number of start-up companies in transportation related businesses. From 1968-2001, he worked for American Airlines and served in several senior management positions.

For the past six years, Bob Milbourne has served as President and Chief Executive Officer of The Columbus Partnership, a civic organization of top business, education and community leaders focused on improving the economic and cultural base of Central Ohio. He was Chief Executive Officer of a similar organization in Milwaukee for 17 years prior to moving to Columbus in 2002. From 1979 to 1985, he was Vice President and Economist for the Kohler Company, a leading manufacturer of plumbing products, engines and generators. He worked in Wisconsin state government from 1970 to 1979, serving as the State Budget Director in the mid-1970s.

Special Meeting

The Company will hold a Special Meeting of Shareholders at 10:00 a.m., Eastern Daylight Saving Time, on Wednesday, June 4, 2008, to vote on a proposal to adopt the Agreement and Plan of Merger, dated as of March 31, 2008, among AirNet, AirNet Holdings, Inc. and AirNet Acquisition, Inc. and approve the merger contemplated by that merger agreement. This meeting will be held at the Hilton Columbus of Easton, 3900 Chagrin Drive, Columbus, Ohio. Subject to obtaining the required shareholder vote to adopt the merger agreement and approve the merger and satisfaction of various customary closing conditions, including the obtaining of any required regulatory approvals, the merger is expected to close before the end of the second quarter 2008. The closing is not subject to any financing contingencies. The Board of Directors received an opinion from Brown, Gibbons, Lang & Company, L.P. that the consideration to be received by the shareholders of AirNet pursuant to the merger is fair from a financial point of view.

We appreciate your support and continued interest in AirNet.

Sincerely,

Bruce D. Parker
Chairman of the Board, Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number: **001-13025**

AirNet Systems, Inc.
(Exact name of Registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	**31-1458309** (I.R.S. Employer Identification No.)
7250 Star Check Drive, Columbus, Ohio (Address of principal executive offices)	**43217** (Zip Code)

(614) 409-4900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value	American Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter: As of June 29, 2007, the aggregate market value of the Registrant's common shares (the only common equity of the Registrant) held by non-affiliates of the Registrant was $33,565,973 based on the closing sale price as reported on the American Stock Exchange LLC.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 25, 2008
Common Shares, $0.01 par value	10,179,671 common shares

DOCUMENT INCORPORATED BY REFERENCE

Document	Part Into Which Incorporated
Portions of the Registrant's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders, which will be filed subsequent to the filing of this Annual Report on Form 10-K and not later than 120 days after December 31, 2007	Part III

INDEX

PART I

ITEM 1 – BUSINESS

General

AirNet Systems, Inc. ("AirNet") is a specialty air carrier for time-sensitive deliveries, operating between most major United States ("U.S.") cities each working day. AirNet is a leading transporter of cancelled checks and related information for the U.S. banking industry. AirNet also provides specialized, high-priority delivery services to customers, primarily those involved in medical testing laboratories, radioactive pharmaceuticals, medical equipment, controlled sensitive media and mission critical parts industries. During the first nine months of 2006, AirNet also provided private passenger charter services through its wholly-owned subsidiary, Jetride, Inc. ("Jetride"). As described below, the Jetride passenger charter business was sold on September 26, 2006.

In addition to regularly scheduled delivery services through its air and ground transportation network, AirNet offers on-demand cargo charter delivery services for both Bank Services and Express Services customers. AirNet also provides ground pick-up and delivery services throughout the nation seven days per week, primarily through a network of third-party vendors.

AirNet's air and ground network provides highly reliable, time-critical delivery services to its customers. Later pick-up and earlier delivery times than those offered by other national carriers is one of the primary differentiating characteristics of AirNet's time-critical delivery network. AirNet's flight schedule is designed to provide delivery times between midnight and 8:00 a.m., providing earlier delivery times than those generally available through other national carriers. AirNet uses a number of proprietary customer service and management information systems to sort, dispatch, track and control the flow of packages throughout AirNet's delivery system. AirNet provides customer service 24 hours per day, seven days a week to assist customers with shipment orders, inquiries, supply requests and proof of delivery documentation.

As of December 31, 2007, AirNet operated a fleet of 102 aircraft (including 40 Beech Barons, 29 LearJets and 16 Cessna Caravan turboprops) that depart from over 95 cities and complete more than 340 flights per night, primarily Monday through Thursday night. Approximately 17% of AirNet's weekday flights are subcontracted to third-party aircraft operators. To supplement its air transportation network, AirNet uses commercial passenger airlines to provide additional services when its aircraft are not operating and to provide service to markets that AirNet flights do not serve.

AirNet continues to consult with its banking customers to determine their future requirements for air transportation services as they transition to image products and other electronic alternatives to the physical movement of cancelled checks. As a result of past discussions, AirNet made significant changes to its air transportation network to meet the evolving service needs of its Bank Services customers. These changes, which became effective March 26, 2007, resulted in the elimination of 45 flights, or approximately 10%, of AirNet's weekday flight schedule. In addition, in October 2007, AirNet made further changes to its air transportation network to meet the needs of its Bank Services customers.

On October 15, 2007, AirNet announced a new pricing structure for AirNet's weekday Bank Services customers and notified them of the structure and of price increases effective at various times in the future. The new pricing structure and price increase incorporate tiered zone pricing features where the cities AirNet serves are categorized by current shipping volumes based on both origins and destinations and a core zone support charge effective when dispatches are terminated. For additional information on these flight and pricing changes, see the discussion under the caption "Bank Services Revenues" in "ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of Part II of this Annual Report on Form 10-K.

As a result of the development of a revised business strategy, AirNet is implementing growth plans to expand dedicated scheduled and on demand cargo charter services for customers in niche markets requiring high control, rapid delivery and non conforming delivery times. This plan involves expanding charter services for existing customers, extending charter services to other customers and market segments, and creating small specialized networks for specific customers. This cargo charter business model involves flying an aircraft for a single customer under a customer defined itinerary where the customer buys the entire aircraft's capacity. Additionally, AirNet intends to grow by providing express feeder service through dedicated charters for the large integrated carriers. This cargo charter model involves flying dedicated feeder charters where the cost structure is predominately the Aircraft, Crew, Maintenance, and Insurance costs excluding fuel ("ACMI"). AirNet believes that growth opportunities exist in the ACMI market because of large integrated carriers' desire to work with a smaller number of feeder companies, a shift in emphasis from price to service reliability, and consolidation occurring within the airline sector in which AirNet operates.

AirNet will operate a smaller national network as the bank business changes and may become an air carrier that primarily serves charter customers in a scheduled and on demand environment. AirNet will rely on its customer service focus and its operating strengths as an airline operator, pilot recruiter and trainer, and aircraft maintenance provider to make the transition. AirNet expects to implement cost reductions in its administration, ground and air network operations coinciding with adjustments to the changing Bank Services and Express Services business conditions. AirNet will also evaluate and adjust its current fleet of aircraft types to support ACMI and dedicated cargo charter service requirements. AirNet expects to make additional changes in its aircraft fleet over time both in terms of reductions or additions of aircraft and aircraft types.

AirNet was incorporated under the laws of the State of Ohio in 1996. AirNet's principal executive offices are located at 7250 Star Check Drive, Columbus, Ohio 43217, and can be reached by telephone at (614) 409-4900. AirNet's common shares are listed on the American Stock Exchange LLC ("AMEX") under the symbol "ANS." AirNet's Internet web site address is www.airnet.com (this uniform resource locator (URL) is an inactive textual reference only and is not intended to incorporate AirNet's web site into this Annual Report on Form 10-K).

AirNet makes available free of charge on or through its Internet web site, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after AirNet electronically files such material with, or furnishes it to, the Securities and Exchange Commission (the "SEC").

Bank Services

Bank Services, primarily consisting of cancelled check delivery, generated approximately 62% and 65% of AirNet's total net revenues for the fiscal years ended December 31, 2007 and 2006, respectively. AirNet's time-critical cancelled check delivery service allows its banking customers to reduce their float costs and related processing fees. AirNet also transports other items, such as proof of deposit transactions and interoffice mail, for many of the same bank customers. The U.S. banking industry, including commercial banks and third-party processors, represents AirNet's largest category of customers. AirNet's bank customers represent many of the nation's largest bank holding companies. For 2007 and 2006, AirNet had five Bank Services customers that aggregated approximately 39% and 40% of total net revenues, respectively. One Bank Services customer comprised approximately 11% of total net revenues in 2007 while two Bank Services customers comprised 11% and 10% of total net revenues in 2006.

AirNet has received additional service cancellations from its banking customers which become effective in the first and second quarters of 2008. These service cancellations represented approximately $9.3 million of revenues on an annual basis in 2007, including approximately $1.5 million of fuel surcharge revenues. AirNet expects additional cancellations at an accelerating rate from its banking customers in 2008 and thereafter.

Express Services

Express Services, which focus on customers with time-critical delivery needs, generated approximately 36% and 34% of AirNet's total net revenues for the fiscal years ended December 31, 2007 and 2006, respectively. In addition to regularly scheduled delivery services through its air and ground transportation network, AirNet offers on-demand cargo charter delivery services for Express Services customers. AirNet also provides ground pick-up and delivery services throughout the nation seven days per week, primarily through a network of third-party vendors. Express Services are primarily targeted at customers involved in medical testing laboratories, radioactive pharmaceuticals, medical equipment, controlled sensitive media and mission critical parts and other customers whose shipment needs are highly time sensitive, time-definite or highly controlled. In the life sciences industry, Express Services are offered to customers shipping packages that require specialized handling, the transportation of which is often highly regulated by various governmental authorities. Targeted markets within the medical testing laboratories industry include producers and recipients of diagnostic specimens, blood, umbilical cord blood, human tissue and organs.

For those customers requiring time-critical delivery options not available on AirNet's regularly scheduled routes, cargo charter services are available. Cargo charter services may be regularly scheduled or scheduled on an on demand, as-needed basis, 24 hours per day, seven days a week.

Aviation Services

AirNet operates a fixed base operation from its facility at the Rickenbacker International Airport in Columbus, Ohio (the "Rickenbacker Facility"), offering retail aviation fuel sales and aircraft maintenance.

Recent Developments

As of March 31, 2008, AirNet entered into a definitive merger agreement to be acquired by an affiliate of Bayside Capital, Inc. ("Bayside Capital") for $2.81 per share in a cash merger transaction. The price represents a premium of approximately 94% over the closing price of $1.45 per share on March 28, 2008. The total value of the transaction in the merger is approximately $28.7 million (before transaction costs). In conjunction with the merger agreement, the affiliate of Bayside Capital will also be purchasing approximately 1.9 million common shares of AirNet at $2.81 for a total purchase price of approximately $5.4 million.

The Board of Directors of AirNet unanimously approved the merger agreement, determined that the merger is in the best interests of AirNet's shareholders and agreed to recommend approval and adoption of the merger and the merger agreement by AirNet's shareholders. AirNet's shareholders will vote on the proposed merger at a special meeting that will be held on a date to be announced. Completion of the merger is subject to various customary closing conditions, including shareholder approval and adoption of the merger and the merger agreement and the obtaining of any required regulatory approvals. The closing of the merger is expected to occur during the second quarter of 2008, and is not subject to any financing contingencies. However, there can be no assurances that the parties will be able to obtain any required regulatory approvals of the merger on the proposed terms and schedule, that AirNet's shareholders will approve and adopt the merger and the merger agreement or that the other closing conditions will be satisfied. Additionally, uncertainty surrounding the proposed merger may make it more difficult to maintain relationships with AirNet's customers and team members. In the event that the merger is not consummated, AirNet's management and Board of Directors would re-assess the options available to AirNet and may revise AirNet's strategic direction, as necessary.

Sale of Jetride's Passenger Charter Business

On July 26, 2006, AirNet, Jetride, and Pinnacle Air, LLC ("Pinnacle") entered into a purchase agreement regarding the sale of Jetride's passenger charter business to Pinnacle. The sale was completed on September 26, 2006. The purchase price was $41.0 million in cash, of which $40.0 million was consideration for the sale of nine company-owned aircraft and related engine maintenance programs and $1.0 million was consideration for the sale of all of the outstanding capital stock of a newly-created subsidiary of Jetride, also called Jetride, Inc. ("New Jetride"). Of the total consideration, $40.0 million was paid at closing and $1.0 million was paid into escrow to cover potential indemnification claims made by Pinnacle. Since no indemnification claims were made, the escrow amount was released to AirNet in two installments of $500,000 each in March 2007 and August 2007. AirNet retained the net working capital of the Jetride passenger charter business, which was approximately $2.2 million as of the closing date. In connection with the closing of the sale transaction, Jetride repaid in full six term loans which had been secured by aircraft used in Jetride's passenger charter business. The aggregate principal amount of the loans repaid was approximately $28.2 million plus accrued interest and early termination prepayment penalties of approximately $0.3 million through the repayment date. Following repayment of Jetride's loans and expenses related to the transaction, AirNet used the remaining sale proceeds to further reduce debt outstanding under AirNet's secured revolving credit facility.

In connection with the transaction, AirNet agreed to provide certain transition services to Pinnacle and its subsidiaries for various specified time periods and various monthly fees, which initially aggregated to approximately $37,500 per month, primarily for aircraft maintenance services. Effective March 25, 2007, Pinnacle and AirNet extended the term of various transition services provided by AirNet to Pinnacle on a month to month basis. AirNet and Pinnacle also agreed to reduce the monthly fees for such transition services to $36,250 per month. In addition, in September 2006, AirNet entered into three subleases with New Jetride, under which New Jetride leased a portion of AirNet's facilities located at the Rickenbacker Facility, Dallas Love Field and Birmingham International Airport. The aggregate monthly lease payment under the three subleases was approximately $10,000. Pinnacle terminated its subleases of AirNet's facilities located at Birmingham International Airport and Dallas Love Field effective April 30, 2007 and June 30, 2007, respectively. Pinnacle terminated its agreement for certain transition services and its sublease of AirNet's Rickenbacker Facility effective September 17, 2007 and October 12, 2007, respectively.

In accordance with Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* AirNet has classified the assets and liabilities of Passenger Charter Services as assets and liabilities related to discontinued operations and presented this operating segment's results of operations as discontinued operations for all periods presented. As a result of the disposition of the Jetride passenger charter business, AirNet has only one reportable segment.

Revenues from Passenger Charter Services, included in discontinued operations, were approximately $16.9 million for 2006. Income from discontinued operations before income taxes for 2006 was approximately $0.1 million. Included in the 2006 income from discontinued operations before income taxes is a pre-tax gain of approximately $1.0 million, which is net of approximately $1.0 million of investment banking and legal fees associated with the sale of Jetride.

Business Strategy

AirNet plans to continue providing transportation services to the banking industry, but expects that its Bank Services revenues will continue to decline at an accelerating rate in future periods as a result of the increasing use by Bank Services customers of image products and other electronic alternatives to the physical movement of cancelled checks. On October 15, 2007, AirNet issued a press release announcing a new pricing structure for AirNet's weekday Bank Services customers and notified them of the structure and of price increases effective at various times in the future. The new pricing structure and price increase incorporate tiered zone pricing features where the cities AirNet serves are categorized by current shipping volumes based on both origins and destinations and a core zone support charge effective when dispatches are terminated. AirNet will continue to evaluate and adjust its network fleet operation and size in response to changing business conditions and the needs of its Bank Services and Express Services customers. AirNet continues to work with individual Bank Services customers to understand their future transportation requirements and to restructure contractual relationships. In addition, AirNet will review its ground operations for efficiencies and cost reductions as AirNet reduces its air transportation network.

The continuing decline in AirNet's Bank Services revenues will require additional significant changes in AirNet's air transportation network, including further reductions in its airline route schedule, the number of aircraft it operates, operating and administrative costs and may cause Bank Services customers to make additional cancellations.

As previously disclosed in the section captioned "Business Strategy" in "ITEM 1 – BUSINESS" of Part I of AirNet's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, AirNet's business strategy had been focused on increasing Express Services revenues in 2007 and subsequent years. AirNet's intent had been to increase its focus on Express Services customers in time-critical, time-definite, and high control delivery markets. However, AirNet's Express Services revenues and contribution margin are not sufficient to offset the accelerating decline in weekday and weekend Bank Services revenues and contribution margin. As a result, further substantial reductions in AirNet's weekday air transportation network will be required at various times in the future. Given the inherent high fixed costs of operating AirNet's air transportation network, AirNet believes that it will be difficult to reduce operating costs in proportion to anticipated declines in Bank Services revenues. Additional reductions in AirNet's air transportation network will also result in the elimination of certain delivery services to AirNet's Bank Services and Express Services customers, resulting in additional declines in revenues. Under the existing business model, AirNet would expect that the continuing decline in Bank Services revenues, combined with the high fixed costs of operating its air transportation network, would result in a significant decline in AirNet's profitability and may result in operating losses in future periods. In response to this fact, AirNet has been developing a new business strategy that focuses on the core strengths of AirNet's flight operations.

In connection with the development of this new business strategy, AirNet retained a third party consulting firm/investment bank, MergeGlobal, Inc., to assist AirNet in evaluating strategic alternatives to mitigate the decline in Bank Services revenues. Among the alternatives being considered are cost reductions, expansion of charter flying, entry into new transportation markets, sale of part of AirNet's assets, and other strategic initiatives, including acquisitions.

As a result of the evaluation, AirNet is implementing growth plans to expand dedicated scheduled and on demand cargo charter services for customers in niche markets requiring high control, rapid delivery and non conforming delivery times. This plan involves expanding charter services for existing customers, extending charter services to other customers and market segments, and creating small specialized networks for specific customers. This cargo charter business model involves flying an aircraft for a single customer under a customer defined itinerary where the customer buys the entire aircraft's capacity. AirNet's current customers for these services include medical testing laboratories, radioactive pharmaceuticals, medical equipment, controlled sensitive media firms and other companies that have mission critical operations. Additionally, AirNet intends to grow by providing express feeder service through dedicated charters for the large integrated carriers. This cargo charter model involves flying dedicated feeder charters where the cost structure is predominately ACMI. The feeder ACMI market is a market within a competitive contract cargo carrier market, and primarily includes express feeder service to the large integrated carriers such as United Parcel Service ("UPS"), DHL, Purolator and Federal Express Corporation ("FedEx"). This ACMI market is highly fragmented with many small operators. AirNet believes that growth opportunities exist in the ACMI market because of large integrated carriers' desire to work with a smaller number of feeder companies, a shift in emphasis from price to service reliability, and consolidation occurring within the airline sector in which AirNet operates.

AirNet will operate a smaller national network as the bank business changes and may become an air carrier that primarily serves charter customers in a scheduled and on demand environment. AirNet will rely on its customer service focus and its operating strengths as an airline operator, pilot recruiter and trainer, and aircraft maintenance provider to make the transition. AirNet expects to implement cost reductions in its administration, ground and air network operations coinciding with adjustments to the changing Bank Services and Express Services business conditions. AirNet will also evaluate and adjust its current fleet of aircraft types to support ACMI and dedicated cargo charter service requirements. AirNet expects to make additional changes in its aircraft fleet over time both in terms of reductions or additions of aircraft and aircraft types.

There can be no assurance that AirNet can make a transition to an air carrier primarily serving ACMI and dedicated cargo charter customers, that related alternatives or cost reductions can be implemented or, if fully implemented, the transition to ACMI or dedicated cargo charter markets, together with such alternatives or cost reductions, will be sufficient to counter the trend of declining Bank Services revenues and profitability in future periods.

In February 2006, AirNet decided to market for sale all nine of the Cessna 310 Piston cargo aircraft as a result of the need to reduce its airline capacity and operating costs. In November 2006, AirNet entered into an agreement to sell these aircraft for approximately $0.5 million. AirNet delivered seven aircraft in the first quarter of 2007 and delivered the two remaining aircraft in June 2007.

Operations

Air Operations

AirNet's air operations are headquartered at the Rickenbacker Facility in Columbus, Ohio.

AirNet utilizes an extensive screening process to evaluate potential pilots prior to hiring. New pilots must meet stringent company qualifications, as well as mandated Federal Aviation Administration ("FAA") requirements. New pilots must satisfactorily complete a five-week training program conducted by AirNet's flight training staff prior to assignment of pilot duties. This training program includes flight simulator training prior to any actual flight time in an AirNet aircraft, as well as intensive ground instruction. Additionally, new pilots gain operating experience in a structured setting prior to assignment in order to gain a familiarity with AirNet's route system and the unique demands of the flight environment.

AirNet's central dispatch system coordinates all components of the air cargo operation. Departure and arrival times are continuously updated, and weather conditions throughout the nation are monitored. AirNet air operations personnel remain in contact with pilots, out-based hub managers, fuelers, maintenance technicians and ground delivery personnel to identify and minimize any potential delays in the delivery process.

Capacity management is an important factor in maintaining profitability of AirNet's package delivery services. AirNet's air transportation network is positioned around a flexible national route structure designed to facilitate late pick-up and early delivery times, minimize delays and simplify flight scheduling. AirNet's flexible route structure allows it to respond to the changing volume needs of its customers. AirNet's primary hub in Columbus, Ohio, and several mini-hubs across the nation, are located primarily in less congested regional airports. These locations, in conjunction with AirNet's off-peak departure and arrival times, provide easy take-off and landings, convenient loading and unloading and fast refueling and maintenance. AirNet also uses commercial passenger airlines, primarily to transport shipments during the daytime and weekend hours when its aircraft are operating under a limited flight schedule.

AirNet employs approximately 80 aircraft and avionics technicians in seven separate locations across the U.S. who perform maintenance on AirNet's fleet of aircraft. AirNet has an in-house engine shop at the Rickenbacker Facility where some of the piston engines are overhauled on-site, thereby reducing aircraft downtime and controlling costs. AirNet also performs avionics troubleshooting and repair at its Rickenbacker Facility to provide for maximum efficiency and minimum aircraft downtime for the fleet. .AirNet's aircraft maintenance center at its Columbus hub has received ISO 9001:2000 certification and holds a repair station certificate granted by the FAA.

Shipment Processing

Bank shipments are pre-sorted by bank customer personnel and packaged in AirNet-supplied bags with three letter city identifier tags to show final destination. Express shipments are packaged in either AirNet-provided packaging or the customers' packaging. Shipments transported on AirNet's air transportation network are typically picked up by a courier and transported to the local airport where an airbill is either scanned using bar code technology or entered manually. Information on each airbill pertaining to the shipper, receiver, airbill number and applicable deadline is captured and downloaded into AirNet's computer system, where it is available to AirNet's customer service representatives ("CSRs"). Upon arrival at AirNet's Columbus hub or one of its mini-hubs, the shipment is off-loaded, sorted by destination and reloaded onto an aircraft. At the final destination city, the shipment is off-loaded and delivered by courier to the receiver. When delivered, information from the airbill is once again captured and downloaded into AirNet's computer system. Delivery information for all shipments is then available on-line to customers and AirNet's CSRs.

For banking customers meeting daytime banking deadlines and Express customers requiring next-flight-out timing, shipments are typically picked up by a courier and transported via commercial airlines or other integrators to destination cities where couriers recover the packages and deliver them to their final destinations.

Ground Support

AirNet manages its ground delivery services primarily through a network of vendor couriers. The use of vendor couriers to perform the majority of ground delivery services, allows AirNet to better match its ground costs with its volume requirements. In limited situations, employees are used for ground delivery services on scheduled routes where volume requirements economically justify employing full-time couriers or customers' needs require employee couriers. Dispatching functions related to ground delivery services occur at AirNet's Columbus, Ohio hub and on a regional basis in some of the major cities served.

Fast Forward Solutions

Fast Forward Solutions, LLC ("Fast Forward Solutions"), a wholly-owned subsidiary of AirNet, was formed in August 2003 to explore growth opportunities associated with existing and emerging image replacement platforms and technologies. Fast Forward Solutions is no longer pursuing opportunities in the image replacement market.

Regulation

AirNet holds an air carrier operating certificate granted by the FAA pursuant to Part 135 of the Federal Aviation Regulations. AirNet also holds a repair station certificate granted by the FAA pursuant to Part 145 of the Federal Aviation Regulations. In addition, until the sale of Jetride's passenger charter business in September 2006, Jetride held its own air carrier operating certificate granted by the FAA pursuant to Part 135. AirNet's certificates are of unlimited duration and remain in effect so long as AirNet maintains the required standards of safety and meets the operational requirements of the Federal Aviation Regulations. The FAA's regulatory authority relates primarily to operational aspects of air transportation, including aircraft standards and maintenance, personnel, and ground facilities.

The U. S. Department of Transportation ("DOT") and Transportation Security Administration ("TSA") have regulatory authority concerning operational and security concerns in transportation, including aviation safety, security, insurance and hazardous materials. AirNet holds various operational certificates issued by these and other governmental agencies, including grantee status to DOT-SP 7060 Special Permit and a Transport Canada Permit SA – 8818 for Equivalent Level of Safety, which permit AirNet to transport higher volumes of time-critical radioactive pharmaceuticals than is allowed by the DOT and Transport Canada for most carriers. AirNet's grantee status under the DOT-SP 7060 Special Permit expires in August 2010 and its Permit for Equivalent Level of Safety expires in March 2010. These permits may be renewed at such times. AirNet is also subject to regulation by the Food and Drug Administration, which regulates the transportation of pharmaceuticals and live animals, as well as by various state and local authorities.

AirNet believes that it has all permits, approvals and licenses required to conduct its operations and that it is in compliance with applicable regulatory requirements relating to its operations, including all applicable noise level regulations.

AirNet transports packages on both its airline and on commercial airlines. The TSA requires that AirNet maintain certain security programs related to its operations, including a Twelve-Five Standard Security Program ("TFSSP") and an Indirect Air Carrier Standard Security Program ("IACSSP"). The TFSSP governs security procedures applicable to AirNet's airline and the IACSSP governs security procedures for tendering packages to commercial airlines. AirNet Systems Inc. maintains the TSA approved TFSSP. AirNet Management, Inc., a wholly-owned subsidiary of AirNet ("AirNet Management"), maintains the TSA approved IACSSP. AirNet Systems and AirNet Management believe that they are in compliance with all the requirements of the TFSSP and IACSSP programs that they maintain.

As a result of increased concerns regarding airline security, in May 2006 the TSA adopted new rules and regulations to enhance the security requirements relating to the transportation of cargo on both passenger and all-cargo aircraft. These new rules, when fully implemented, will require air carriers maintaining TFSSP and IACSSP programs to institute new or additional security measures, including enhanced training of personnel responsible for maintaining such programs or involved in the processing of air cargo, more extensive background checks of such personnel, and new rules for verifying the identity of shippers and individuals tendering packages to commercial airlines. AirNet has implemented the new TSA rules and regulations that are currently in effect and intends to implement other security measures as they become effective.

On January 9, 2007, the U.S. House of Representatives passed bill H.R.1 entitled "Implementing the 9/11 Commission Recommendations Act of 2007" and the bill was received in the U.S. Senate and referred to the Committee on Homeland Security and Governmental Affairs. On March 5, 2007, the Committee on Commerce, Science and Transportation of the U.S. Senate reported bill S.509 entitled "Aviation Security Improvement Act" with amendments and the bill as amended was placed on the Senate Legislative Calendar. If enacted, each of these bills would provide for significant further regulation and inspection/screening of cargo transported on commercial passenger airlines. If these bills are enacted, commercial passenger airlines may require earlier tendering times which may impact AirNet's ability to meet current shipping timeframes for its customers.

On February 14, 2007, the FAA submitted its reauthorization funding proposal to Congress entitled *"The Next Generation Air Transportation System Financing Reform Act of 2007"*. The FAA proposal, if enacted, would significantly change the way the federal government funds the FAA. The FAA proposal would shift a significant portion of the FAA's funding from general tax receipts to a fee based funding system. The FAA proposal, if enacted, would also increase the federal tax on aviation fuel. Neither the U.S. Senate nor the House of Representatives adopted all of the FAA's funding recommendations contained in the *"The Next Generation Air Transportation System Financing Reform Act of 2007"*. The U.S. Senate and House of Representatives have proposed alternative FAA funding legislation entitled, respectively, the *"Aviation Investment and Modernization Act of 2007"* and the *"FAA Reauthorization Act of 2007"*. The U.S. Senate's initial proposed FAA funding legislation included a proposed $25 per landing surcharge. The financial impact of any FAA funding legislation on AirNet is dependent on the version of the legislation that is ultimately enacted into law. AirNet will closely monitor the pending legislation to determine the financial impact on its costs of operation.

On August 3, 2007, President Bush signed into law the "Improving America's Security Act of 2007" (the "Act"). The Act mandates heightened inspection and screening measures for cargo placed on commercial passenger airlines and requires all cargo placed on commercial passenger airlines after August 3, 2010 to be screened 100% for threats to commercial aviation safety and security. When implemented, the heightened inspection and screening measures required under the Act may necessitate earlier tendering times for cargo transported on commercial passenger airlines, which may impact AirNet's ability to meet current shipping timeframes for its customers.

Seasonality

See "ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" under the heading "Seasonality and Variability in Quarterly Results" of this Annual Report on Form 10-K for a discussion of the seasonal aspects of AirNet's business, which discussion is incorporated herein by reference.

Competition

The air and ground courier industry is highly competitive. AirNet's primary competitor in the transportation of cancelled checks is the Federal Reserve's Check Relay Network (the "CRN"). The actions of the Federal Reserve are regulated by the Monetary Control Act, which requires the Federal Reserve to price its services at actual cost plus a set percentage private sector adjustment factor. AirNet believes that the purpose of the Monetary Control Act is to curtail the possibility of predatory pricing by the Federal Reserve when it competes with the private sector. No assurance beyond the remedies of law can be given that the Federal Reserve will comply with the Monetary Control Act. On February 13, 2007, the Federal Reserve announced that on May 21, 2007 it would be significantly reducing the number of interdistrict flights on its CRN as a result of a significant decline in the volume of cancelled checks to be transported. The Federal Reserve also announced that it expects the CRN will be discontinued by 2010.

In the private sector, there are a large number of smaller, regional carriers that transport cancelled checks, none of which AirNet believes has a significant interstate market share. The two largest private sector national air carriers, FedEx and UPS, both carry cancelled checks where the required deadlines fit into their existing system. AirNet does not believe that FedEx or UPS represents a significant competitor in the time-critical cancelled check market. AirNet provides customized service for its customer base, often with later pick-ups and earlier deliveries than the large, national air carriers provide.

AirNet currently operates extensive dedicated cargo charter flights for both Bank Services and Express Services customers. Expansion of dedicated cargo charter flights encompasses extending services for existing customers, expanding charter services to new market segments, and creating small networks for specific customers. The ACMI market is a niche market within a highly competitive contract cargo carrier market, and primarily includes express feeder service to large integrated carriers such as UPS and FedEx. Additionally, the ACMI market is highly fragmented with many small operators. AirNet believes that growth opportunities exist in the ACMI market because of large integrated carriers' desire to work with a smaller number of feeder companies, a shift in emphasis from price to service reliability, and consolidation occurring within the Part 135 airline industry, in which AirNet operates.

AirNet competes with commercial passenger airlines and numerous other carriers in its Express Services delivery business and estimates its market share in this industry at less than 1%.

AirNet believes that its national air transportation network, proprietary information technology and historically high on-time performance level allow it to compete in the ACMI and dedicated cargo charter markets. In recent years, additional charter aircraft competitors have received grantee status to the DOT-SP 7060 Special Permit which has increased competition for radioactive pharmaceuticals customers.

Environmental Matters

In 2004, AirNet commenced construction of a new corporate and operational facility (the "Rickenbacker Facility") on land leased from the Columbus Regional Airport Authority (the "Authority"). Construction of the Rickenbacker Facility was completed in May of 2005 and AirNet completed the relocation of its flight and administrative operations to the Rickenbacker Facility in June of 2005. Portions of the leased land on which the Rickenbacker Facility was constructed, as well as portions of the aircraft ramp used by AirNet at the Rickenbacker Facility, contain known pollution conditions. The appropriate amended post closure plan and no further action letters addressing the Rickenbacker Facility and the aircraft ramp were obtained by AirNet from the Authority prior to beginning construction. No additional pollution conditions on the leased land were noted during construction of the Rickenbacker Facility or the aircraft ramp and none have been noted through the date of this Annual Report on Form 10-K.

In June 2005, AirNet relocated its corporate and operational headquarters from 3939 International Gateway in Columbus, Ohio (the "Port Columbus Facility") to the new Rickenbacker Facility. AirNet's lease of its Port Columbus Facility expired on August 31, 2005. In connection with vacating its Port Columbus Facility, AirNet was required to conduct an environmental assessment of the Port Columbus Facility. The results of the environmental assessment demonstrated concentrations of petroleum hydrocarbons and vinyl chloride above the regulatory limits in samples associated with one of three oil-water separators located in the hanger portion of the Port Columbus Facility. Except for the area associated with the one oil-water separator, it was the opinion of the environmental testing firm engaged to conduct the assessment that no obviously recognized environmental conditions existed at AirNet's Port Columbus Facility in the areas assessed, including the fuel farm which AirNet maintained at the Port Columbus Facility through August 2006.

Following completion of the environmental assessment of the Port Columbus Facility, AirNet, with the assistance of the Authority, determined what actions were necessary to remediate the identified pollution conditions. In March of 2006, AirNet completed remedial work to remove the pollution conditions, which consisted primarily of the removal and replacement of a portion of the concrete floor in the hangar area of the Port Columbus Facility, the removal and replacement of the contaminated soil, and the installation of a new oil-water separator. Environmental testing conducted upon the completion of the remedial work demonstrated no presence of petroleum hydrocarbons or vinyl chloride above the regulatory limits in the area associated with the remedial work.

AirNet also maintained certain assets at Port Columbus for dispensing aviation fuel under the terms and conditions of a separate lease agreement (the "Fuel Farm Lease"). The Fuel Farm Lease required AirNet to return the premises leased under the Fuel Farm Lease to their original condition upon the termination of the lease. In lieu of returning the premises to their original condition, the Fuel Farm Lease provided that the Authority could take title to any improvements constructed by AirNet on the leased premises. On August 17, 2006, AirNet conveyed all of its fuel farm assets to the Authority for $1 and a release of any future liabilities associated with the Fuel Farm Lease and the fuel farm assets, other than any liabilities related to environmental conditions which may be imposed by any governmental agency. The Fuel Farm Lease also was terminated on August 17, 2006. As a result of the conveyance of the fuel farm assets to the Authority and the termination of the Fuel Farm Lease, AirNet was relieved of its obligation to return the leased premises to their original condition.

AirNet believes that compliance with applicable laws and regulations governing environmental matters has not had, and is not expected to have, a material effect on AirNet's capital expenditures, operations or competitive position.

Employees

As of December 31, 2007, AirNet employed approximately 640 persons, which included approximately 150 pilots. AirNet's employees are not represented by any union or covered by any collective bargaining agreement. AirNet has experienced no work stoppages and believes that its relationship with employees is good.

ITEM 1A – RISK FACTORS

Completion of the merger is subject to various customary closing conditions, including the obtaining of shareholder approval and adoption of the merger and the merger agreement and the obtaining of any required regulatory approvals.

As of March 31, 2008, AirNet entered into a definitive merger agreement to be acquired by an affiliate of Bayside Capital, Inc. ("Bayside Capital") for $2.81 per share in a cash merger transaction. The price represents a premium of approximately 94% over the closing price of $1.45 per share on March 28, 2008. The total value of the transaction in the merger is approximately $28.7 million (before transaction costs). In conjunction with the merger agreement, the affiliate of Bayside Capital will also be purchasing approximately 1.9 million common shares of AirNet at $2.81 for a total purchase price of approximately $5.4 million.

The Board of Directors of AirNet unanimously approved the merger agreement, determined that the merger is in the best interests of AirNet's shareholders and agreed to recommend approval and adoption of the merger and the merger agreement by AirNet's shareholders. AirNet's shareholders will vote on the proposed merger at a special meeting that will be held on a date to be announced. Completion of the merger is subject to various customary closing conditions, including shareholder approval and adoption of the merger and the merger agreement and the obtaining of any required regulatory approvals. The closing of the merger is expected to occur during the second quarter of 2008, and is not subject to any financing contingencies. However, there can be no assurances that the parties will be able to obtain any required regulatory approvals of the merger on the proposed terms and schedule, that AirNet's shareholders will approve and adopt the merger and the merger agreement or that the other closing conditions will be satisfied. Additionally, uncertainty surrounding the proposed merger may make it more difficult to maintain relationships with AirNet's customers and team members. In the event that the merger is not consummated, AirNet's management and Board of Directors would re-assess the options available to AirNet and may revise AirNet's strategic direction, as necessary.

The Check 21 Act and electronic methods of clearing cancelled checks have had, and will continue to have, a significant adverse effect on AirNet's revenues derived from check delivery services.

The Check 21 Act, which became effective in October 2004, created a new negotiable instrument called a substitute check (also known as an image replacement document or "IRD") that becomes the legal equivalent of the original item. The Check 21 Act effectively removed the requirement of returning an original paper check to the account holder's financial institution and required that all financial institutions accept an IRD in lieu of a cancelled check. The Check 21 Act and the transition in the banking industry to electronic methods of clearing cancelled checks will eventually replace the need for expedited air transportation services for the delivery of original cancelled checks by most of AirNet's banking customers. The Check 21 Act and electronic methods of clearing cancelled checks have had, and will continue to have, a significant adverse affect on AirNet's revenues derived from check delivery services.

The use of image replacement documents and other electronic methods to clear cancelled checks is accelerating and will have a significant adverse effect on AirNet's revenues and income.

The use of IRD's and other electronic methods to clear cancelled checks is accelerating and AirNet is experiencing significant declines in the volume of cancelled checks it delivers for its banking customers. The acceleration in the use of electronic methods of clearing checks has had and will continue to have a significant adverse effect on AirNet's revenues and income. AirNet's contribution margin on the delivery of cancelled checks is significantly higher than its contribution margin from its other delivery services. The decline in revenues derived from check delivery services and the associated loss of contribution margin will require AirNet to further reduce its current route structure, the number of aircraft it operates and operating and administrative costs. Such reductions in AirNet's national airline network will result in the elimination of certain delivery services to its banking customers and will result in additional declines in AirNet's Bank Services revenues. The high fixed costs of AirNet's national airline structure make it difficult to reduce costs in proportion to anticipated decreases in revenues and income.

AirNet has implemented a new pricing structure for its weekday Bank Services customers. If AirNet is not successful in implementing this pricing structure, the decline in AirNet's Bank Services revenues will adversely affect AirNet's operations.

On October 15, 2007, AirNet issued a press release announcing a new pricing structure for AirNet's weekday Bank Services customers and notified them of the structure and of price increases effective at various times in the future. The new pricing structure and price increase incorporate tiered zone pricing features where the cities AirNet serves are categorized by current shipping volumes based on both origins and destinations and a core zone support charge effective when dispatches are terminated. If AirNet is unable to successfully implement and hold the new pricing structure, the continuing decline in AirNet's Bank Services revenues will require additional significant changes in AirNet's air transportation network, including further reductions in its airline route schedule, the number of aircraft it operates, operating and administrative costs and may cause Bank Services customers to make additional cancellations.

AirNet will not be able to offset the accelerating decline in weekday and weekend Bank Services revenues and contribution margins with Express Services revenues and contribution margins, which could adversely affect AirNet's profitability and require further reductions in AirNet's weekday air transportation network.

Because the density of cancelled check shipments is greater than the typical Express Services shipment, contribution margins on Bank Services shipments are substantially higher than Express Services shipments after considering the cubic dimension of shipments. Also, due to the unscheduled nature of Express Services shipments, pick-up and delivery costs per shipment are higher for Express Services shipments than Bank Services shipments. Express Services contribution margins are currently insufficient to support the operation of AirNet's airline as presently configured. As AirNet's Bank Services revenues continue to decline due to service cancellations driven by a decline in cancelled check volumes, it will be necessary for AirNet to continue to restructure AirNet's airline by reducing routes and the number of aircraft its operates. Due to the high fixed costs of operating AirNet's national air transportation network, there can be no assurances that AirNet's financial performance in future periods will be profitable or sufficient to support a national air transportation network.

Reductions in AirNet's route schedule and the number of aircraft it operates may adversely impact AirNet's Express Services business.

AirNet's air and ground network that provides later pick-up and earlier delivery times than those offered by other national carriers is one of the primary differentiating characteristics of AirNet's time-critical delivery network. A significant portion of AirNet's Express Services shipments are transported on AirNet's airline. The anticipated decline in AirNet's transportation of cancelled checks has and will continue to require significant changes in AirNet's air transportation network, including further reductions in its current route schedule and the number of aircraft it operates. Reductions in AirNet's route schedule and the number of aircraft it operates will require AirNet to transport a greater portion of its Express Services shipments on commercial airlines and may result in the elimination of certain delivery services to AirNet's Express Services customers, resulting in additional declines in revenues.

If AirNet fails to implement its revised business strategy successfully, AirNet's business may suffer.

AirNet has been developing a new business strategy that focuses on the core strengths of AirNet's flight operations. AirNet has evaluated strategic alternatives to mitigate the decline in Bank Services revenues, including cost reductions, expansion of charter flying, entry into new transportation markets, sale of part of AirNet's assets, and other strategic initiatives, including acquisitions. As a result of the development of a revised business strategy, AirNet is implementing growth plans to expand dedicated scheduled and on demand cargo charter services for customers in niche markets requiring high control, rapid delivery and non conforming delivery times.

This plan involves expanding charter services for existing customers, extending charter services to other customers and market segments, and creating small specialized networks for specific customers. This cargo charter business model involves flying an aircraft for a single customer under a customer defined itinerary where the customer buys the entire aircraft's capacity. Additionally, AirNet intends to grow by providing express feeder service through dedicated charters for the large integrated carriers. This cargo charter model involves flying dedicated feeder charters where the cost structure is predominately ACMI. AirNet will operate a smaller national network as the bank business changes and may become an air carrier that primarily serves charter customers in a scheduled and on demand environment. There can be no assurance that AirNet can make a transition to an air carrier primarily serving ACMI and dedicated cargo charter customers, that related alternatives or cost reductions can be implemented or, if fully implemented, the transition to ACMI or dedicated cargo charter markets, together with such alternatives or cost reductions, will be sufficient to counter the trend of declining Bank Services revenues and profitability in future periods.

Competition from other providers of express air and ground delivery services may adversely affect AirNet's results of operations and financial condition.

AirNet's Bank Services compete primarily against the Federal Reserve's Check Relay Network, which has significantly greater financial and other resources than AirNet. The Federal Reserve is regulated by the Monetary Control Act of 1980, which in general requires that the Federal Reserve price its services on an actual cost basis plus a set percentage private sector market adjustment factor. Failure by the Federal Reserve to comply with the Monetary Control Act by pricing its services below the required rates could have an adverse competitive impact on AirNet. On February 13, 2007, the Federal Reserve announced that on May 21, 2007, it would be significantly reducing the number of interdistrict flights on its CRN as a result of the significant decline in the volume of cancelled checks to be transported. The Federal Reserve also announced that it expects the CRN will be discontinued by 2010. Also, the market for Express Services is highly competitive. Aggressive competition for customers with express delivery needs could have a material adverse affect on revenue and contribution margins in Express Services. Additionally, the ACMI market is a niche market within a highly competitive contract cargo carrier market, and primarily includes express feeder service to large integrated carriers such as UPS and FedEx. AirNet believes that growth opportunities exist in the ACMI market because of large integrated carriers' desire to work with a smaller number of feeder companies, a shift in emphasis from price to service reliability, and consolidation occurring within the airline sector in which AirNet operates. There can be no assurance, however, that AirNet can successfully compete as an air carrier primarily serving ACMI and dedicated cargo charter customers.

An economic downturn could result in less demand for AirNet's delivery services.

Many economists have reported that the U.S. economy is slowing, and may be headed toward a recession. AirNet's air transportation network relies on customers who need time-sensitive delivery services. AirNet's time-critical cancelled check delivery service allows its banking customers to reduce their float costs and related processing fees. To the extent these costs and fees become less significant to the overall operations of AirNet's banking customers, their demand for AirNet's services may lessen. Additionally, since shipments are made by most of AirNet's Express Services customers on an as-needed basis, AirNet does not have commitments from these customers. The overall demand for both Bank Services and Express Services is primarily influenced by the health of the U.S. economy, which is cyclical in nature, the seasonality and economic health of the industries using AirNet's air transportation network and the availability, reliability and cost of alternative shipping services including services from competitors who are larger, serve more cities and have more financial resources. The amounts shipped in AirNet's air transportation network during any particular time period can fluctuate significantly due to the foregoing factors. A downward fluctuation in demand for AirNet's Bank Services and Express Services could have a material adverse effect on AirNet's results of operations.

The U.S. aviation industry is experiencing a shortage of qualified pilots which could adversely impact AirNet's flight schedule and air transportation network.

The U.S. aviation industry is currently experiencing a shortage of qualified pilots. AirNet competes for qualified pilots with major passenger airlines, regional passenger carriers, fractional ownership operators, corporate flight departments and other cargo airlines. Because of the resurgence in airline passenger travel and increased hiring by commercial passenger airlines, the competition for obtaining qualified pilots has significantly increased. Consequently, AirNet has experienced, and is currently experiencing, higher pilot attrition which has caused pilot shortages. To date, AirNet has generally been able to complete scheduled flights using line pilots, reserve pilots and instructors, flight rated management or third party contract air carriers. These remedies have resulted in increased pilot travel expense and subcontracted air route costs. Flight cancellations and associated revenue losses have been minimal. In an effort to address the competition for available pilots, AirNet has implemented pilot compensation increases and has implemented bonus arrangements to attract and retain qualified pilots. AirNet has also increased its pilot recruiting and training activities. The compensation increases and bonus arrangements will result in a significant increase in AirNet's operating wages and benefits expense; however, to date, this increase has been offset by the overall lower number of pilots. There can be no assurance that the compensation increases and bonus arrangements will be successful in attracting or retaining qualified pilots, or that scheduled flights will not be cancelled, resulting in revenue losses, because of pilot shortages.

Fuel surcharge revenues may be insufficient to recover fuel cost increases and higher fuel surcharges may cause customers to consider other transportation alternatives.

AirNet charges its customers a fuel surcharge as a percentage of base transportation charges. AirNet's base transportation revenues have historically been sufficient to recover increases in fuel costs after application of the fuel surcharge. As AirNet's Bank Services revenues decline, AirNet may not have base transportation revenues sufficient to recover increases in fuel costs, which would have a material adverse effect on AirNet's results of operations.

Additionally, because of significant increases in fuel costs and the related escalation in fuel surcharges, AirNet's Bank Services and Express Services customers may consider utilizing other alternatives to air transportation, which could negatively affect AirNet's results of operation.

A failure of computer systems could significantly disrupt AirNet's business.

AirNet utilizes a number of computer systems to schedule flights and personnel, track aircraft and freight, bill customers, pay expenses and monitor a variety of activities, ranging from maintenance and safety compliance to financial performance. The failure of the hardware or software that support these computer systems, or the loss of data contained in any of them, could significantly disrupt operations.

It will be difficult for AirNet to dispose of its aircraft and other operating assets in response to any reductions in its air transportation network or operations.

AirNet's ability to dispose of its aircraft in response to any reductions in its air transportation network will be limited by the age and cargo configuration of such aircraft. AirNet's aircraft, including its Learjets, are relatively older, higher use aircraft that are not configured for passenger use. Lower use Learjets with similar ages, lower operating hours and configured for passenger use have been averaging in excess of 18 months on the market prior to sale. AirNet's ability to dispose of its Learjets will be restricted by such market factors and may require extended holding periods prior to sale. The cost of converting such Learjets to passenger use will also limit the market for such aircraft and the value AirNet may receive upon their sale. A significant portion of AirNet's other aircraft are subject to similar factors that will limit their marketability. AirNet's operating facility located at Rickenbacker International Airport is a specialty use facility which is not readily adaptable to uses other than aircraft operations. The specialty nature of AirNet's Rickenbacker Facility and the fact that it is not located at a major metropolitan airport will limit its value and could result in an extended holding period prior to disposition.

Government regulation significantly affects AirNet.

AirNet's delivery operations are subject to various federal, state and local regulations that in many instances require permits and licenses. Failure by AirNet to maintain required permits or licenses, or to comply with the applicable regulations, could result in substantial fines or possible revocation of AirNet's authority to conduct certain of its operations. AirNet's flight operations are regulated by the FAA under Part 135 of the Federal Aviation Regulations. Among other things, these regulations govern permissible flight and duty time for aviation flight crews. The FAA has contemplated, from time to time, certain changes in flight and duty time guidelines which, if adopted, could increase AirNet's operating costs. These changes, if adopted, could also require AirNet and other operators regulated by the FAA to hire additional flight crew personnel. In addition, Congress, from time to time, has considered various means, including excise taxes, to raise revenues directly from the airline industry to pay for air traffic control facilities and personnel. There can be no assurances that Congress will not change the current federal excise tax rate or enact new excise taxes, which could adversely affect AirNet's business.

Proposed legislative changes in the manner in which the FAA is funded by the federal government may increase AirNet's operating costs.

On February 14, 2007, the FAA sent proposed legislation to Congress that would significantly alter the manner in which the federal government funds the FAA. The proposed legislation, entitled "The Next Generation Air Transportation System Financing Reform Act of 2007" would generate revenue to fund FAA operations from a number of sources, including the imposition of certain fees for using the air traffic system and increases in the fuel tax. Neither the Senate nor the House of Representatives adopted the FAA's proposed legislation, and the Senate and the House of Representatives each introduced its own FAA funding legislation entitled, respectively, the "Aviation Investment and Modernization Act of 2007" and the "FAA Reauthorization Act of 2007". The Senate and House of Representatives proposed bills have been referred to their respective committees and neither bill has been approved by the full Senate or full House of Representatives. Any FAA funding legislation that contains new user fees or increases the fuel tax, if enacted, would significantly increase AirNet's operating costs and could adversely impact AirNet's financial performance.

FAA grounding of AirNet's fleet or a specific type of aircraft used in AirNet's delivery services business may adversely affect AirNet's business and revenues.

The FAA has the authority to ground specific types of aircraft due to safety concerns and ground a Part 135 operator's entire fleet for alleged violations of safety requirements. The FAA has, from time to time, grounded specific types of aircraft until such aircraft can be inspected and/or can be modified to correct the safety issue. The FAA has considered airworthiness directives that could result in the grounding of certain Cessna 208 Caravans until de-icing equipment or other modifications can be installed. AirNet operates 16 Cessna 208 Caravans as part of its air transportation network. The grounding of any type of aircraft used in AirNet's fleet, including the Cessna 208 Caravans, would adversely affect AirNet's air transportation network and would adversely affect AirNet's business and revenues. In addition, the cost of modifying AirNet's aircraft to correct any safety concerns would increase the cost of operating such aircraft and AirNet's business.

Loss of AirNet Management, Inc.'s Indirect Air Carrier Standard Security Program approval could adversely affect AirNet's business.

A significant portion of AirNet's shipments are transported via commercial passenger airlines. TSA regulations provide that only indirect air carriers that maintain a TSA-approved Indirect Air Carrier Standard Security Program ("IACSSP") may tender packages to commercial passenger airlines. AirNet Management, Inc., a wholly-owned subsidiary of AirNet ("AirNet Management"), maintains a TSA-approved IACSSP under which AirNet derives its authority to tender packages to commercial passenger airlines. AirNet's ability to transport packages on commercial passenger airlines is dependent upon AirNet Management's continuing compliance with the rules and regulations governing Indirect Air Carrier Standard Security Programs and the TSA's continuing approval of the AirNet Management IACSSP. The TSA has, from time to time, implemented new rules and regulations governing the tender of packages to commercial passenger airlines. In addition, the US House and Senate are considering new legislation which, if enacted, would further increase the regulation of air cargo on commercial passenger aircraft. Such new regulations and legislation could increase AirNet's operating costs or make it more difficult to comply with the rules and regulations governing the tender of packages to commercial passenger airlines. The loss of AirNet Management's IACSSP approval would have a significant and immediate adverse effect on AirNet's business.

Failure to renew AirNet's grantee status to the DOT-SP 7060 Special Permit or AirNet's Transport Canada Permit for Equivalent Level of Safety would result in significant loss of Express Services revenue.

AirNet maintains grantee status to the DOT-SP 7060 Special Permit and holds a Transport Canada Permit for Equivalent Level of Safety which allows AirNet to transport higher volumes of radioactive pharmaceuticals than permitted for most air carriers. AirNet's grantee status under the DOT-SP 7060 Special Permit expires in August 2010 and its Transport Canada Permit for Equivalent Level of Safety expires on March 31, 2010. Although AirNet anticipates it will obtain a renewal of these permits at their next scheduled renewal dates, there can be no assurances that these permits will be extended. Further, there can be no assurance that AirNet can continue to comply with all current requirements related to its grantee status under the DOT-SP 7060 Special Permit or its Permit for Equivalent Level of Safety, or that such requirements will not change in the future which would negatively affect AirNet's ability to maintain such status.

Changes in government regulations regarding the transportation of hazardous materials may increase AirNet's costs of transporting such shipments or reduce AirNet's ability to transport such shipments.

Failure to comply with new or existing regulations governing the transportation of hazardous materials would reduce or otherwise restrict AirNet's ability to transport hazardous materials, including its ability to transport radioactive pharmaceuticals pursuant to AirNet's grantee status under the DOT SP-7060 Special Permit. Future changes in government regulations regarding the transportation of hazardous materials may also increase AirNet's costs of transporting such shipments or reduce AirNet's ability to transport such shipments.

Reclassification of ground couriers as employees rather than independent contractors could subject AirNet to back taxes and other liabilities.

Prior to 2006, AirNet used the services of independent contractors as couriers to pick up and deliver a significant portion of its packages. From time to time, federal and state authorities have sought to assert that independent contractors in the transportation industry, including independent contractors providing services similar to those utilized by AirNet, are employees rather than independent contractors. AirNet previously classified its couriers providing services under an independent contractor agreement or arrangement as independent contractors rather than as employees. However, there can be no assurance that federal or state authorities will not challenge this position and attempt to reclassify such independent contractors as employees of AirNet. In the event of any such reclassification, AirNet could be required to pay back-up withholding with respect to amounts previously paid to its couriers and be required to pay penalties or subject AirNet to other liabilities as a result of the incorrect classification of such individuals, such as payment of past due workers compensation and unemployment insurance premiums.

Changes to current transportation security requirements or procedures could adversely impact AirNet's ability to efficiently conduct AirNet's air and ground operations to meet AirNet's current delivery parameters or significantly increase costs to transact those operations.

Considerable focus has been placed on package security requirements and procedures at domestic and international airports since the September 11, 2001 tragedy and related incidents. The TSA, commercial airlines, fixed based operations (where AirNet transacts a significant portion of its aircraft loading and unloading operations) and airport authorities are still in the process of reviewing and improving all aspects of their security requirements. While many proposed changes are voluntary, many are being mandated by the TSA, the DOT and the FAA.

During 2002, the TSA implemented screening procedures for over-the-counter cargo tendered to commercial airlines. These screening procedures have resulted in additional tender time for packages transported on the commercial airlines in certain locations and during certain times. In addition, the TSA continues to review and consider additional package screening requirements and changes to the vendor screening procedures, which AirNet may need to perform on packages from its customers. Many commercial airlines are also adding security surcharges to shipments.

Changes at fixed base operators and by local airport authorities could potentially limit AirNet's ramp access to its aircraft, thereby increasing tender time from customers. Changes in chain of custody requirements could also potentially cause AirNet to incur additional costs to staff additional hours at certain locations. In response to security-related procedures being implemented, AirNet added a security surcharge in 2002 for its Bank Services and Express Services customers. Although the surcharge has helped offset the increasing costs associated with security issues, AirNet's current surcharge program may not be sufficient to cover all new costs it may incur as additional transportation safety procedures are developed and/or required.

As a company actively engaged in providing aviation services, AirNet is subject to current and future regulations with which it must comply in order to maintain its ability to provide such services. Various governmental agencies are implementing and expanding policies, procedures, and compliance measures to enhance the safety and security of both domestic and international air transportation. This increasing regulatory environment may require AirNet to change its operational processes, modify its flight schedules, and incur additional costs of compliance. The costs associated with regulatory compliance could impact AirNet's financial results. AirNet's inability to comply with current or future governmental regulations could limit or restrict AirNet's ability to provide specific services, including but not limited to, the transportation of hazardous materials.

Catastrophic accidents involving AirNet's aircraft could result in a significant reduction in AirNet's business and increase its insurance costs.

A catastrophic accident could reduce the demand for AirNet's services and, therefore, reduce its revenue. In the event of a catastrophic accident, AirNet may not be able to secure liability insurance for its business or secure such insurance at a reasonable cost.

Environmental concerns may arise in connection with AirNet's operation at its Rickenbacker Facility on leased land with known pollution conditions.

In 2005, AirNet completed construction of its Rickenbacker Facility on land leased from the Authority. Portions of the leased land, as well as portions of the aircraft ramp, on which AirNet conducts a significant portion of its operations at the Rickenbacker Facility, contain known pollution conditions. The appropriate amended post closure plan and no further action letters addressing these areas were supplied to AirNet by the Authority prior to beginning construction. Identification of additional pollution conditions on the leased land or attached ramp could increase AirNet's costs and have an adverse affect on its ability to operate at the Rickenbacker Facility.

If AirNet is unable to maintain sufficient liquidity as AirNet continues to implement its business strategy and other strategic alternatives, AirNet may be unable to sustain its operations.

AirNet believes that it currently has sufficient liquidity to fund its operations, including the payment of capital expenditures and other contractual obligations, from operations, cash on hand and tax refunds. However, to maintain sufficient liquidity as AirNet implements its business strategy and other strategic initiatives, AirNet may need access to additional or other sources of funding. AirNet is exploring other financing alternatives which may include sales of aircraft and other assets and leasing. AirNet's Second Amended and Restated Credit Agreement currently limits the aggregate amount which AirNet may pay as expense under operating leases as well as the aggregate amount of assets which may be the subject of sales transactions or sale and leaseback transactions. The availability and level of financing sources cannot be assured and the inability of AirNet to maintain current sources or to obtain additional funding on acceptable terms would have a material adverse impact on the ability of AirNet to sustain its operations.

Limitations on AirNet's ability to borrow could adversely affect AirNet's financial condition and prevent AirNet from fulfilling its financial obligations.

AirNet has a revolving credit facility (the Second Amended and Restated Credit Agreement) which is scheduled to expire on October 15, 2008. AirNet's revolving credit agreement is used to fund working capital, capital expenditures and other general corporate requirements. As of December 31, 2007, there were no loans outstanding under this revolving credit facility. As of December 31, 2007, AirNet had approximately $0.8 million in standby letters of credit outstanding related to insurance programs, which reduced the amount available to borrow to approximately $14.2 million under the revolving credit facility. Any substantial indebtedness incurred under the revolving credit facility could: (1) require AirNet to dedicate a substantial portion of cash flows from operating activities to payments on AirNet's indebtedness, which would reduce the cash flows available to fund working capital, capital expenditures and other general corporate requirements; (2) limit AirNet's flexibility in planning for, or reacting to, changes in AirNet's business and the industry in which AirNet operates; and (3) limit AirNet's ability to borrow additional funds. AirNet's liquidity and its ability to meet its current and long-term financial obligations as they become due will be dependent upon AirNet's financial performance, its ability to meet financial covenants under the revolving credit facility and its ability to replace or extend the revolving credit facility when it becomes due. AirNet's breach of a financial covenant or other provision of its revolving credit facility would constitute a default and would permit its lender to pursue the remedies available to it under the revolving credit facility. These remedies include terminating AirNet's ability to make any new borrowings and accelerating the repayment of any then existing borrowings under the revolving credit facility. If AirNet's lender declared a default, there is no assurance that AirNet would have adequate resources or be able to obtain other financing to pay any amounts owed under the revolving credit facility. AirNet's failure to meet these financial covenants would have a material adverse effect on AirNet's financial position and ability to continue operations.

AirNet may not be able to raise future capital through debt financing which could adversely affect AirNet's ability to execute its business strategy.

AirNet may be unable to raise capital for future capital expenditures through debt financing. AirNet's inability to secure debt financing would limit its ability to purchase new aircraft and change the current mix of aircraft in its fleet. The current aircraft in AirNet's fleet were originally designed to meet the delivery needs of AirNet's bank customers and have relatively small cargo capacities. AirNet's current aircraft are not readily adaptable to the transportation of many types of air cargo, which generally require greater aircraft capacity and lower operating costs. AirNet's inability to secure debt financing to purchase aircraft that are more suitable to the transportation of Express Services cargo may adversely affect AirNet's ability to execute its business strategy.

AirNet may encounter issues in documenting and testing its internal control over financial reporting for purposes of complying with Section 404 of the Sarbanes-Oxley Act of 2002.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to annually assess the effectiveness of AirNet's internal control over financial reporting beginning with the fiscal year ending December 31, 2007 and a report by AirNet's independent registered public accounting firm addressing the effectiveness of the internal control over financial reporting beginning with the fiscal year ending December 31, 2008. During the course of AirNet's testing, AirNet may identify deficiencies and weaknesses, which AirNet may not be able to remediate in time to meet the deadline imposed by the regulations promulgated under the Sarbanes-Oxley Act for compliance with the requirements for Section 404. If AirNet's independent registered public accounting firm is unable to give a favorable report on the effectiveness of AirNet's internal control over financial reporting beginning with the fiscal year ending December 31, 2008, the result could be a material adverse effect on AirNet's reputation, financial condition and on the market price of AirNet's common shares.

Anti-takeover provisions may delay or prevent an acquisition or change in control of AirNet by a third party.

Provisions of AirNet's amended articles and code of regulations and of the Ohio Revised Code, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of AirNet and limit the price that certain investors might be willing to pay in the future for the common shares. Among other things, these provisions require certain supermajority votes, establish advance notice procedures for shareholder nomination of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings, eliminate cumulative voting in the election of directors and provide that directors may only be removed from office for cause.

AirNet's amended articles authorize the board of directors to issue up to 10,000,000 preferred shares without further shareholder approval, subject to any limitations prescribed by law and the rules and regulations of AMEX. The preferred shares could have dividend, liquidation, conversion and other rights and privileges that are superior or senior to the common shares. Issuance of preferred shares could result in the dilution of the voting power of the common shares, adversely affect holders of the common shares in the event of liquidation of AirNet or delay, defer or prevent a change in control of AirNet.

In addition, Section 1701.831 of the Ohio Revised Code contains provisions that require shareholder approval of any proposed "control share acquisition" of any Ohio corporation at any of three voting power thresholds: one-fifth, one-third and a majority. Further, Chapter 1704 of the Ohio Revised Code contains provisions that restrict specified business combinations and other transactions between an Ohio corporation and interested shareholders.

ITEM 1B – UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2 – PROPERTIES

Operating facilities

On January 20, 2004, AirNet entered into a land lease with the Authority to lease approximately 8 acres located within Rickenbacker International Airport. AirNet completed construction of its new Rickenbacker Facility in May 2005 and AirNet's relocation to the Rickenbacker Facility was completed in June 2005. AirNet's corporate and operational functions that were previously conducted at the Port Columbus Facility and the administrative functions previously conducted at 555 Morrison Road in Gahanna, Ohio were consolidated at the new Rickenbacker Facility. Rickenbacker is located in Franklin and Pickaway Counties, Ohio, southeast of Columbus, Ohio, approximately fifteen miles from AirNet's former Port Columbus Facility.

Through August 2006, AirNet also maintained certain assets at Port Columbus for dispensing aviation fuel under the terms and conditions of a separate lease agreement (the "Fuel Farm Lease"). The Fuel Farm Lease required AirNet to return the premises leased under the Fuel Farm Lease to their original condition upon the termination of the lease. In lieu of returning the premises to their original condition, the Fuel Farm Lease provided that the Authority could take title to any improvements constructed by AirNet on the leased premises. On August 17, 2006, AirNet conveyed all of its fuel farm assets to the Authority for $1 and a release of any future liabilities associated with the Fuel Farm Lease and the fuel farm assets, other than any liabilities related to environmental conditions which may be imposed by any governmental agency. The Fuel Farm Lease also was terminated on August 17, 2006. As a result of the conveyance of the fuel farm assets to the Authority and the termination of the Fuel Farm Lease, AirNet was relieved of its obligation to return the leased premises to their original condition.

AirNet also conducts operations at approximately 27 additional locations throughout the United States. These locations, which are leased from unrelated third parties, generally include office space and/or a section of the lessor's hangar or ramp.

Fleet

Cargo aircraft

The following table shows information about AirNet's cargo aircraft fleet used in its Bank Services and Express Services operations as of December 31, 2007. AirNet's cargo aircraft have been modified for cargo use and contain no passenger seats and interiors to provide maximum payload.

Aircraft Type	Owned(1)	Leased	Payload(2)	Range(3)	Speed(4)
Aircraft used in operations:					
Learjet, Model 35/35A	29	-	3,800	1,700	440
Cessna Caravan	7	9	3,400	825	160
Beech Baron	40	-	1,000	800	165
Piper Navajo	17	-	1,500	800	160
Total aircraft	93	9			

(1) In the first quarter of 2008, one Learjet 35 was sold and one Learjet 35 was damaged and removed from AirNet's aircraft fleet, which decreased the total number of owned Learjets to 27.

(2) Maximum payload in pounds for a one-hour flight plus required fuel reserves.

(3) Maximum range in nautical miles, assuming zero wind, full fuel and maximum payload.

(4) Maximum speed in knots, assuming maximum payload.

The Learjet 35 is among the fastest and most reliable small jet aircraft available in the world and meets all Stage Three noise requirements currently required at most locations across the United States.

The Cessna Caravan Super Cargomaster aircraft is a single-engine turbo-prop aircraft.

The Piper Navajo and Beech Baron are twin-engine piston aircraft.

Vehicles

AirNet operated a fleet of approximately 50 ground transportation vehicles as of December 31, 2007. Vehicles range in size from passenger cars to full sized vans. AirNet also rents lightweight trucks for certain weekend ground routes. In 2001, AirNet entered into a leasing agreement with a third party provider and began replacing owned vehicles with leased vehicles as replacement became necessary. AirNet leased approximately 17 of the 50 ground transportation vehicles it operated as of December 31, 2007. In addition to the ground transportation vehicles it operates, AirNet owns and operates approximately 24 vehicles not licensed for road use, including fuel trucks, de-icing trucks and tugs.

ITEM 3 – LEGAL PROCEEDINGS

There are no pending legal proceedings involving AirNet and its subsidiaries other than routine litigation incidental to their respective business. In the opinion of AirNet's management, these proceedings should not, individually or in the aggregate, have a material adverse effect on AirNet's results of operations or financial condition.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the shareholders of AirNet during the fourth quarter of the fiscal year ended December 31, 2007.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common shares of AirNet Systems, Inc. traded on the New York Stock Exchange until January 24, 2006. On January 25, 2006, the common shares of AirNet Systems, Inc. began trading on AMEX under the symbol "ANS". The table below sets forth the high and low sales prices of the common shares (a) as reported on AMEX for the period from January 1, 2007 through December 31, 2007 and (b) as reported on the New York Stock Exchange for the period from January 1, 2006 through January 24, 2006 and as reported on AMEX for the period from January 25, 2006 through December 31, 2006 (December 29, 2006 was the last trading day during the fiscal year ended December 31, 2006.)

	2007		2006	
Quarter ended	High	Low	High	Low
March 31	$3.47	$2.85	$3.76	$3.17
June 30	3.69	3.21	3.60	2.82
September 30	3.45	2.42	3.84	2.80
December 31	2.54	1.65	3.92	2.91

AirNet has not paid any dividends on its common shares and has no current plans to pay any dividends in the foreseeable future. AirNet anticipates using future earnings to finance operations.

The payment of any future dividends on common shares will be determined by the AirNet Board of Directors in light of conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

On March 25, 2008, there were approximately 814 record holders of AirNet's common shares.

Neither AirNet nor any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended, purchased any common shares of AirNet during the fourth quarter of the fiscal year ended December 31, 2007. On February 18, 2000, AirNet announced a stock repurchase plan under which up to $3.0 million of AirNet common shares may be repurchased from time to time. These repurchases may be made in open market transactions or through privately negotiated transactions. As of December 31, 2007, AirNet had the authority, subject to bank approval, to repurchase approximately $0.6 million of AirNet common shares under this stock repurchase plan.

ITEM 6 – SELECTED FINANCIAL DATA

Pursuant to Item 301(c) of SEC Regulation S-K, the disclosure contemplated by Item 6 is not required because AirNet qualifies as a smaller reporting company.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following management's discussion and analysis describes the principal factors affecting the results of operations, liquidity and capital resources, as well as the critical accounting policies, of AirNet. This discussion should be read in conjunction with the accompanying audited consolidated financial statements, which include additional information about AirNet's significant accounting policies, practices and the transactions that underlie its financial results, and the risk factors described in "ITEM 1A – RISK FACTORS" of this Annual Report on Form 10-K. Since AirNet qualifies as a smaller reporting company, the following management's discussion and analysis covers the two-year period required in Article 8 of SEC Regulation S-X (i.e., the fiscal years ended December 31, 2007 and 2006). In addition, the tabular disclosure of contractual obligations contemplated by Item 303(a)(5) of SEC Regulation S-K has been omitted as permitted by Item 303(d) of SEC Regulation S-K.

Results of Operations

Financial Overview

Income (loss) from continuing operations before interest and income taxes was approximately $5.8 million and ($10.1) million for 2007 and 2006, respectively. Included in the income (loss) from continuing operations before interest and income taxes were non-cash asset impairment charges of approximately $2.2 million and $24.6 million during 2007 and 2006, respectively.

Income (loss) from continuing operations was approximately $3.4 million ($0.33 income per share) for 2007 and approximately ($13.3) million ($1.31 loss per share) for 2006. Non-cash asset impairment charges were approximately $2.2 million and $24.6 million in 2007 and 2006, respectively. No tax benefit was recorded in 2007 and 2006 related to the asset impairment charges (see "Note 10 – Income Taxes" of the Notes to Consolidated Financial Statements included in "ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K).

Net Revenues

Dollars in '000's *Net Revenues*	*2007*	*2006*	*$ Increase (Decrease) 2006 to 2007*	*% Increase (Decrease) 2006 to 2007*
Net Revenues				
Bank Services	$ 99,853	$ 112,034	$ (12,181)	(11)%
Express Services	58,163	59,187	(1,024)	(2)%
Aviation Services	3,013	1,586	1,427	90%
Total Net Revenues	$ 161,029	$ 172,807	$ (11,778)	(7)%

There were 198 flying days in 2007 and 199 flying days in 2006. There were 53 weekends in 2007 and 52 weekends in 2006. Bank Services revenues and Express Services revenues are presented net of federal excise tax fees which were approximately 2% for Bank Services revenues and approximately 3% for Express Services revenues in each of the periods presented.

Bank Services revenues declined approximately 11% in 2007 from 2006 primarily due to a decrease in cancelled check volumes. While AirNet's Bank Services revenue declined, AirNet's income from continuing operations benefited from a decrease in operating expenses as a result of the reduction in AirNet's flight schedule in March and October 2007 as discussed below. AirNet's total Express Services revenues decreased approximately 2% in 2007 from 2006.

AirNet generally assesses its Bank Services customers a fuel surcharge, which is generally based on the Oil Price Index Summary – Columbus, Ohio (OPIS) index. The average fuel price on the OPIS index increased approximately 10% in 2007 from 2006 and increased 13% in 2006 as compared to 2005. AirNet also assesses most of its Express Services customers a fuel surcharge based on the OPIS index, which is adjusted monthly based on changes in the OPIS index. As index rates fluctuate above a set threshold, surcharge rates will increase or decrease accordingly. The fuel surcharge rate is applied to the revenue amount billed to Bank Services and Express Services customers. AirNet assesses certain Express Services customers fuel surcharges based on negotiated contractual rates.

Fuel surcharge revenues for Bank Services in 2007 exceeded the comparable amounts in 2006 by approximately $0.5 million, or 3%. Fuel surcharge revenues for Express Services in 2007 decreased from the comparable amounts in 2006 by approximately $1.2 million, or 13%. A substantial portion of the Express Services price increases that were instituted in the fourth quarter of 2006 and the first quarter of 2007 increased the base transportation rates and lowered fuel surcharge rates. Management believes Bank Services fuel surcharge revenues in 2008 will decline from 2007 amounts because of declining Bank Services revenues.

Revenue yields per pound are similar for Bank Services and Express Services shipments; however, because the density of cancelled check shipments is much greater than the typical Express Services shipment, contribution margins on Bank Services shipments are substantially higher than Express Services shipments based on the cubic dimension of shipments. Due to the unscheduled nature of Express Services non-charter point-to-point surface shipments, pick-up and delivery costs per shipment are higher for Express Services shipments than Bank Services shipments. Lower check delivery volumes due to the increased use of image products and other electronic alternatives to the physical movement of cancelled checks will contribute to a significant reduction in AirNet's Bank Services revenues and contribution margin in future periods.

Bank Services Revenues

Dollars in '000's Bank Services Revenues		2007		2006		$ Increase (Decrease) 2006 to 2007	% Increase (Decrease) 2006 to 2007
Bank Services Revenues	$	84,080	$	96,773	$	(12,693)	(13)%
Fuel Surcharge		15,773		15,261		512	3%
Total Net Bank Services Revenues	$	99,853	$	112,034	$	(12,181)	(11)%
Revenues before fuel surcharge:							
Weekday Revenues Per Flying Day	$	401	$	459	$	(58)	(13)%
Weekend Revenues Per Weekend	$	116	$	147	$	(31)	(21)%

Bank Services shipments consist primarily of cancelled checks (checks processed for settlement), proof of deposit (unprocessed checks) and interoffice mail delivery. These shipments are transported on AirNet's transportation network and, to a lesser extent, on commercial passenger airlines and dedicated AirNet aircraft charters for specific banks. Total net Bank Services revenues decreased in 2007 from 2006 due to, but to a lesser extent than, the decrease in total Bank Services pounds shipped per flying day. Weekday cancelled check pounds shipped per flying day declined approximately 31% in 2007 from 2006. Proof of deposit and interoffice mail deliveries also declined, resulting in an aggregate decrease in total Bank Services pounds shipped per flying day of approximately 26% in 2007 from 2006. Bank Services cancelled check pounds shipped per flying day have declined at an increasing year-over-year rate. Total cancelled check pounds shipped per flying day declined in each quarter of 2007 by approximately 22%, 23%, 25% and 30% when compared to the respective quarter of 2006. Additionally, Bank Services cancelled check pounds shipped per weekend have decreased approximately 24% in 2007 from 2006. AirNet expects these trends to continue at an accelerating rate in 2008 and thereafter.

Primarily as a result of the decline in cancelled check volumes, AirNet's weekday revenues per flying day and weekend revenues per weekend, excluding fuel surcharges, decreased approximately 13% and 21%, respectively, in 2007 as compared to 2006. These declines were partially offset by a 3% increase in fuel surcharge revenues as well as price increases implemented in the fourth quarter of 2007. AirNet expects Bank Services revenues will continue to decline at an accelerating rate in 2008 and thereafter as a result of service cancellations driven by a decline in cancelled check volume and as a result of the significant reduction in the number of flights conducted by AirNet's air transportation network, as described below.

In October 2007 AirNet announced a new pricing structure and price increase for AirNet's weekday Bank Services customers. The new pricing structure incorporates tiered zone pricing features where the cities AirNet serves are categorized by current shipping volumes based on both origins and destinations and a core zone support charge effective when dispatches are terminated.

Bank Services Cancellations

During 2007 and 2006, as a result of decreased demand for air transportation services, AirNet received a number of service cancellations from its banking customers. These cancellations, which took effect at various times during 2007 and 2006, did not impact AirNet's banking revenues on a full year basis for the year they took effect. The full financial effect of such periodic service cancellations is not realized until future reporting periods that commence on or after the effective date of the cancellations. AirNet has also experienced declines in Bank Services revenues as a result of lower shipment weights on services which are subject to variable pricing and as a result of price reductions on fixed rate services as a result of lower shipment weights. AirNet has also received additional service cancellations from its banking customers which become effective in the first and second quarters of 2008. These service cancellations represented approximately $12.3 million of revenues on an annual basis in 2007, including approximately $2.2 million of fuel surcharge revenues. The 2007 and 2008 service cancellations, when combined with the reduction in AirNet's air transportation network, as discussed below, will result in a significant further decline in AirNet's Bank Services revenues in 2008 and thereafter.

AirNet continues to consult with its banking customers to determine their future requirements for air transportation services as they transition to image products and other electronic alternatives to the physical movement of cancelled checks. As a result of past discussions, AirNet made significant changes to its air transportation network to meet the evolving service needs of its Bank Services customers. These changes, which became effective March 26, 2007, resulted in the elimination of 45 flights, or approximately 10%, of AirNet's weekday flight schedule. A substantial portion of the shipment volume previously transported on the eliminated flights was transitioned to other AirNet flights. AirNet's Bank Services revenues declined by approximately $4.2 million on an annual basis, including approximately $0.5 million of fuel surcharges, as a direct result of these changes to AirNet's air transportation network. This decline in AirNet's Bank Services revenues was in addition to the reductions in Bank Services revenues resulting from the service cancellations, lower shipment weights and price reductions discussed in the preceding paragraphs. In addition, in October 2007 AirNet made further changes to its air transportation network to meet the needs of its Bank Services customers.

Reductions in AirNet's variable operating costs resulting from the March 2007 and October 2007 changes in its air transportation network have both substantially offset the loss of revenues including those resulting directly from these changes. AirNet did not reduce the number of aircraft in its fleet as a result of these changes in its air transportation network due to the number of aircraft needed to meet the continuing service requirements of its Bank Services and Express Services customers. AirNet expects that the accelerating decline in Bank Services revenues in 2008 and thereafter will require substantial further reductions in AirNet's air transportation network, including aircraft disposals.

Express Services Revenues

Dollars in '000's				
Express Services Revenues	***2007***	***2006***	***$ Increase (Decrease) 2006 to 2007***	***% Increase (Decrease) 2006 to 2007***
Express Revenues - Non Charter	$ 35,450	$ 36,542	$ (1,092)	(3)%
Express Revenues - Charters	15,047	13,829	1,218	9%
Fuel Surcharge	7,666	8,816	(1,150)	(13)%
Total Net Express Services Revenues	$ 58,163	$ 59,187	$ (1,024)	(2)%

AirNet provides Express Services to customers through its air transportation network, air cargo charter services, commercial airlines and point-to-point surface shipments. AirNet's Express Services customers typically operate in time-critical, time-definite, and high control delivery markets, including medical testing laboratories, radioactive pharmaceuticals, medical equipment, controlled sensitive media and mission critical parts. AirNet believes its air transportation network provides certain competitive advantages over other freight forwarders that must rely primarily upon commercial passenger airlines to process their shipments. These advantages include later tendering times, better on-time performance, greater control of shipments, reliable shipment tracking systems and greater flexibility in the design of transportation solutions for customers with specific needs.

Express Revenues – Non Charter represents revenues AirNet derives from Express shipments on AirNet's air transportation network, commercial passenger airlines and point-to-point surface (ground only) shipments.

The total number of Non Charter Express shipments declined approximately 15% in 2007 from 2006. The number of Non Charter shipments transported on AirNet's air transportation network decreased approximately 15% in 2007 from 2006. The number of Non Charter Express shipments transported on commercial passenger airlines decreased approximately 10% in 2007 from 2006. The number of Non Charter Express shipments transported via point-to-point surface shipments decreased approximately 20% in 2007 from 2006.

Revenues before fuel surcharges for point-to-point surface shipments increased approximately 22% in 2007 from 2006. However, revenues before fuel surcharges for point-to-point surface shipments decreased approximately 1% in the third and fourth quarters of 2007 from 2006 primarily as a result of significant reduced shipping volume from one Express Services customer in the third quarter of 2007 as discussed below. This revenue loss was partially offset by increased shipping revenue from another Express Services customer requiring high custody and security control.

AirNet instituted a price increase on July 16, 2007 for one of its larger Express Services customers that provides distribution services to the entertainment industry. The price increase was implemented because of very low contribution margins that AirNet was realizing from this customer. The customer significantly reduced shipping with AirNet shortly after the price increase was implemented. This customer represented approximately 3% and 7% of Express Services revenues for the year ended December 31, 2007 and 2006, respectively.

Express Revenues – Charter represent revenues AirNet derives from scheduled and unscheduled dedicated cargo charters transported on AirNet's airline and on aircraft operated by other third parties. Cargo charter models, including ACMI charter flights, typically involve flying an aircraft for a single customer under a customer defined itinerary whereby the customer buys the entire aircraft's capacity. AirNet typically provides dedicated charter solutions for customers involved in medical testing laboratories, radioactive pharmaceuticals, medical equipment, controlled sensitive media and mission critical parts industries. AirNet also provides dedicated charter flights for ACMI customers. The increase in revenues in Express Revenues – Charter in 2007 from 2006 was primarily due to an increase in the number of charters for customers in these industries.

AirNet is implementing growth plans to expand dedicated scheduled and on demand cargo charter services for customers in niche markets requiring high control, rapid delivery and non conforming delivery times. This plan involves expanding charter services for existing customers, extending charter services to other customers and market segments, and creating small specialized networks for specific customers. This cargo charter business model involves flying an aircraft for a single customer under a customer defined itinerary where the customer buys the entire aircraft's capacity. AirNet's current customers for these services include medical testing laboratories, radioactive pharmaceuticals, medical equipment, controlled sensitive media firms and other companies that have mission critical operations. Additionally, AirNet intends to grow by providing express feeder service through dedicated charters for the large integrated carriers. This cargo charter model involves flying dedicated feeder charters where the cost structure is predominately ACMI. The feeder ACMI market is a market within a competitive contract cargo carrier market, and primarily includes express feeder service to the large integrated carriers such as United Parcel Service ("UPS"), DHL, Purolator and Federal Express Corporation ("FedEx"). This ACMI market is highly fragmented with many small operators. AirNet believes that growth opportunities exist in the ACMI market because of large integrated carriers' desire to work with a smaller number of feeder companies, a shift in emphasis from price to service reliability, and consolidation occurring within the airline sector in which AirNet operates.

There can be no assurance that AirNet can make a transition to an air carrier primarily serving dedicated scheduled and on demand cargo charter customers, that related alternatives or cost reductions can be implemented or, if fully implemented, the transition to dedicated scheduled and on demand cargo charter markets, together with such alternatives or cost reductions, will be sufficient to counter the trend of declining Bank Services revenues and profitability in future periods.

Aviation Services

Aviation Services revenues primarily relate to AirNet's fixed base operation services for fuel sales and aircraft maintenance provided in Columbus, Ohio. The increase in Aviation Services revenues primarily resulted from certain retail maintenance services provided to Pinnacle Air, LLC as described below under "Sale of Jetride's Passenger Charter Business". AirNet also provides aircraft maintenance management services and retail maintenance services for other aircraft.

Sale of Jetride's Passenger Charter Business

On July 26, 2006, AirNet, Jetride, and Pinnacle Air, LLC ("Pinnacle") entered into a purchase agreement regarding the sale of Jetride's passenger charter business to Pinnacle. The sale was completed on September 26, 2006. The purchase price was $41.0 million in cash, of which $40.0 million was consideration for the sale of nine company-owned aircraft and related engine maintenance programs and $1.0 million was consideration for the sale of all of the outstanding capital stock of a newly-created subsidiary of Jetride, also called Jetride, Inc. ("New Jetride"). Of the total consideration, $40.0 million was paid at closing and $1.0 million was paid into escrow to cover potential indemnification claims made by Pinnacle. Since no indemnification claims were made, the escrow amount was released to AirNet in two installments of $500,000 each in March 2007 and August 2007. AirNet retained the net working capital of the Jetride passenger charter business, which was approximately $2.2 million as of the closing date. In connection with the closing of the sale transaction, Jetride repaid in full six term loans which had been secured by aircraft used in Jetride's passenger charter business. The aggregate principal amount of the loans repaid was approximately $28.2 million plus accrued interest and early termination prepayment penalties of approximately $0.3 million through the repayment date. Following repayment of Jetride's loans and expenses related to the transaction, AirNet used the remaining sale proceeds to further reduce debt outstanding under AirNet's secured revolving credit facility.

In connection with the transaction, AirNet agreed to provide certain transition services to Pinnacle and its subsidiaries for various specified time periods and various monthly fees, which initially aggregated to approximately $37,500 per month, primarily for aircraft maintenance services. Effective March 25, 2007, Pinnacle and AirNet extended the term of various transition services provided by AirNet to Pinnacle on a month to month basis. AirNet and Pinnacle also agreed to reduce the monthly fees for such transition services to $36,250 per month. In addition, in September 2006,

AirNet entered into three subleases with New Jetride, under which New Jetride leased a portion of AirNet's facilities located at the Rickenbacker Facility, Dallas Love Field and Birmingham International Airport. The aggregate monthly lease payment under the three subleases was approximately $10,000. Pinnacle terminated its subleases of AirNet's facilities located at Birmingham International Airport and Dallas Love Field effective April 30, 2007 and June 30, 2007, respectively. Pinnacle terminated its agreement for certain transition services and its sublease of AirNet's Rickenbacker Facility effective September 17, 2007 and October 12, 2007, respectively.

In accordance with Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, AirNet classified the assets and liabilities of Passenger Charter Services as assets and liabilities related to discontinued operations and presented this operating segment's results of operations as discontinued operations for all periods presented. As a result of the disposition of the Jetride passenger charter business, AirNet has only one reportable segment.

Revenues from Passenger Charter Services, included in discontinued operations, were approximately $16.9 million for 2006. Income from discontinued operations before income taxes for 2006 was approximately $0.1 million. Included in the 2006 income from discontinued operations before income taxes is a pre-tax gain of approximately $1.0 million, which is net of approximately $1.0 million of investment banking and legal fees associated with the sale of Jetride.

Costs and Expenses

Dollars in '000's *Operating Costs and Expenses*	*2007*	*2006*	*$ Increase (Decrease) 2006 to 2007*	*% Increase (Decrease) 2006 to 2007*
Aircraft fuel	$ 25,473	$ 27,909	$ (2,436)	(9)%
Aircraft maintenance	23,136	17,998	5,138	29%
Operating wages and benefits	19,127	19,071	56	0%
Contracted air costs	16,041	16,550	(509)	(3)%
Ground courier	32,841	35,248	(2,407)	(7)%
Depreciation	4,685	9,700	(5,015)	(52)%
Insurance, rent and landing fees	8,409	8,639	(230)	(3)%
Travel, training and other operating	6,579	5,468	1,111	20%
Selling, general and administrative	17,654	17,939	(285)	(2)%
Net gain on disposition of assets	(890)	(140)	(750)	*
Operating costs and expenses before impairment charges	153,055	158,382	(5,327)	(3)%
Impairment of property and equipment	2,216	24,560	(22,344)	*
Total Costs and Expenses	$ 155,271	$ 182,942	$ (27,671)	(15)%

* *The percentage increase (decrease) is not meaningful.*

Hours Flown	*2007*	*2006*	*Increase (Decrease) 2006 to 2007*	*% Increase (Decrease) 2006 to 2007*
AirNet Aircraft Hours Flown - Total	75,412	84,760	(9,348)	(11)%

Aircraft Fuel

Total aircraft fuel expense decreased in 2007 from 2006 primarily as a result of fewer hours flown. The reduction caused by fewer hours flown was partially offset by an increase in average fuel prices. The 2007 average annual fuel price, as reflected by the OPIS index, increased approximately 10% from the 2006 annual fuel price. Because a portion of the decrease in hours flown was attributable to routes subcontracted to other carriers, a portion of the decrease in aircraft fuel expense was offset by increased contracted air costs.

Aircraft Maintenance

Aircraft maintenance is primarily based on pre-determined inspection intervals, determined by hours flown, cycles and the number of aircraft take-offs and landings. High use, older aircraft that are no longer in production, such as those in AirNet's cargo fleet, incur higher maintenance costs than lower use, newer aircraft. The increase in aircraft maintenance expense reflects the following factors: expensing approximately 75% of the engine maintenance plan prepayments, as further described below; the increase in retail maintenance services provided to third parties; the timing of major maintenance events; and the age of AirNet's cargo fleet, including Learjets which averaged approximately 26 years in service at the end of 2007, and the related increase in maintenance required on older aircraft.

AirNet uses manufacturer engine maintenance plans to provide recurring inspection maintenance and major overhaul maintenance for most of the engines in its Learjet fleet. At December 31, 2007, essentially all of AirNet's Learjet 35 aircraft engines were covered under manufacturer engine maintenance plans. Under the manufacturer engine maintenance plans, AirNet pays in advance for certain maintenance, repair and overhaul costs based on an amount per hour for each hour flown. In October 2006, following the write down of a substantial portion of the prepaid assets related to these engine maintenance plans in connection with the 2006 asset impairment charge, AirNet changed its estimate of the portion of these payments that should be capitalized and began expensing approximately 75% of the prepayments, which are included in aircraft maintenance expense. In 2008, AirNet expects to expense approximately 77% of the prepayments due to an increase in manufacturer maintenance plan rates. Management estimates that expensing payments made under manufacturer engine maintenance plans at this rate will maintain engine book values at the amounts determined to be appropriate as part of the 2006 and 2007 asset impairment charges. The portion of capitalized prepayments totaled approximately $4.1 million and $3.7 million, respectively, at December 31, 2007 and 2006.

In October 2005, following the write down of aircraft assets in connection with the 2005 asset impairment charge, management determined that none of the major maintenance expenditures incurred after September 30, 2005, with the exception of engine repairs and improvements and maintenance payments made under manufacturer engine maintenance plans, extended the useful life of the aircraft. Consequently, beginning in October 2005, such expenditures were charged to aircraft maintenance expense.

AirNet does not expect to capitalize any significant expenditures made in 2008 related to the aircraft fleet, with the exception of certain major engine repairs and improvements to engines not covered by manufacturer engine maintenance plans, and a portion of the prepayments under manufacturer engine maintenance plans related to the Learjet 35 aircraft. Consequently, the timing and number of required major aircraft maintenance expenditures can have a significant impact on AirNet's results of operations and comparability between periods. As available capacity on AirNet's air transportation network permits, AirNet has and will continue to coordinate the timing of aircraft disposals to permit deferral or elimination of major aircraft maintenance expenditures and related aircraft maintenance expense. During 2007, AirNet reduced the use of one aircraft nearing major aircraft maintenance events, which was ultimately sold in February 2008.

Operating Wages and Benefits

Included in operating wages and benefits are those for AirNet's aircraft pilots. Because of the resurgence in airline passenger travel and increased hiring by commercial passenger airlines, the competition for obtaining qualified pilots has significantly increased. Consequently, AirNet has experienced, and is currently experiencing, higher pilot attrition which has caused pilot shortages. To date, AirNet has generally been able to complete scheduled flights using line pilots, reserve pilots and instructors, flight rated management or third party contract air carriers. These remedies have resulted in increased pilot travel expense and subcontracted air route costs. Flight cancellations and associated revenue losses have been minimal. In an effort to address the competition for available pilots, AirNet has implemented pilot compensation increases and has implemented bonus arrangements to attract and retain qualified pilots. AirNet has also increased its pilot recruiting and training activities. The compensation increases and bonus arrangements will result in a significant increase in AirNet's operating wages and benefits expense; however, to date, this increase has been offset by the overall lower number of pilots. As a result of the increased pilot recruiting and implementation of pilot compensation increases and bonus arrangements, AirNet expects to increase its retention of qualified pilots in 2008 and thereafter. However, there can be no assurance that the compensation increases and bonus arrangements will be successful in attracting or retaining qualified pilots, or that scheduled flights will not be cancelled, resulting in revenue losses, because of pilot shortages.

Contracted Air Costs

Dollars in '000's *Contracted Air Costs*	*2007*	*2006*	*Increase (Decrease) 2005 to 2006*	*% Increase (Decrease) 2005 to 2006*
Back-up and subcontracted air routes	$ 9,909	$ 9,739	$ 170	2%
Commercial freight	6,132	6,811	(679)	(10)%
Total Contracted Air Costs	$ 16,041	$ 16,550	$ (509)	(3)%

Contracted air costs include costs to third-party aircraft operators for subcontracted air routes to support or supplement AirNet's national air transportation network as well as expenses associated with shipments transported on commercial passenger airlines. Approximately 17% of AirNet's cargo flights per night are subcontracted to third-party aircraft operators.

Costs related to back-up and subcontracted air routes increased approximately 2% in 2007 from 2006 primarily due to an increase in the use of subcontracted air routes for certain Express Services customers and as a substitute for AirNet aircraft when AirNet flight crews were not available. AirNet expects to utilize subcontracted air routes to a greater extent in the first quarter of 2008 because of aircrew shortages. Commercial freight costs decreased approximately 10% from 2006 to 2007 primarily due to the decrease in Bank Services and Express Services shipments transported on commercial passenger airlines.

Ground Courier

Dollars in '000's *Ground Courier Costs*	*2007*	*2006*	*Increase (Decrease) 2006 to 2007*	*% Increase (Decrease) 2006 to 2007*
AirNet courier and supervision	$ 3,014	$ 3,076	$ (62)	(2)%
Contracted courier:				
Bank Services	13,087	14,228	(1,141)	(8)%
Express Services	16,740	17,944	(1,204)	(7)%
Total Ground Courier Costs	$ 32,841	$ 35,248	$ (2,407)	(7)%
Bank contracted courier costs as a				
percentage of Bank Services revenues,				
including fuel surcharge revenues:	13%	13%		
Express contracted courier costs as a				
percentage of Express Services revenues,				
including fuel surcharge revenues:	29%	30%		

Contracted courier costs for Bank Services decreased in 2007 from 2006 primarily due to fewer Express Services and Bank Services shipments as compared to the same periods in 2006. Primarily as a result of service cancellations driven by a decline in cancelled check volume, total Bank Services pounds shipped per flying day decreased approximately 26% in 2007 from 2006. The total number of Non Charter Express shipments declined approximately 15% in 2007 from 2006, due in part to significantly reduced shipping of a large Express Services customer in the second half of 2007.

Depreciation

Dollars in '000's Depreciation Expense	2007	2006	$ Increase (Decrease) 2006 to 2007	% Increase (Decrease) 2006 to 2007
Aircraft	$ 1,064	$ 826	$ 238	29%
Aircraft improvements, engines, inspections	2,946	7,649	(4,703)	(61)%
Leasehold improvements, computers, furniture, fixtures, and equipment	675	1,225	(550)	(45)%
Total Depreciation	$ 4,685	$ 9,700	$ (5,015)	(51)%

Aircraft depreciation decreased in 2007 from 2006 primarily due to lower aircraft values caused by the impairment charge recorded in 2006. Additionally, aircraft engine depreciation, which is based on engine hours operated, decreased because of the decline in flight hours in 2007 compared to 2006. Management expects 2008 depreciation expense to remain below 2007 levels as a result of lower aircraft values resulting from asset impairment charges and decreased flight hours.

Insurance, Rent and Landing Fees

Insurance, rent and landing fees decreased in 2007 from 2006 due to a decrease in general insurance costs.

Travel, Training and Other Operating

Travel, training and other operating expenses increased in 2007 from 2006 primarily due to increased aircraft pilot travel and training costs caused by pilot attrition and related pilot shortages, and as a result of overall increases in other costs at certain field operational locations.

Selling, General and Administrative

Selling, general and administrative costs, which included strategic consulting costs and severance costs totaling approximately $0.4 million in 2007, decreased approximately $0.3 million in 2007 from 2006.

Net Gain on Disposition of Assets

In February 2006, AirNet decided to market for sale all nine of the Cessna 310 Piston cargo aircraft as a result of the need to reduce its airline capacity and operating costs. At that date, AirNet determined that the plan of sale criteria of SFAS No. 144 had been met. The carrying value of the assets was determined to approximate the estimated fair value less cost to sell, based on then recent aircraft appraisals. In November 2006, AirNet entered into an agreement to sell all nine of its Cessna 310 aircraft for approximately $0.5 million. AirNet delivered seven aircraft in the first quarter of 2007 and delivered the two remaining aircraft in June 2007.

On January 10, 2007, one of AirNet's Learjets was damaged and subsequently declared not airworthy. AirNet received insurance proceeds of approximately $1.2 million on April 19, 2007 related to this loss. The gain on disposition of aircraft primarily reflects the excess of insurance proceeds over the net book value of this Learjet.

In February 2008, as a part of a planned cost reduction, AirNet entered into an agreement to sell one of its Learjet aircraft for approximately $0.5 million. AirNet delivered the aircraft in the first quarter of 2008. Additionally, in February 2008, a Learjet aircraft was damaged by another air operator's baggage tug and subsequently removed from AirNet's aircraft fleet. As of the date of AirNet's Annual Report on Form 10-K, AirNet has not determined a final disposition with regard to such damaged aircraft.

AirNet is implementing growth plans to expand dedicated scheduled and on demand cargo charter services for customers in niche markets requiring high control, rapid delivery and non conforming delivery times. This plan involves expanding charter services for existing customers, extending charter services to other customers and market segments, and creating small specialized networks for specific customers. AirNet will operate a smaller national network as the bank business changes and may become an air carrier that primarily serves charter customers in a scheduled and on demand environment. AirNet expects to implement cost reductions in its administration, ground and air network operations coinciding with adjustments to the changing Bank Services and Express Services business conditions. AirNet will also evaluate and adjust its current fleet of aircraft types to support ACMI and dedicated cargo charter service requirements. AirNet expects to make additional changes in its aircraft fleet over time both in terms of reductions or additions of aircraft and aircraft types.

Impairment Charges

AirNet recognizes impairment losses on long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS No. 144"). AirNet recognizes impairment losses on long-lived assets when events or changes in circumstances indicate, in management's judgment, that AirNet's assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those assets. The carrying value of the assets not recoverable is reduced to estimated fair market value if lower than carrying value. In determining the estimated fair market value of the assets, AirNet considers information provided by third party valuation firms retained to assist AirNet in completing its analysis, published market data and recent transactions involving sales of similar assets.

2007 Asset Impairment Charge

AirNet's cargo airline was originally designed, and continues to operate, primarily to meet the needs of Bank Services customers. As a result of continuing trends in the implementation of electronic payment alternatives and electronic alternatives to the physical movement of cancelled checks, as of September 30, 2007, AirNet evaluated for impairment its long-lived assets used in its airline operations, consisting primarily of aircraft, aircraft parts and its airport hangar and office facility located at the Rickenbacker Facility. The undiscounted cash flows estimated to be generated by those assets including disposal values were less than the related carrying values and therefore, pursuant to the requirements of SFAS No. 144, the estimated fair values of these assets were compared to carrying value and the carrying values were reduced by a $2.2 million non-cash impairment charge. As a result of AirNet's evaluation of the required valuation allowance for deferred tax assets, no tax benefit was recognized related to this impairment charge as disclosed in "Note 10 – Income Taxes" of the Notes to Consolidated Financial Statements included in "ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K).

The determination of undiscounted cash flows involves estimates of future cash flows, revenues, operating expenses and disposal values. The projections of these amounts represent management's best estimates at the time of the review. Management's estimates are significantly affected by the continuing uncertainty of the timing and rate of decline in Bank Services revenues that are being impacted by the implementation of electronic alternatives to the physical movement of cancelled checks and AirNet's potential to grow other lines of cargo business as alternative sources of revenues. AirNet will continue to explore cost saving initiatives and alternative sources of revenue; however, in accordance with the provisions of SFAS No. 144, until such strategies are developed, AirNet has assigned minimal probabilities to those strategies in AirNet's determination of future undiscounted cash flows. In the absence of additional cost saving initiatives or alternative sources of revenue, it is likely that future determinations of estimated cash flows will be less than the carrying value of AirNet's long-lived assets and may result in additional impairment charges. As a result, AirNet will be required to monitor the carrying value of its long-lived assets relative to estimated fair values in future periods.

The impairment charge was based on a range of estimated fair values provided by third party appraisal firms. Consistent with how management determined the 2006 asset impairment charge as described below, and because of the current uncertainties in the business environment, management determined that the low end of the range of fair values of AirNet's long-lived assets as provided by the third party appraisal firms was the appropriate estimate of fair value at September 30, 2007. Accordingly, the carrying values of AirNet's long-lived assets were reduced by an approximate $2.2 million non-cash impairment charge. The determination of the adjusted carrying value is a management estimate based upon the third party appraisals and the subjective factors discussed above. It is possible that the proceeds from future sales of assets, if any, could be greater than or less than current carrying values. Further, if management uses different assumptions or estimates in the future or if conditions exist in future periods that are different than those anticipated, additional impairment charges may be required.

2006 Asset Impairment Charge

AirNet also recorded an impairment charge in the three month period ended September 30, 2006. AirNet performed the impairment tests required by SFAS No. 144 for that quarter ended September 30, 2006 and concluded that its long-lived assets used in its Delivery Services reportable segment were impaired. Accordingly, a non-cash charge of $24.6 million was recorded as of September 30, 2006. The impairment charge was based on a range of estimated fair values provided by third party appraisal firms. The range of appraised fair values related to AirNet's long lived assets was approximately $49.7 million to $27.7 million at September 30, 2006, reflecting different market factors, holding periods and possible asset disposition scenarios that potentially could have been elected by AirNet as it evaluated its strategies in response to the business environment. Management determined that the low end of the range of fair values was the appropriate estimate of fair value at September 30, 2006, and accordingly, management wrote down the carrying value of AirNet's long-lived assets to approximately $27.7 million.

Interest Expense

Dollars in '000's		2007		2006		Increase (Decrease) 2006 to 2007	% Increase (Decrease) 2006 to 2007
Interest expense	$	251	$	1,532	$	(1,281)	(84)%
Average annual interest rate		8.1%		7.8%			

Interest expense from continuing operations decreased approximately $1.3 million in 2007 from 2006 primarily from a reduction in the average debt outstanding, including the full payment of the amount outstanding under AirNet's revolving credit facility and the repayment of the principal balance outstanding under AirNet's term loan.

Income Taxes

Dollars in '000's		2007		2006		Increase (Decrease) 2006 to 2007	% Increase (Decrease) 2006 to 2007
Income (loss) from continuing operations before income taxes	$	5,507	$	(11,667)	$	17,174	147%
Provision for income taxes		2,100		1,654		446	27%
Effective Income Tax Rate		38.1%		(14.2)%			

AirNet's effective tax rates, excluding the effect of discontinued operations, were 38.1% for 2007 and (14.2%) for 2006. The effective tax rate for 2006 deviates from statutory federal, state and local rates primarily as a result of tax expense from an increase in the valuation allowance for deferred tax assets of approximately $6.2 million in 2006.

On December 31, 2006, AirNet filed for a discretionary income tax method change with the Internal Revenue Service (the "IRS"). The income tax method change relates to deducting for tax purposes engine maintenance plan prepayments when paid that were previously deferred and deducted in later periods. On March 11, 2008, AirNet received notice from the IRS of approval for AirNet's discretionary income tax method change. As required by SFAS No. 109, "*Accounting for Income Taxes*" ("SFAS No. 109"), the effect of the method change will be reported in the period in which IRS approval is obtained; therefore, AirNet has not reflected the impact of the method change in the December 31, 2007 consolidated financial statements. AirNet is in the process of evaluating the total impact of the method change; however, it will materially reduce AirNet's current taxes payable. Additionally, its deferred tax assets and the need for the associated valuation allowance could materially change. As a result of the approval by the IRS for the method change, AirNet has applied for a refund of 2007 federal tax estimated payments of approximately $1.7 million which AirNet expects to receive in 2008. Additionally, AirNet intends to file an amended tax return for a refund of income taxes previously paid of approximately $5.6 million, the payment of which is subject to review and approval by the IRS. AirNet expects to receive this refund in 2009.

Net Income (Loss) and Earnings (Loss) Per Common Share

Based on the factors noted above, AirNet's net income (loss) and earnings (loss) per share, together with the related dollar amount and percentage changes are noted below.

Dollars in '000's	2007	2006	Increase (Decrease) 2006 to 2007	% Increase (Decrease) 2006 to 2007
Income (loss) from continuing operations				
before income taxes	$ 5,507	$ (11,667)	$ 17,174	147%
Provision for income taxes	2,100	1,654	446	27%
Income from discontinued operations	-	29	(29)	*
Net Income (loss)	$ 3,407	$ (13,292)	$ 17,591	132%
Number of common shares outstanding:				
Basic	10,171	10,158	13	0%
Diluted	10,171	10,158	13	0%
Net income (loss) per common share - basic and diluted:				
Continuing operations	$ 0.33	$ (1.31)		
Discontinued operations	-	-		
Net income (loss) per common share	$ 0.33	$ (1.31)		

* *The percentage decrease is not meaningful.*

Liquidity and Capital Resources

Cash flow from operating activities – Continuing Operations

AirNet has historically met its working capital needs with cash flows from operations and borrowings under its bank revolving credit facility. Cash flows provided by operating activities from continuing operations were approximately $12.0 million for 2007 and $16.0 million for 2006. The approximate $4.0 million decrease in cash from operating activities was primarily due to a decrease in net income from continuing operations, excluding the impact of the non-cash impairment charges of approximately $2.2 million and $24.6 million in 2007 and 2006, respectively.

Cash flow from operating activities – Discontinued Operations

Cash flows provided by operating activities from discontinued operations were approximately $0.4 million for 2007 and $3.0 million for 2006. Net cash from operating activities provided by discontinued operations for 2007 primarily reflected a wind down in the collection of substantially all of the outstanding Jetride receivables, while the comparable period of 2006 reflected operating activities.

Financing Activities – Continuing Operations

AirNet has certain future purchase obligations as to which it has signed contracts. At December 31, 2007, essentially all of AirNet's Learjet 35 aircraft engines are covered under manufacturer engine maintenance plans, under which AirNet prepays certain repair and overhaul costs based on a rate per engine hour.

AirNet's Rickenbacker Facility is located on land leased from the Columbus Regional Airport Authority (the "Authority"). The land lease with the Authority is for an initial term of 20 years which expires in May 2025. AirNet may request two additional 10 year extensions of the land lease. In the event the Authority refuses to extend the land lease for either 10 year extension period, the land lease requires the Authority to purchase AirNet's leasehold improvements under the Federal Relocation Act. The purchase price of the improvements cannot be less than 50% of the cost of the leasehold improvements if the Authority refuses to extend the land lease for the first 10 year extension period and cannot be less than 25% of the cost of the leasehold improvements if the Authority refuses to extend the land lease for the second 10 year extension period. Annual rental payments under the land lease are set at approximately $39,000, $62,000 and $83,000, respectively, for the first three years of the lease term. Rental payments after the third year of the lease term are subject to annual increases based upon the consumer price index.

AirNet believes that it currently has sufficient liquidity to fund its operations, including the payment of capital expenditures and other contractual obligations, from operations, cash on hand and tax refunds attributable to the accounting method change approved in March 2008, as discussed above. However, to maintain sufficient liquidity as AirNet implements its business strategy and other strategic initiatives, AirNet may need access to additional or other sources of funding. AirNet is exploring other financing alternatives which may include sales of aircraft and leasing. AirNet's Second Amended and Restated Credit Agreement currently limits the aggregate amount which AirNet may pay as.expense under operating leases as well as the aggregate amount of assets which may be the subject of sales transactions or sale and leaseback transactions. The availability and level of financing sources cannot be assured and the inability of AirNet to obtain additional funding to AirNet on acceptable terms would have a material adverse impact on the ability of AirNet to sustain its operations.

AirNet's Second Amended and Restated Credit Agreement expires on October 15, 2008 and currently has no loans outstanding. Although AirNet currently has borrowing availability under the Second Amended and Restated Credit Agreement, management does not expect that AirNet will need to draw down a significant amount of funds under the Second Amended and Restated Credit Agreement for the foreseeable future. However, if AirNet does need to borrow under the Second Amended and Restated Credit Agreement, adverse operating results in future periods, caused by continuing declines in Bank Services revenues combined with the high fixed costs of operating its air transportation network, may cause AirNet to fail to comply with the financial covenants as defined in the Second Amended and Restated Credit Agreement. Consequently, unless AirNet is able to obtain a waiver or amendment from the lender, AirNet would not be able to borrow under the Second Amended and Restated Credit Agreement and would have to find alternative sources of liquidity. There can be no assurance that the lender will agree to any modification, or extension, of the existing Second Amended and Restated Credit Agreement.

There were no significant capital commitments at December 31, 2007 other than the manufacturer engine maintenance plan payments.

Revolving Credit Facility – 2002 through 2006

In September 2002, AirNet entered into a $35.0 million unsecured revolving credit facility and a five-year $20.0 million unsecured term loan (collectively, the "Credit Agreement"). The revolving credit facility under the Credit Agreement was originally scheduled to expire on September 30, 2005 and the secured term loan was to mature on September 30, 2007.

On May 28, 2004, AirNet and its lenders amended the terms and conditions of the Credit Agreement (the "Amended Credit Agreement"). The Amended Credit Agreement was further amended by the First, Second, Third, Fourth and Fifth Change in Terms Agreements, as described below. The Amended Credit Agreement was secured by a first lien on all of the property of AirNet and its subsidiaries, other than any interest in real estate and certain excluded fixed assets. AirNet also pledged the stock and interests of its subsidiaries to secure the loans under the Amended Credit Agreement, and each of AirNet's subsidiaries guaranteed AirNet's obligations under the Amended Credit Agreement. The Amended Credit Agreement also contained certain financial covenants that required AirNet to maintain a minimum consolidated tangible net worth and to not exceed certain fixed charge coverage and leverage ratios specified in the Amended Credit Agreement.

The Amended Credit Agreement initially provided for a secured revolving credit facility of up to $35.0 million and a secured term loan in the aggregate amount of $14.0 million. The amount of revolving loans available under the Amended Credit Agreement was limited to a borrowing base equal to the aggregate of 80% of eligible accounts receivable, plus 50% of eligible aircraft parts, plus 70% of the market value of certain fixed assets, reduced by the aggregate amount of AirNet's outstanding letters of credit. The Amended Credit Agreement bore interest, at AirNet's option, at (a) a fixed rate equal to LIBOR plus a margin determined by AirNet's leverage ratio as defined in the Amended Credit Agreement, or (b) a floating rate based on the greater of (i) the prime rate established by The Huntington National Bank from time to time plus a margin determined by AirNet's leverage ratio or (ii) the sum of 0.5% plus the federal funds rate in effect from time to time plus a margin determined by AirNet's leverage ratio.

The Amended Credit Facility was amended in September 2004, March 2005, November 2005, March 2006 and September 2006. The above amendments to the Amended Credit Facility were reflected, respectively, in the "First Change in Terms Agreement", the "Second Change in Terms Agreement" , the "Third Change in Terms Agreement", the "Fourth Change in Terms Agreement" and the "Fifth Change in Terms Agreement".

As a result of the impairment charges recorded by AirNet in September 2004, September 2005 and September 2006, AirNet was not in compliance with certain terms and conditions of the Amended Credit Facility, including the fixed charge coverage ratio, the leverage ratio and the minimum consolidated tangible net worth requirement. The First, Third and Fifth Change in Terms Agreements modified certain financial covenants contained in the Amended Credit

Facility in such a manner that, on a going-forward basis, the impairment charges, in and of themselves, would not cause a default of these financial covenants in the future. At the same time that the First, Third and Fifth Change in Terms Agreements were entered into, AirNet and its lenders executed waivers of any defaults or potential defaults under the Amended Credit Agreement which occurred, or may have occurred, as a result of AirNet's failure to comply with the above financial covenants due to the various impairment charges.

In addition to the amendments made to the Amended Credit Facility to bring the financial covenants into compliance after the impairment charges recorded in 2004, 2005 and 2006, the Amended Credit Facility was amended on several occasions to modify other terms and conditions of the Amended Credit Facility. The Second Change in Terms Agreement amended the Amended Credit Facility to reflect that AirNet had prepaid in full the remaining $11.0 million balance outstanding on its secured term loan. In addition, the Second Change in Terms Agreement reduced the secured revolving credit facility from $35.0 million to $30.0 million. The Second Change in Terms Agreement also extended the term of the Amended Credit Facility from September 30, 2005 to October 15, 2006. The Fourth Change in Terms Agreement further extended the term of the Amended Credit Agreement from October 15, 2006 to October 15, 2007 and modified the calculation of the borrowing base. The Fifth Change in Terms Agreement reduced the amount of the secured revolving credit facility from $25 million to $15 million.

As of December 31, 2006, there was no amount outstanding under the Amended Credit Agreement. As of December 31, 2006, AirNet had $1.0 million in letters of credit outstanding related to insurance programs, which reduced the amount available under the revolving credit facility. As of December 31, 2006, AirNet had $14.0 million available to borrow under its secured revolving credit facility under the Amended Credit Agreement.

Revolving Credit Facility – Second Amended Credit Agreement - March 29, 2007

On March 29, 2007, AirNet and its lender (The Huntington National Bank) amended and restated the terms and conditions of the Amended Credit Facility by entering into a Second Amended and Restated Credit Agreement (the "Second Amended Credit Agreement"). The following description of the Second Amended Credit Agreement is qualified in its entirety by reference to the Second Amended Credit Agreement previously filed as Exhibit 4.50 in AirNet's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The Second Amended Credit Agreement provides for a $15.0 million secured revolving credit facility and expires on October 15, 2008. The Second Amended Credit Agreement is secured by a first priority lien on all of the property of AirNet, other than any interest in real estate and certain excluded fixed assets. The stock and interests of AirNet's subsidiaries continue to be pledged to secure the loans under the Second Amended Credit Agreement, and each of AirNet's subsidiaries continues to guarantee AirNet's obligations under the Second Amended Credit Agreement under a Consent and Agreement of Guarantors.

The amount of revolving loans available under the Second Amended Credit Agreement is limited to a borrowing base equal to the aggregate of 80% of eligible accounts receivable, plus 50% of eligible aircraft parts. The amount available under the Second Amended Credit Agreement is also reduced by any outstanding letters of credit issued under the Second Amended Credit Agreement. The Second Amended Credit Agreement bears interest, at AirNet's option, at (a) a fixed rate equal to LIBOR plus a margin determined by AirNet's leverage ratio as defined in the Second Amended Credit Agreement, or (b) a floating rate based on the greater of (i) the prime rate established by The Huntington National Bank from time to time plus a margin determined by AirNet's leverage ratio or (ii) the sum of 0.5% plus the federal funds rate in effect from time to time plus a margin determined by AirNet's leverage ratio.

The Second Amended Credit Agreement permits AirNet to maintain and incur other indebtedness in an aggregate amount of up to $10.0 million for the purpose of purchasing or refinancing aircraft and related tangible fixed assets. The Second Amended Credit Agreement contains certain financial covenants that require AirNet to maintain a minimum consolidated tangible net worth and to not exceed certain fixed charge coverage and leverage ratios specified in the Second Amended Credit Agreement. The Second Amended Credit Agreement also contains limitations on operating leases, significant corporate changes including mergers and sales of assets, investments in subsidiaries and acquisitions, liens, capital expenditures, transactions with affiliates, sales of accounts receivable, sale and leaseback transactions and other off-balance sheet liabilities, contingent obligations and hedging transactions.

As of December 31, 2007, there were no loans outstanding under the Second Amended Credit Agreement. As of December 31, 2007, AirNet had approximately $0.8 million in standby letters of credit outstanding related to insurance programs, which reduced the amount available to borrow to approximately $14.2 million under the Second Amended Credit Agreement.

Other Term Loan

On March 24, 2005, AirNet entered into an $11.0 million three-year term loan with a fixed interest rate of 8.12%. This term loan was secured by seven Cessna Caravans and nine Learjet 35 aircraft from AirNet's cargo aircraft fleet. On April 11, 2007, AirNet repaid in full the $7.5 million principal balance outstanding under the term loan with borrowings from AirNet's Second Amended Credit Agreement. In addition to the outstanding principal amount, AirNet paid approximately $0.1 million in accrued interest and early termination prepayment penalties. Upon repayment in full, the term loan was terminated in accordance with its terms.

Financing Activities – Discontinued Operations

The 2006 net cash used for financing activities of discontinued operations reflects principal payments on term loans secured by aircraft used in the Jetride passenger charter business. Jetride repaid in full the term loans in connection with the sale of the Jetride passenger charter business on September 26, 2006.

Investing Activities – Continuing Operations

Following is a summary of AirNet's capital expenditures (in millions) for 2006 and 2007 and expected amounts for 2008:

	2008	2007	2006
Continuing Operations:			
Aircraft	$ 0.0	$ 0.0	$ 0.0
Aircraft improvements, engines and inspections	4.2-4.5	4.9	8.1
Rickenbacker Facility, technology and other	0.3-0.5	0.2	0.1
Total continuing operations	4.5-5.0	5.1	8.2
Discontinued operations	0.0	0.0	1.1
Total	$ 4.5-5.0	$ 5.1	$ 9.3

Costs of major overhauls and engine work which are expected to extend the useful life of the related asset are capitalized as incurred and depreciated based on hours flown. The original cost of airframes less a salvage value is depreciated based on the straight-line method over the estimated remaining useful life of the aircraft. Aircraft maintenance costs not meeting AirNet's capitalization requirements are expensed as incurred. AirNet uses manufacturer engine maintenance plans to provide maintenance for recurring inspections and major overhaul maintenance for most of the engines in its Learjet fleet. At December 31, 2007, essentially all of AirNet's Learjet 35 aircraft engines were covered under manufacturer engine maintenance plans. Under the manufacturer engine maintenance plans, AirNet pays in advance for certain maintenance, repair and overhaul costs based on an amount per hour for each hour flown. In October 2006, following the write down of a substantial portion of the prepaid assets related to these engine maintenance plans in connection with the 2006 asset impairment charge, AirNet changed its estimate of the portion of these payments that should be capitalized and began expensing approximately 75% of the prepayments, which are included in aircraft maintenance expense. In 2008, AirNet expects to expense approximately 77% of the prepayments due to an increase in manufacturer maintenance plan rates. Management estimates that expensing payments made under manufacturer engine maintenance plans at this rate will maintain engine book values at the amounts determined to be appropriate as part of the 2006 and 2007 asset impairment charges. The portion of capitalized prepayments totaled approximately $4.1 million and $3.7 million, respectively, at December 31, 2007 and 2006.

Capital expenditures for continuing operations totaled approximately $5.1 million in 2007 compared to $8.2 million in 2006. The 2007 and 2006 expenditures were primarily for major engine overhauls. AirNet will continue to evaluate and adjust its current fleet of aircraft types to support ACMI and dedicated cargo charter service requirements and expects to make additional changes in its aircraft fleet over time.

As of December 31, 2007, AirNet maintained leases on nine Cessna Caravan 208 aircraft, three of which are scheduled to expire in 2009, four of which are scheduled to expire in 2010 and two of which are scheduled to expire in 2011.

In accordance with accounting principles generally accepted in the United States, AirNet does not record operating leases in its Consolidated Balance Sheet; however, the minimum lease payments related to these leases are disclosed in "Note 7 – Lease Obligations" of the Notes to Consolidated Financial Statements included in "ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K.

In February 2000, AirNet announced a stock repurchase plan allowing AirNet to purchase up to $3.0 million of its common shares. During 2000, AirNet purchased $2.4 million in common shares funded by cash flows from operations. There has been no repurchase activity under this program since 2000. As such, purchases of approximately $0.6 million of AirNet's common shares may still be made in the open market or through privately negotiated transactions.

Investing Activities – Discontinued Operations

Net cash was provided by investing activities related to discontinued operations in 2007 as a result of the release of escrowed proceeds from the sale of Jetride in September 2006. Net cash was provided by investing activities related to discontinued operations in 2006 as a result of the sale of the Jetride passenger charter business (see "Note 4 – Discontinued Operations" of the Notes to Consolidated Financial Statements included in "ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K) in September 2006. The sale proceeds were reduced by cash expenditures in 2006.

Off-Balance Sheet Arrangements

AirNet had no "off-balance sheet arrangements" as of December 31, 2007, as that term is defined by the SEC.

Seasonality and Variability in Quarterly Results

AirNet's operations historically have been somewhat seasonal relative to holidays observed by financial institutions. When financial institutions are closed on holidays falling on Monday through Thursday, AirNet's revenue and net income are adversely affected. AirNet's fiscal quarter ending December 31 is often the most impacted by bank holidays.

Operating results are also affected by the weather. Winter weather often requires additional costs for de-icing, hangar rental and other aircraft services. AirNet generally experiences higher maintenance costs during its fiscal quarter ending March 31.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. AirNet maintains a thorough process to review the application of its accounting policies and to evaluate the appropriateness of the estimates; however, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

The policies and estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies, and are material to AirNet's consolidated financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of its Board of Directors and with its independent registered public accounting firm.

Allowance for Uncollectible Accounts Receivable

Historically, AirNet's credit losses from bad debts have not fluctuated materially because its credit management processes have been effective. AirNet also recognizes billing adjustments to revenue and accounts receivable for certain discounts, money back service guarantees and billing corrections.

Estimates for credit losses and billing adjustments are regularly updated based on historical experience of bad debts, adjustments processed, current collection and aging trends, and the individual assessment of customers' credit quality. Once AirNet considers all these factors, a determination is made as to the appropriate amount of the allowance for uncollectible accounts receivable. Allowances for these future adjustments aggregated approximately $0.4 million and $0.9 million at December 31, 2007 and 2006, respectively. AirNet considers the sensitivity and subjectivity of these estimates to be moderate, as changes in economic conditions and pricing arrangements can significantly affect the estimates used to determine the allowances.

Major Aircraft Maintenance

Costs of major overhauls and engine work which are expected to extend the useful life of the related asset are capitalized as incurred and depreciated based on hours flown. The original costs of airframes, less an estimated salvage value, are depreciated based on the straight-line method over the estimated useful life of the aircraft. Aircraft maintenance costs not meeting AirNet's capitalization requirements are expensed as incurred. AirNet uses manufacturer engine maintenance plans to provide maintenance for recurring inspections and major overhaul maintenance for most of the engines in its Learjet fleet. At December 31, 2007, essentially all of AirNet's Learjet 35 aircraft engines were covered under manufacturer engine maintenance plans. Under the manufacturer engine maintenance plans, AirNet pays in advance for certain maintenance, repair and overhaul costs based on an amount per hour for each hour flown. In October 2006, following the write down of a substantial portion of the prepaid assets related to these engine maintenance plans in connection with the 2006 asset impairment charge, AirNet changed its estimate of the portion of these payments that should be capitalized and began expensing approximately 75% of the prepayments, which are included in aircraft maintenance expense. In 2008, AirNet expects to expense approximately 77% of the prepayments due to an increase in manufacturer maintenance plan rates. Management estimates that expensing payments made under manufacturer engine maintenance plans at this rate will maintain engine book values at the amounts determined to be appropriate as part of the 2006 and 2007 asset impairment charges. The portion of capitalized prepayments totaled approximately $4.1 million and $3.7 million at December 31, 2007 and 2006, respectively.

AirNet does not expect to capitalize any significant expenditures made in 2008 related to the aircraft fleet, with the exception of certain major engine repairs and improvements to engines not covered by manufacturer engine maintenance plans, and a portion of the prepayments under manufacturer engine maintenance plans related to the Learjet 35 aircraft. Consequently, the timing and number of required major aircraft maintenance expenditures can have a significant impact on AirNet's results of operations and comparability between periods. As available capacity on AirNet's air transportation network permits, AirNet has and will continue to coordinate the timing of aircraft disposals to permit deferral or elimination of major aircraft maintenance expenditures and related aircraft maintenance expense. During 2007, AirNet reduced the use of one aircraft nearing major aircraft maintenance events, which was ultimately sold in February 2008.

Property and Equipment

AirNet's Bank Services and Express Services business are capital intensive. Over 85% of AirNet's total assets are invested in flight equipment to serve these markets. AirNet capitalizes those costs that meet the definition of capital assets under applicable accounting standards.

The depreciation or amortization of AirNet's capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because AirNet utilizes many of its capital assets over relatively long periods, management periodically evaluates whether adjustments to estimated lives or salvage values are necessary. The accuracy of these estimates affects the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset.

Stock-Based Compensation

At December 31, 2007, AirNet had two stock-based employee and director compensation plans, the Amended and Restated 1996 Incentive Stock Plan and the 2004 Stock Incentive Plan. AirNet accounts for the plans under SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123(R)"), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. FAS 123(R) requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statements of operations.

Stock-based compensation expense recognized during 2007 and 2006 is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2007 and 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested, as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 148, *"Accounting for Stock-Based Compensation"*. Compensation expense for the stock-based payment awards that are granted subsequent to December 31, 2005 are based on the grant date fair value estimated in accordance with SFAS No. 123(R). As stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock options are further detailed in "Note 1 – Significant Accounting Policies" and "Note 6 – Incentive Stock Plans" of the Notes to Consolidated Financial Statements included in "ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K.

In December 2007, AirNet entered into an agreement with a consultant that provides that AirNet will issue a warrant to acquire 100,000 common shares of AirNet at an exercise price that is currently anticipated to be $.10 per common share. Such warrant would not be exercisable for two years after issuance, subject to earlier exercise upon the occurrence of certain triggering events, including a change of control, a sale of all or substantially all of AirNet's common shares or assets or a special dividend in excess of $1.00 per share.

Self-Insurance Accruals

AirNet is self-insured up to certain limits for costs associated with workers' compensation claims and benefits paid under employee health care programs. AirNet had total self-insurance accruals of approximately $0.5 million reflected in its Consolidated Balance Sheets at December 31, 2007 and 2006, respectively.

The measurement of these costs requires the consideration of historical loss experience and judgments about the present and expected levels of costs. AirNet accounts for these costs primarily through measurement of claims outstanding and projected payments based on recent claims experience. AirNet believes its recorded obligations for these expenses are consistently measured on an appropriate basis; however, changes in health costs, loss development factors, accident frequency and severity, and other factors can materially affect the estimates for these liabilities.

Incentive Compensation Plans

AirNet maintains incentive compensation plans with payouts tied to the achievement of company-wide earnings goals and personal/departmental goals. Incentive compensation is calculated as a percent of base pay, depending on participation levels, which vary among management tiers. Costs related to the company-wide earnings portion of the plans are accrued based on actual quarterly results. AirNet recorded approximately $1.1 million and $1.3 million of incentive compensation expense for the years ended December 31, 2007 and 2006, respectively.

Income Taxes

AirNet accounts for income taxes under the liability method pursuant to SFAS No. 109. Under the liability method, deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Accounting principles generally accepted in the United States require AirNet to record a valuation allowance against future deferred tax assets if it is "more likely than not" that AirNet will not be able to utilize such benefits in the future. At December 31, 2007 and 2006, AirNet maintained a valuation allowance of approximately $11.7 million and $12.5 million, respectively. In 2007 and 2006, the valuation allowance offset deferred tax assets in excess of deferred tax liabilities.

Effective January 1, 2007, AirNet adopted FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN 48 did not have an impact on AirNet's consolidated financial statements.

AirNet's policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in the provision for income taxes in the consolidated statements of operations. AirNet is open to federal and state tax audits until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete. AirNet is no longer subject to U.S. federal tax examinations by tax authorities for tax years before 2003. For the majority of states where AirNet has a significant presence, it is no longer subject to tax examinations by tax authorities for tax years before 2002.

On December 31, 2006, AirNet filed for a discretionary income tax method change with the Internal Revenue Service (the "IRS"). The income tax method change relates to deducting for tax purposes engine maintenance plan prepayments when paid that were previously deferred and deducted in later periods. On March 11, 2008, AirNet received notice from the IRS of approval for AirNet's discretionary income tax method change. As required by SFAS No. 109, the effect of the method change will be reported in the period in which IRS approval is obtained; therefore,

AirNet has not reflected the impact of the method change in the December 31, 2007 consolidated financial statements. AirNet is in the process of evaluating the total impact of the method change; however, it will materially reduce AirNet's current taxes payable. Additionally, its deferred tax assets and the need for the associated valuation allowance could materially change. As a result of the approval by the IRS for the method change, AirNet has applied for a refund of 2007 federal tax estimated payments of approximately $1.7 million which AirNet expects to receive in 2008. Additionally, AirNet intends to file an amended tax return for a refund of income taxes previously paid of approximately $5.6 million, the payment of which is subject to review and approval by the IRS. AirNet expects to receive this refund in 2009.

Impairment of Assets

AirNet recognizes impairment losses on long-lived assets in accordance with SFAS No. 144. AirNet recognizes impairment losses on long-lived assets when events or changes in circumstances indicate, in management's judgment, that AirNet's assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those assets. The carrying value of the assets not recoverable is reduced to estimated fair market value if lower than carrying value. In determining the estimated fair market value of the assets, AirNet considers information provided by third party valuation firms retained to assist AirNet in completing its analysis, published market data and recent transactions involving sales of similar assets.

2007 Asset Impairment Charge

AirNet's cargo airline was originally designed, and continues to operate, primarily to meet the needs of Bank Services customers. As a result of continuing trends in the implementation of electronic payment alternatives and electronic alternatives to the physical movement of cancelled checks, as of September 30, 2007, AirNet evaluated for impairment its long-lived assets used in its airline operations, consisting primarily of aircraft, aircraft parts and its airport hangar and office facility located at the Rickenbacker Facility. The undiscounted cash flows estimated to be generated by those assets including disposal values were less than the related carrying values and therefore, pursuant to the requirements of SFAS No. 144, the estimated fair values of these assets were compared to carrying value and the carrying values were reduced by a $2.2 million non-cash impairment charge. As a result of AirNet's evaluation of the required valuation allowance for deferred tax assets, no tax benefit was recognized related to this impairment charge as disclosed in "Note 10 – Income Taxes" of the Notes to Consolidated Financial Statements included in "ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K).

The determination of undiscounted cash flows involves estimates of future cash flows, revenues, operating expenses and disposal values. The projections of these amounts represent management's best estimates at the time of the review. Management's estimates are significantly affected by the continuing uncertainty of the timing and rate of decline in Bank Services revenues that are being impacted by the implementation of electronic alternatives to the physical movement of cancelled checks and AirNet's potential to grow other lines of cargo business as alternative sources of revenues. AirNet will continue to explore cost saving initiatives and alternative sources of revenue; however, in accordance with the provisions of SFAS No. 144, until such strategies are developed, AirNet has assigned minimal probabilities to those strategies in AirNet's determination of future undiscounted cash flows. In the absence of additional cost saving initiatives or alternative sources of revenue, it is likely that future determinations of estimated cash flows will be less than the carrying value of AirNet's long-lived assets and may result in additional impairment charges. As a result, AirNet will be required to monitor the carrying value of its long-lived assets relative to estimated fair values in future periods.

The impairment charge was based on a range of estimated fair values provided by third party appraisal firms. Consistent with how management determined the 2006 asset impairment charge as described below, and because of the current uncertainties in the business environment, management determined that the low end of the range of fair values of AirNet's long-lived assets as provided by the third party appraisal firms was the appropriate estimate of fair value at September 30, 2007. Accordingly, the carrying values of AirNet's long-lived assets were reduced by an approximate $2.2 million non-cash impairment charge. The determination of the adjusted carrying value is a management estimate based upon the third party appraisals and the subjective factors discussed above. It is possible that the proceeds from future sales of assets, if any, could be greater than or less than current carrying values. Further, if management uses different assumptions or estimates in the future or if conditions exist in future periods that are different than those anticipated, additional impairment charges may be required.

2006 Asset Impairment Charge

AirNet also recorded an impairment charge in the three month period ended September 30, 2006. AirNet performed the impairment tests required by SFAS No. 144 for that quarter ended September 30, 2006 and concluded that its long-lived assets used in its Delivery Services reportable segment were impaired. Accordingly, a non-cash charge of $24.6 million was recorded as of September 30, 2006. The impairment charge was based on a range of estimated fair values provided by third party appraisal firms. The range of appraised fair values related to AirNet's long lived assets was approximately $49.7 million to $27.7 million at September 30, 2006, reflecting different market factors, holding periods and possible asset disposition scenarios that potentially could have been elected by AirNet as it evaluated its strategies in response to the business environment. Management determined that the low end of the range of fair values was the appropriate estimate of fair value at September 30, 2006, and accordingly, management wrote down the carrying value of AirNet's long-lived assets to approximately $27.7 million.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 was expected to be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, *"Effective Date of FASB Statement No. 157"* ("FSP") that amends SFAS 157 to delay the effective date for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For such items, FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008. AirNet has evaluated the guidance provided in SFAS 157 and has determined the adoption of SFAS 157 will not have a significant impact on the determination or reporting of AirNet's financial results, however, additional disclosures in AirNet's financial statements will be required.

In September 2006, the Financial Accounting Standards Board (FASB) issued Staff Position No. AUG-AIR-1, *"Accounting for Planned Major Maintenance Activities"* ("FSP AUG-AIR-1"). FSP AUG-AIR-1 provides guidance on the accounting for planned major maintenance activities in the airline industry. The guidance is applicable for fiscal years beginning after December 15, 2006. The guidance provided in FSP AUG-AIR-1 did not have a significant impact on the determination or reporting of AirNet's financial results.

Forward-looking statements

The information included or incorporated by reference in this Annual Report on Form 10-K contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including those identified by the words "believe," "anticipate," "estimate," "expect," "intend," "may," "plan," "project" and similar expressions. These forward-looking statements reflect management's expectations and are based upon currently available data; however, actual results are subject to future events and uncertainties, which could cause actual results to differ from those projected in these statements. The following factors, in addition to those included in the disclosure under the heading "Risk Factors" in Item 1A of this Annual Report on Form 10-K, could cause actual results to differ materially from those expressed in forward-looking statements:

- the continued acceleration in the migration of AirNet's Bank Services customers to electronic alternatives to the physical movement of cancelled checks;

- potential regulatory changes by the FAA, DOT and TSA, which could increase the regulation of AirNet's business, or the Federal Reserve, which could change the competitive environment of transporting canceled checks;

- AirNet's ability to execute strategic initiatives to expand into new business lines in connection with the failure of Express Services revenues to replace declining Bank Services revenues;

- AirNet's ability to successfully implement new pricing structures for its weekday Bank Services customers;

- disruptions to the Internet or AirNet's technology infrastructure, including those impacting AirNet's computer systems and Web site;

- disruptions to operations due to adverse weather conditions, air traffic control-related constraints or aircraft accidents;
- potential further declines in the value of aircraft in AirNet's fleet and any related asset impairment charges;
- potential changes in locally and federally mandated security requirements;
- the impact of intense competition on AirNet's ability to maintain or increase its prices for Express Services (including fuel surcharges in response to rising fuel costs);
- increases in aviation fuel costs not fully offset by AirNet's fuel surcharge program;
- changes in check processing and shipment patterns of bank customers;
- acts of war and terrorist activities;
- AirNet's ability to reduce its cost structure to match declining revenues and operating expenses;
- the impact of prolonged weakness in the United States economy on time-critical shipment volumes;
- the acceptance of AirNet's time-critical service offerings within targeted Express markets;
- technological advances and increases in the use of electronic funds transfers;
- the availability and cost of financing required for operations;
- significant changes in the volumes of shipments transported on AirNet's air transportation network, customer demand for AirNet's various services or the prices it obtains for its services;
- the impact of unusual items resulting from ongoing evaluations of our business strategies;
- any substantial indebtedness that may be incurred by AirNet;
- insufficient capital for future expansion; and
- other economic, competitive and domestic and foreign governmental factors affecting AirNet's markets, prices and other facets of its operations.

All forward-looking statements are expressly qualified in their entirety by these cautionary statements. AirNet assumes no obligation or duty to update any of the forward-looking statements included or incorporated by reference in this Annual Report on Form 10-K except to the extent required by law.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Pursuant to Item 301(e) of SEC Regulation S-K, the disclosure contemplated by Item 7A is not required because AirNet qualifies as a smaller reporting company.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
AirNet Systems, Inc.

We have audited the accompanying consolidated balance sheets of AirNet Systems, Inc. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and shareholders' equity for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15 (a) 2 of the Annual Report of AirNet Systems, Inc. on Form 10-K for the fiscal year ended December 31, 2007. These financial statements and schedule are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

/s/ Ernst & Young LLP
Columbus, Ohio
March 26, 2008

AIRNET SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS
In thousands, except par value data

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,500	$ 2,244
Accounts receivable, less allowances	18,681	22,345
Deposits and prepaids	2,402	2,463
Assets related to discontinued operations	-	1,465
Assets held for sale	-	280
Total current assets	25,583	28,797
Net property and equipment	24,731	27,690
Deposits and other assets	60	60
Total assets	$ 50,374	$ 56,547
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 8,056	$ 8,876
Salaries and related liabilities	4,036	4,716
Current portion of notes payable	-	1,944
Taxes payable	478	935
Other liabilities related to discontinued operations	-	50
Total current liabilities	12,570	16,521
Notes payable, less current portion	-	6,011
Shareholders' equity:		
Preferred shares, $.01 par value; 10,000 shares authorized; no shares issued and outstanding	-	-
Common shares, $.01 par value; 40,000 shares authorized; 12,763 issued at December 31, 2007 and December 31, 2006, respectively	128	128
Additional paid-in-capital	77,035	76,906
Retained deficit	(16,339)	(19,746)
Accumulated other comprehensive income (loss)	46	(13)
Treasury shares, 2,587 and 2,598 common shares held at cost at December 31, 2007 and December 31, 2006, respectively	(23,066)	(23,260)
Total shareholders' equity	37,804	34,015
Total liabilities and shareholders' equity	$ 50,374	$ 56,547

See notes to consolidated financial statements

AIRNET SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands, except per share data

	Year Ended December 31, 2007	2006
NET REVENUES, NET OF EXCISE TAX		
Air Transportation, net of excise tax of $3,008 and $3,729 for the years ended December 31, 2007 and 2006, respectively:		
Bank Services	$ 99,853	$ 112,034
Express Services	58,163	59,187
Aviation Services	3,013	1,586
Total net revenues	161,029	172,807
COSTS AND EXPENSES		
Aircraft fuel	25,473	27,909
Aircraft maintenance	23,136	17,998
Operating wages and benefits	19,127	19,071
Contracted air costs	16,041	16,550
Ground courier	32,841	35,248
Depreciation	4,685	9,700
Insurance, rent and landing fees	8,409	8,639
Travel, training and other operating	6,579	5,468
Selling, general and administrative	17,654	17,939
Net gain on disposition of assets	(890)	(140)
Impairment of assets	2,216	24,560
Total costs and expenses	155,271	182,942
Income (loss) from continuing operations before interest and income taxes	5,758	(10,135)
Interest expense	251	1,532
Income (loss) from continuing operations before income taxes	5,507	(11,667)
Provision for income taxes	2,100	1,654
Income (loss) from continuing operations	3,407	(13,321)
Income from discontinued operations (including 2006 gain on sale of $610, net of tax)	-	29
Net income (loss)	$ 3,407	$ (13,292)
Income (loss) per common share - basic and diluted:		
Continuing operations	$ 0.33	$ (1.31)
Discontinued operations	-	-
Net income (loss) per common share - basic and diluted	$ 0.33	$ (1.31)

See notes to consolidated financial statements

AIRNET SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Year Ended December 31, 2007	2006
Operating activities:		
Net income (loss) from continuing operations	3,407	$ (13,321)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:		
Depreciation	4,685	9,700
Impairment of assets	2,216	24,560
Gain on disposition of assets	(890)	(140)
Deferred income taxes	-	(5,311)
Engine core writeoffs charged to maintenance expense	348	164
Stock-based compensation expense	160	246
Other, net	280	(140)
Cash provided by (used in) operating assets and liabilities:		
Accounts receivable	3,664	(1,242)
Taxes receivable or payable	(457)	2,721
Deposits and prepaids	61	(125)
Accounts payable and accrued expenses	(820)	(1,161)
Salaries and related liabilities	(680)	(3)
Other, net	59	(124)
Net cash provided by continuing operations	12,033	15,824
Net cash provided by discontinued operations	*415*	*3,038*
Net cash provided by operating activities	12,448	18,862
Investing activities:		
Purchases of property and equipment	(5,143)	(8,084)
Proceeds from sales of property and equipment	1,743	155
Net cash used in continuing operations	(3,400)	(7,929)
Net cash provided by discontinued operations	*1,000*	*37,103*
Net cash provided by (used in) investing activities	(2,400)	29,174
Financing activities:		
Proceeds from incentive stock plan programs	163	340
Net borrowings (repayments) of revolving credit facilities	(7,955)	(16,500)
Repayments of term loans	-	(1,784)
Other - net	-	342
Net cash used in continuing operations	(7,792)	(17,602)
Net cash used in discontinued operations	-	*(29,780)*
Net cash used in financing activities	(7,792)	(47,382)
Net increase in cash	2,256	654
Cash and cash equivalents at beginning of year	2,244	1,590
Cash and cash equivalents at end of year	$ 4,500	$ 2,244

See notes to consolidated financial statements

AIRNET SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands

	Common Shares		Additional		Accumulated Other		
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Shares	Total
Balance December 31, 2005	12,763	$128	$76,318	($6,454)	($13)	$ (23,600)	$46,379
Net loss		-	-	(13,292)	-	-	(13,292)
Issuance of treasury shares -							
Associate Stock Purchase Program	-	-	(277)	-	-	340	63
Stock option vesting	-	-	246	-	-		246
Tax benefit from Wright warrants			619				619
Balance December 31, 2006	12,763	$128	$76,906	($19,746)	($13)	$ (23,260)	$34,015
Net Income		-	-	3,407	-	-	3,407
Foreign currency translation					59		59
Comprehensive Income							3,466
Issuance of treasury shares -							
Associate Stock Purchase Program	-	-	(171)	-	-	194	23
Stock option vesting	-	-	206	-	-		206
Stock warrants vesting			94				94
Balance December 31, 2007	12,763	$128	$77,035	($16,339)	$46	$ (23,066)	$37,804

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

AirNet Systems, Inc. and its subsidiaries (collectively, "AirNet") is a specialty air carrier for time sensitive deliveries for customers in the U.S. banking industry and other industries requiring the express delivery of packages. In addition to regularly scheduled delivery services through its air and ground transportation network, AirNet offers on-demand cargo charter delivery services for both Bank Services and Express Services customers. AirNet also offers retail aviation fuel sales and aircraft maintenance and related ground services for customers at its Columbus, Ohio facility.

AirNet also provided private passenger charter services through its wholly-owned subsidiary, Jetride, Inc. ("Jetride"). The Jetride passenger charter business was sold on September 26, 2006 as described in Note 4 below.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of AirNet Systems, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2006 balances have been reclassified to conform with the 2007 presentation. In the 2006 Consolidated Statement of Cash Flows approximately $0.3 million was reclassified from purchase of property and equipment to engine core write-offs charged to maintenance expense and gain on disposition of assets to conform to the 2007 Consolidated Statement of Cash Flows.

Revenue Recognition

Revenue on Express Services and Bank Services is recognized when the packages are delivered to their destination. Revenue on fixed based operations within Aviation Services is recognized when the maintenance services are complete or fuel is delivered. Federal excise tax fees are not included in revenues.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market value.

Accounts Receivable

AirNet performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. AirNet establishes an allowance for doubtful accounts based upon factors surrounding the credit risks of specific customers, historical trends and other information. The allowance for doubtful accounts was approximately $0.4 million and $0.9 million at December 31, 2007 and 2006, respectively

Property and Equipment

Acquisitions of property and equipment are stated at cost. Costs of major overhauls and engine work which are expected to extend the useful life of the related asset are capitalized as incurred and depreciated based on hours flown. The original costs of airframes, other flight equipment and other property and equipment (primarily furniture and equipment, leasehold improvements, computer related hardware and software and vehicles) are depreciated based on the straight-line method over the estimated useful lives of the assets as summarized below. Aircraft maintenance costs not meeting AirNet's capitalization requirements are expensed as incurred.

Airframes	15 years
Leasehold improvements	20 years
Other flight equipment	2 - 5 years
Other property and equipment	3 - 10 years

AirNet evaluates the remaining salvage values and depreciable lives of its property and equipment as conditions dictate.

AirNet uses manufacturer engine maintenance plans to provide maintenance for recurring inspections and major overhaul maintenance for most of the engines in its Learjet fleet. At December 31, 2007, essentially all of AirNet's Learjet 35 aircraft engines were covered under manufacturer engine maintenance plans. Under the manufacturer engine maintenance plans, AirNet pays in advance for certain maintenance, repair and overhaul costs based on an amount per hour for each hour flown. In October 2006, following the write down of a substantial portion of the prepaid assets related to these engine maintenance plans in connection with the 2006 asset impairment charge, AirNet changed its estimate of the portion of these payments that should be capitalized and began expensing approximately 75% of the prepayments, which are included in aircraft maintenance expense. In 2008, AirNet expects to expense approximately 77% of the prepayments due to an increase in manufacturer maintenance plan rates. Management estimates that expensing payments made under manufacturer engine maintenance plans at this rate will maintain engine book values at the amounts determined to be appropriate as part of the 2006 and 2007 asset impairment charges. The portion of capitalized prepayments totaled approximately $4.1 million and $3.7 million at December 31, 2007 and 2006, respectively. Amortization on these prepaid balances does not begin until major engine overhaul services have been performed, at which time the prepaid balances are reclassified into depreciable asset categories and depreciated based on hours flown.

Property and equipment consisted of the following at December 31:

	2007	2006
Flight equipment	$ 20,612,000	$ 21,574,000
Other property and equipment	11,097,000	10,923,000
	31,709,000	32,497,000
Less accumulated depreciation	6,978,000	4,807,000
Net property and equipment	$ 24,731,000	$ 27,690,000

AirNet recognizes impairment losses on long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS No. 144"). AirNet recognizes impairment losses on long-lived assets when events or changes in circumstances indicate, in management's judgment, that AirNet's assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those assets. The carrying value of the assets not recoverable is reduced to estimated fair market value if lower than carrying value. In determining the estimated fair market value of the assets, AirNet considers information provided by third party valuation firms retained to assist AirNet in completing its analysis, published market data and recent transactions involving sales of similar assets.

Self-Insurance Accruals

AirNet is self-insured up to certain limits for costs associated with workers' compensation claims and benefits paid under employee health care programs. The measurement of these costs requires the consideration of historical loss experience and judgments about the present and expected levels of costs. AirNet accounts for these costs primarily through measurement of claims outstanding and projected payments based on recent claims experience. AirNet had total self-insurance accruals of approximately $0.5 million reflected in its Consolidated Balance Sheets at December 31, 2007 and 2006, respectively.

Incentive Compensation Plans

AirNet maintains an incentive compensation plan with payouts tied to the achievement of company-wide earnings goals and personal/departmental goals. Incentive compensation is calculated as a percent of base pay, depending on participation levels, which vary among management tiers. AirNet accrues for costs related to the personal/departmental goals portion of the plan based on estimated achievement rates of set goals applied to individuals' base pay rates. AirNet recorded approximately $1.1 million and $1.3 million of incentive compensation expense for the years ended December 31, 2007 and 2006, respectively.

Income Taxes

AirNet accounts for income taxes under the liability method pursuant to SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS No. 109"). Under the liability method, deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Effective January 1, 2007, AirNet adopted FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN 48 did not have an impact on AirNet's consolidated financial statements for the year ended December 31, 2007.

On December 31, 2006, AirNet filed for a discretionary income tax method change with the Internal Revenue Service (the "IRS"). The income tax method change relates to deducting for tax purposes engine maintenance plan prepayments when paid that were previously deferred and deducted in later periods. On March 11, 2008, AirNet received notice from the IRS of approval for AirNet's discretionary income tax method change. As required by SFAS No. 109, the effect of the method change will be reported in the period in which IRS approval is obtained; therefore, AirNet has not reflected the impact of the method change in the December 31, 2007 consolidated financial statements. AirNet is in the process of evaluating the total impact of the method change; however, it will materially reduce AirNet's current taxes payable. Additionally, its deferred tax assets and the need for the associated valuation allowance could materially change. As a result of the approval by the IRS for the method change, AirNet has applied for a refund of 2007 federal tax estimated payments of approximately $1.7 million which AirNet expects to receive in 2008. Additionally, AirNet intends to file an amended tax return for a refund of income taxes previously paid of approximately $5.6 million, the payment of which is subject to review and approval by the IRS. AirNet expects to receive this refund in 2009.

Financial Instruments

The fair value of AirNet's financial instruments approximated their carrying value at December 31, 2007 and 2006.

Stock-Based Compensation

At December 31, 2007, AirNet had two stock-based employee and director compensation plans, the Amended and Restated 1996 Incentive Stock Plan and the 2004 Stock Incentive Plan. AirNet accounts for the plans under SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123(R)"), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. FAS 123(R) requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statements of operations.

Stock-based compensation expense recognized during 2007 and 2006 is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested, as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 148. Compensation expense for the stock-based payment awards that are granted subsequent to December 31, 2005 are based on the grant date fair value estimated in accordance with SFAS 123(R). As stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Currently, AirNet uses the Black-Scholes option pricing model to estimate the value of stock options granted to employees and directors for purposes of computing the stock-based compensation expense and disclosures required by FAS 123(R). During 2007 and 2006, AirNet recognized stock-based compensation expense of approximately $207,000 and $246,000, respectively (approximately $128,000 and $153,000, net of tax, respectively) related to the vesting of outstanding stock options according to the provisions of FAS 123(R).

In December 2007, AirNet entered into an agreement with a consultant that provides that AirNet will issue a warrant to acquire 100,000 common shares of AirNet at an exercise price that is currently anticipated to be $.10 per common share. Such warrant would not be exercisable for two years after issuance, subject to earlier exercise upon the occurrence of certain triggering events, including a change of control, a sale of all or substantially all of AirNet's common shares or assets or a special dividend in excess of $1.00 per share.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 was expected to be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, *"Effective Date of FASB Statement No. 157"* ("FSP") that amends SFAS 157 to delay the effective date for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For such items, FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008. AirNet has evaluated the guidance provided in SFAS 157 and has determined the adoption of SFAS 157 will not have a significant impact on the determination or reporting of AirNet's financial results, however, additional disclosures in AirNet's financial statements will be required.

In September 2006, the FASB issued Staff Position No. AUG-AIR-1, *"Accounting for Planned Major Maintenance Activities"* ("FSP AUG-AIR-1"). FSP AUG-AIR-1 provides guidance on the accounting for planned major maintenance activities in the airline industry. The guidance is applicable for fiscal years beginning after December 15, 2006. The guidance provided in FSP AUG-AIR-1 did not have a significant impact on the determination or reporting of AirNet's financial results.

Supplemental Cash Flow Data

Cash paid for interest was $382,000 and $1,636,000 for the years ended December 31, 2007 and 2006, respectively. AirNet paid $2,993,000 and $5,575,000 and received $436,000 and $1,821,000 for the years ended December 31, 2007 and 2006, respectively, related to income taxes.

2. Impairment of Property and Equipment

AirNet recognizes impairment losses on long-lived assets in accordance with SFAS No. 144. AirNet recognizes impairment losses on long-lived assets when events or changes in circumstances indicate, in management's judgment, that AirNet's assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those assets. The carrying value of the assets not recoverable is reduced to estimated fair market value if lower than carrying value. In determining the estimated fair market value of the assets, AirNet considers information provided by third party valuation firms retained to assist AirNet in completing its analysis, published market data and recent transactions involving sales of similar assets.

<u>2007 Asset Impairment Charge</u>

AirNet's cargo airline was originally designed, and continues to operate, primarily to meet the needs of Bank Services customers. As a result of continuing trends in the implementation of electronic payment alternatives and electronic alternatives to the physical movement of cancelled checks, as of September 30, 2007, AirNet evaluated for impairment its long-lived assets used in its airline operations, consisting primarily of aircraft, aircraft parts and its airport hangar and office facility located at Rickenbacker International Airport (the "Rickenbacker Facility"). The undiscounted cash flows estimated to be generated by those assets including disposal values were less than the related carrying values and therefore, pursuant to the requirements of SFAS No. 144, the estimated fair values of these assets were compared to carrying value and the carrying values were reduced by a $2.2 million non-cash impairment charge. As a result of AirNet's evaluation of the required valuation allowance for deferred tax assets, no tax benefit was recognized related to this impairment charge as disclosed in Note 10, Income Taxes, below.

The determination of undiscounted cash flows involves estimates of future cash flows, revenues, operating expenses and disposal values. The projections of these amounts represent management's best estimates at the time of the review. Management's estimates are significantly affected by the continuing uncertainty of the timing and rate of decline in Bank Services revenues that are being impacted by the implementation of electronic alternatives to the physical movement of cancelled checks and AirNet's potential to grow other lines of cargo business as alternative sources of revenues. AirNet will continue to explore cost saving initiatives and alternative sources of revenue; however, in accordance with the provisions of SFAS No. 144, until such strategies are developed, AirNet has assigned minimal probabilities to those strategies in AirNet's determination of future undiscounted cash flows. In the absence of additional cost saving initiatives or alternative sources of revenue, it is likely that future determinations of estimated cash flows will be less than the carrying value of AirNet's long-lived assets and may result in additional impairment charges. As a result, AirNet will be required to monitor the carrying value of its long-lived assets relative to estimated fair values in future periods.

The impairment charge was based on a range of estimated fair values provided by third party appraisal firms. Consistent with how management determined the 2006 asset impairment charge as described below, and because of the current uncertainties in the business environment, management determined that the low end of the range of fair values of AirNet's long-lived assets as provided by the third party appraisal firms was the appropriate estimate of fair value at September 30, 2007. Accordingly, the carrying values of AirNet's long-lived assets were reduced by an approximate $2.2 million non-cash impairment charge. The determination of the adjusted carrying value is a management estimate based upon the third party appraisals and the subjective factors discussed above. It is possible that the proceeds from future sales of assets, if any, could be greater than or less than current carrying values. Further, if management uses different assumptions or estimates in the future or if conditions exist in future periods that are different than those anticipated, additional impairment charges may be required.

2006 Asset Impairment Charge

AirNet also recorded an impairment charge in the three month period ended September 30, 2006. AirNet performed the impairment tests required by SFAS No. 144 for that quarter ended September 30, 2006 and concluded that its long-lived assets used in its Delivery Services reportable segment were impaired. Accordingly, a non-cash charge of $24.6 million was recorded as of September 30, 2006. The impairment charge was based on a range of estimated fair values provided by third party appraisal firms. The range of appraised fair values related to AirNet's long lived assets was approximately $49.7 million to $27.7 million at September 30, 2006, reflecting different market factors, holding periods and possible asset disposition scenarios that potentially could have been elected by AirNet as it evaluated its strategies in response to the business environment. Management determined that the low end of the range of fair values was the appropriate estimate of fair value at September 30, 2006, and accordingly, management wrote down the carrying value of AirNet's long-lived assets to approximately $27.7 million.

3. Major Bank Services Customers

AirNet depends on certain major Bank Services customers for a large portion of its net revenues and changes in the pricing and extent of services provided to these customers may have a significant impact on AirNet's operating results. If a major Bank Services customer significantly reduces the amount of business it does with AirNet, there would be an adverse impact on AirNet's operating results. For 2007 and 2006, AirNet had five Bank Services customers that aggregated approximately 39% and 40% of total net revenues, respectively. One Bank Services customer comprised approximately 11% of total net revenues in 2007 while two Bank Services customers comprised 11% and 10% of total net revenues in 2006.

In January 2008, AirNet received written notices from one of its largest bank customers that this customer will be terminating a portion of the air transportation services provided by AirNet due to cost reduction efforts by the bank. During the year ended December 31, 2007, the air transportation services being terminated by this customer accounted for approximately $4.9 million of AirNet's Bank Services revenues (including approximately $0.8 million of fuel surcharge revenues). The service terminations are scheduled to become effective at various dates in the second quarter of 2008.

As a result of Bank Services customers continued transition to image products and other electronic alternatives to the physical movement of cancelled checks, weekday cancelled check pounds shipped per flying day declined approximately 31%, for 2007 compared to 2006. AirNet expects the decline in cancelled checks volume to continue in 2008 and thereafter.

4. Discontinued Operations

On July 26, 2006, AirNet, Jetride, and Pinnacle Air, LLC ("Pinnacle") entered into a purchase agreement regarding the sale of Jetride's passenger charter business to Pinnacle. The sale was completed on September 26, 2006. The purchase price was $41.0 million in cash, of which $40.0 million was consideration for the sale of nine company-owned aircraft and related engine maintenance programs and $1.0 million was consideration for the sale of all of the outstanding capital stock of a newly-created subsidiary of Jetride. Of the total consideration, $40.0 million was paid at closing and $1.0 million was paid into escrow to cover potential indemnification claims made by Pinnacle. Since no indemnification claims were made, the escrow amount was released to AirNet in two installments of $500,000 each in March 2007 and August 2007. AirNet retained the net working capital of the Jetride passenger charter business, which was approximately $2.2 million as of the closing date. In connection with the closing of the sale transaction, Jetride repaid in full six term loans which had been secured by aircraft used in Jetride's passenger charter business. The aggregate principal amount of the loans repaid was approximately $28.2 million plus accrued interest and early termination prepayment penalties of approximately $0.3 million through the repayment date. Following repayment of Jetride's loans and expenses related to the transaction, AirNet used the remaining sale proceeds to further reduce debt outstanding under AirNet's secured revolving credit facility.

In accordance with SFAS No. 144, AirNet classified the assets and liabilities of Passenger Charter Services as assets and liabilities related to discontinued operations and presented this operating segment's results of operations as discontinued operations for all periods presented. As a result of the disposition of Passenger Charter Services, AirNet has only one reportable segment.

Revenues from Passenger Charter Services, included in discontinued operations, were approximately $16.9 million for 2006. Income from discontinued operations before income taxes for 2006 was approximately $0.1 million. Included in the 2006 income from discontinued operations before income taxes is a pre-tax gain of approximately $1.0 million, which is net of approximately $1.0 million of investment banking and legal fees associated with the sale of Jetride.

5. Notes Payable

AirNet had borrowings as follows at December 31:

	2007	2006
Term notes	$ -	$ 7,955,000
Revolving credit facility	-	-
	-	7,955,000
Current portion of notes payable	-	1,944,000
Long-term portion of notes payable	$ -	$ 6,011,000

Revolving Credit Facility – 2002 through 2006

In September 2002, AirNet entered into a $35.0 million unsecured revolving credit facility and a five-year $20.0 million unsecured term loan (collectively, the "Credit Agreement"). The revolving credit facility under the Credit Agreement was originally scheduled to expire on September 30, 2005 and the secured term loan was to mature on September 30, 2007.

On May 28, 2004, AirNet and its lenders amended the terms and conditions of the Credit Agreement (the "Amended Credit Agreement"). The Amended Credit Agreement was further amended by the First, Second, Third, Fourth and Fifth Change in Terms Agreements, as described below. The Amended Credit Agreement was secured by a first lien on all of the property of AirNet and its subsidiaries, other than any interest in real estate and certain excluded fixed assets. AirNet also pledged the stock and interests of its subsidiaries to secure the loans under the Amended Credit Agreement, and each of AirNet's subsidiaries guaranteed AirNet's obligations under the Amended Credit Agreement. The Amended Credit Agreement also contained certain financial covenants that required AirNet to maintain a minimum consolidated tangible net worth and to not exceed certain fixed charge coverage and leverage ratios specified in the Amended Credit Agreement.

The Amended Credit Agreement initially provided for a secured revolving credit facility of up to $35.0 million and a secured term loan in the aggregate amount of $14.0 million. The amount of revolving loans available under the Amended Credit Agreement was limited to a borrowing base equal to the aggregate of 80% of eligible accounts receivable, plus 50% of eligible aircraft parts, plus 70% of the market value of certain fixed assets, reduced by the aggregate amount of AirNet's outstanding letters of credit. The Amended Credit Agreement bore interest, at AirNet's option, at (a) a fixed rate equal to LIBOR plus a margin determined by AirNet's leverage ratio as defined in the Amended Credit Agreement, or (b) a floating rate based on the greater of (i) the prime rate established by The Huntington National Bank from time to time plus a margin determined by AirNet's leverage ratio or (ii) the sum of 0.5% plus the federal funds rate in effect from time to time plus a margin determined by AirNet's leverage ratio.

The Amended Credit Facility was amended in September 2004, March 2005, November 2005, March 2006 and September 2006. The above amendments to the Amended Credit Facility were reflected, respectively, in the "First Change in Terms Agreement", the "Second Change in Terms Agreement" , the "Third Change in Terms Agreement", the "Fourth Change in Terms Agreement" and the "Fifth Change in Terms Agreement".

As a result of the impairment charges recorded by AirNet in September 2004, September 2005 and September 2006, AirNet was not in compliance with certain terms and conditions of the Amended Credit Facility, including the fixed charge coverage ratio, the leverage ratio and the minimum consolidated tangible net worth requirement. The First, Third and Fifth Change in Terms Agreements modified certain financial covenants contained in the Amended Credit Facility in such a manner that, on a going-forward basis, the impairment charges, in and of themselves, would not cause a default of these financial covenants in the future. At the same time that the First, Third and Fifth Change in

Terms Agreements were entered into, AirNet and its lenders executed waivers of any defaults or potential defaults under the Amended Credit Agreement which occurred, or may have occurred, as a result of AirNet's failure to comply with the above financial covenants due to the various impairment charges.

In addition to the amendments made to the Amended Credit Facility to bring the financial covenants into compliance after the impairment charges recorded in 2004, 2005 and 2006, the Amended Credit Facility was amended on several occasions to modify other terms and conditions of the Amended Credit Facility. The Second Change in Terms Agreement amended the Amended Credit Facility to reflect that AirNet had prepaid in full the remaining $11.0 million balance outstanding on its secured term loan. In addition, the Second Change in Terms Agreement reduced the secured revolving credit facility from $35.0 million to $30.0 million. The Second Change in Terms Agreement also extended the term of the Amended Credit Facility from September 30, 2005 to October 15, 2006. The Fourth Change in Terms Agreement further extended the term of the Amended Credit Agreement from October 15, 2006 to October 15, 2007 and modified the calculation of the borrowing base. The Fifth Change in Terms Agreement reduced the amount of the secured revolving credit facility from $25 million to $15 million.

As of December 31, 2006, there was no amount outstanding under the Amended Credit Agreement. As of December 31, 2006, AirNet had $1.0 million in letters of credit outstanding related to insurance programs, which reduced the amount available under the revolving credit facility. As of December 31, 2006, AirNet had $14.0 million available to borrow under its secured revolving credit facility under the Amended Credit Agreement.

Revolving Credit Facility – Second Amended Credit Agreement - March 29, 2007

On March 29, 2007, AirNet and its lender (The Huntington National Bank) amended and restated the terms and conditions of the Amended Credit Agreement described above by entering into a Second Amended and Restated Credit Agreement (the "Second Amended Credit Agreement"). The following description of the Second Amended Credit Agreement is qualified in its entirety by reference to the Second Amended Credit Agreement previously filed as Exhibit 4.50 in AirNet's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The Second Amended Credit Agreement provides for a $15.0 million secured revolving credit facility and expires on October 15, 2008. The Second Amended Credit Agreement is secured by a first priority lien on all of the property of AirNet, other than any interest in real estate and certain excluded fixed assets. The stock and interests of AirNet's subsidiaries continue to be pledged to secure the loans under the Second Amended Credit Agreement, and each of AirNet's subsidiaries continues to guarantee AirNet's obligations under the Second Amended Credit Agreement under a Consent and Agreement of Guarantors.

The amount of revolving loans available under the Second Amended Credit Agreement is limited to a borrowing base equal to the aggregate of 80% of eligible accounts receivable, plus 50% of eligible aircraft parts. The amount available under the Second Amended Credit Agreement is also reduced by any outstanding letters of credit issued under the Second Amended Credit Agreement. The Second Amended Credit Agreement bears interest, at AirNet's option, at (a) a fixed rate equal to LIBOR plus a margin determined by AirNet's leverage ratio as defined in the Second Amended Credit Agreement, or (b) a floating rate based on the greater of (i) the prime rate established by The Huntington National Bank from time to time plus a margin determined by AirNet's leverage ratio or (ii) the sum of 0.5% plus the federal funds rate in effect from time to time plus a margin determined by AirNet's leverage ratio.

The Second Amended Credit Agreement permits AirNet to maintain and incur other indebtedness in an aggregate amount of up to $10.0 million for the purpose of purchasing or refinancing aircraft and related tangible fixed assets. The Second Amended Credit Agreement contains certain financial covenants that require AirNet to maintain a minimum consolidated tangible net worth and to not exceed certain fixed charge coverage and leverage ratios specified in the Second Amended Credit Agreement. The Second Amended Credit Agreement also contains limitations on operating leases, significant corporate changes including mergers and sales of assets, investments in subsidiaries and acquisitions, liens, capital expenditures, transactions with affiliates, sales of accounts receivable, sale and leaseback transactions and other off-balance sheet liabilities, contingent obligations and hedging transactions.

As of December 31, 2007, there were no loans outstanding under the Second Amended Credit Agreement. As of December 31, 2007, AirNet had approximately $0.8 million in standby letters of credit outstanding related to insurance programs, which reduced the amount available to borrow to approximately $14.2 million under the Second Amended Credit Agreement.

Other Term Loan

On March 24, 2005, AirNet entered into an $11.0 million three-year term loan with a fixed interest rate of 8.12%. This term loan was secured by seven Cessna Caravans and nine Learjet 35 aircraft from AirNet's cargo aircraft fleet. On

April 11, 2007, AirNet repaid in full the $7.5 million principal balance outstanding under the term loan with borrowings from AirNet's Second Amended Credit Agreement. In addition to the outstanding principal amount, AirNet paid approximately $0.1 million in accrued interest and early termination prepayment penalties. Upon repayment in full, the term loan was terminated in accordance with its terms.

Term Loans – Discontinued Operations

In connection with the closing of the sale of the Jetride passenger charter business on September 26, 2006, Jetride repaid in full six term loans which had been (a) secured by aircraft used in the Jetride passenger charter business, and (b) guaranteed by AirNet. In June 2004, Jetride entered into four of the term loans, each with a seven-year term and a fixed interest rate of approximately 6.7%. In July 2004, Jetride entered into the other two term loans, each with a seven-year term and a fixed interest rate of approximately 6.5%. As of September 26, 2006, there was an aggregate principal amount of approximately $28.2 million outstanding under the six loans. In addition to the outstanding principal amount, Jetride paid approximately $0.3 million in accrued interest and early termination prepayment penalties through the repayment date. Each of the loan documents and corresponding security and guaranty agreements entered into in connection with the six term loans was terminated upon repayment of the underlying term loans at the closing.

Aggregate future maturities of long-term debt as of December 31, 2007 are as follows:

2008	$ -
2009	-
2010	-
2011	-
2012	-
Thereafter	-
	$ -

6. Incentive Stock Plans

On June 4, 2004, the shareholders of AirNet Systems, Inc. approved the AirNet Systems, Inc. 2004 Stock Incentive Plan (the "2004 Plan"), for employees of AirNet and its subsidiaries and non-employee directors of AirNet. The 2004 Plan authorizes the granting of incentive and non-qualified stock options, restricted stock, stock appreciation rights, and performance shares to be paid in common shares and performance units to be paid in cash (collectively, "2004 Plan Awards"). In addition, the 2004 Plan provides for the granting of rights to purchase common shares of AirNet at up to a 15% discount through payroll deductions by employees of AirNet and its subsidiaries (the "2004 Stock Purchase Program"). The maximum number of common shares available for issuance under the 2004 Plan is 1,000,000. The 2004 Plan is administered by the Compensation Committee of the Board of Directors, which determines the terms and conditions applicable to the 2004 Plan Awards, other than non-qualified stock options automatically granted to non-employee directors of AirNet in accordance with the terms of the 2004 Plan. The Compensation Committee also has the authority to establish administrative rules and regulations regarding the term of each offering under the 2004 Stock Purchase Plan. In December 2006, non-qualified stock options covering 150,000 common shares were granted to Bruce D. Parker, AirNet's Chairman of the Board, Chief Executive Officer and President under the terms of an employment contract. In September 2007, non-qualified stock options covering 20,000 common shares were automatically granted under the terms of the 2004 Plan to each of Messrs. Kiernan and Milbourne as new directors of AirNet. The exercise price of each option has been equal to the fair market price of a common share on the date of grant. An option's maximum term is ten years. Option vesting periods range from vesting upon grant to vesting over four years. In 2007 and 2006, 10,691 and 16,547 common shares, respectively, were issued under the 2004 Stock Purchase Program to employees of AirNet and its subsidiaries.

In 1996, AirNet adopted the AirNet Systems, Inc. 1996 Incentive Stock Plan (as amended and restated, the "1996 Plan"). The 1996 Plan authorized the granting of incentive and non-qualified stock options, restricted stock and performance awards (collectively, "1996 Plan Awards"). In addition, the 1996 Plan provided for the granting of rights to purchase common shares of AirNet at up to a 15% discount through payroll deductions by employees of AirNet and its subsidiaries (the "1996 Stock Purchase Program"). The 1996 Plan also provided for the grant of non-qualified stock options to non-employee directors of AirNet. The maximum number of common shares available for issuance under the 1996 Plan is 1,650,000. The 1996 Plan is administered by the Compensation Committee of the AirNet Board of Directors, which determined the terms and conditions applicable to the 1996 Plan Awards, other than non-qualified stock options automatically granted to non-employee directors in accordance with the terms of the 1996 Plan. The exercise price of each option has been equal to the fair market price of a common share on the date of grant. An option's maximum term is ten years. Option vesting periods range from vesting upon grant to vesting over four years. Since the adoption of the 2004 Plan, no additional 1996 Plan Awards have been or will be made under the 1996 Plan.

The fair value of these stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31:

	2007	2006
Risk free interest rate	4.65%	4.91%
Volatility factor of expected market price of AirNet's common shares	53.6%	50.0%
Weighted average expected life of stock options (years)	4.68	5.49

The weighted average fair value of stock options granted was $2.63 and $2.95 in the years ended December 31, 2007 and 2006, respectively. Total unamortized stock-based compensation expense for outstanding stock options was approximately $0.1 million at December 31, 2007 and is expected to be recognized over a period of 2.5 years.

A summary of AirNet's stock option activity and related information follows (in thousands, except price per share data) for the years ended December 31:

	2007		2006	
	Common Shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding at beginning of period	828	$6.43	886	$7.71
Granted	56	2.63	150	2.95
Exercised	-	-	-	-
Cancelled	(314)	8.62	(208)	9.35
Outstanding at end of period	570	4.86	828	6.43
Options exercisable at end of period	499	$5.08	676	$7.07

During 2007 and 2006, the total number of common shares subject to stock options which vested each year was approximately 127,000 and 144,000, respectively, with fair values of approximately $220,000 and $292,000, respectively.

As of December 31, 2007 and 2006, the weighted average remaining contractual terms for stock options outstanding were approximately 5.6 years and 4.6 years, respectively, and the weighted average remaining contractual terms for stock options exercisable were 5.2 years and 3.6 years, respectively, for the same periods.

The following summarizes information about stock options outstanding (in thousands, except remaining contractual life and price per share data) as of December 31, 2007:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number of Stock Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Stock Options	Weighted-Average Exercise Price
Less than $5.00	440	6.7	$3.58	369	$3.64
$5.01-$10.00	115	2.0	8.12	115	8.12
$10.01-$15.00	-	-	-	-	-
$15.01-$20.00	14	0.6	17.50	14	17.50
$20.01-$25.00	1	0.1	22.00	1	22.00
	570	5.6	$4.86	499	$5.08

AirNet's stock purchase program, which had been part of the 1996 Plan and is part of the 2004 Plan, allows eligible employees the opportunity to acquire common shares of AirNet at up to a 15% discount through payroll deductions. AirNet issued 10,691 and 16,547 common shares respectively during 2007 and 2006 from treasury shares under the stock purchase program.

7. Lease Obligations

AirNet leases facility space and courier vehicles at various locations throughout the United States. In January 2002, AirNet entered into operating leases for six Cessna Caravan 208 aircraft, which after certain extensions entered into in September 2002, terminated in 2006 and 2007. In January of 2003 and January of 2006, AirNet entered into two additional operating leases on Cessna Caravan 208 aircraft that expire, respectively, in 2007 and 2008. In February 2006, AirNet entered into a one-year operating lease on an additional Cessna Caravan 208 aircraft. In August and October 2007, AirNet entered into two additional operating leases on Cessna Caravan 208 aircraft that expire in 2008. As of December 31, 2007, AirNet maintained leases on nine Cessna Caravan 208 aircraft, three of which are scheduled to expire in 2009, four of which are scheduled to expire in 2010 and two of which are scheduled to expire in 2011

AirNet's corporate and operational facility (the "Rickenbacker Facility") is located on land leased from the Columbus Regional Airport Authority (the "Authority"). The land lease with the Authority is for an initial term of 20 years which expires in May 2025. AirNet may request two additional 10 year extensions of the land lease. In the event the Authority refuses to extend the land lease for either 10 year extension period, the land lease requires the Authority to purchase AirNet's leasehold improvements under the Federal Relocation Act. The purchase price of the improvements cannot be less than 50% of the cost of the leasehold improvements if the Authority refuses to extend the land lease for the first 10 year extension period and cannot be less than 25% of the cost of the leasehold improvements if the Authority refuses to extend the land lease for the second 10 year extension period. Annual rental payments under the land lease are set at approximately $39,000, $62,000 and $83,000, respectively, for the first three years of the lease term. Rental payments after the third year of the lease term are subject to annual increases based upon the consumer price index.

AirNet incurred lease expense of $2,890,000 and $2,810,000 for the years ended December 31, 2007 and 2006. As of December 31, 2007, future minimum lease payments by year under non-cancelable operating leases with initial or remaining terms exceeding one year are as follows: 2008 - $873,000; 2009 - $217,000; 2010 - $91,000; 2011 - $93,000; 2012 - $96,000. During the first quarter of 2008, AirNet extended the terms of a portion of the aircraft leases, increasing its commitments by $1,653,000 over the remaining terms.

8. Retirement Plan

AirNet has a 401(k) retirement savings plan. All associates who have completed a minimum of one month of service may contribute up to 60% of their eligible annual earnings to the 401(k) retirement savings plan, subject to the maximum limitation imposed under the Internal Revenue Code. AirNet may elect, at its discretion, to make matching and profit-sharing contributions. AirNet's contribution expense related to the 401(k) retirement savings plan for continuing operations totaled $316,000 and $376,000 for the years ended December 31, 2007 and 2006, respectively.

9. Aircraft Dispositions

In February 2006, AirNet decided to market for sale all nine of the Cessna 310 Piston cargo aircraft as a result of the need to reduce its airline capacity and operating costs. At that date, AirNet determined that the plan of sale criteria of SFAS No. 144 had been met. The carrying value of the assets was determined to approximate the estimated fair value less cost to sell, based on then recent aircraft appraisals. In November 2006, AirNet entered into an agreement to sell all nine of its Cessna 310 aircraft for approximately $0.5 million. AirNet delivered seven aircraft in the first quarter of 2007 and delivered the two remaining aircraft in June 2007.

On January 10, 2007, one of AirNet's Learjets was damaged and subsequently declared not airworthy. AirNet received insurance proceeds of approximately $1.2 million on April 19, 2007 related to this loss. The gain on disposition of aircraft primarily reflects the excess of insurance proceeds over the net book value of this Learjet.

In February 2008, as a part of a planned cost reduction, AirNet entered into an agreement to sell one of its Learjet aircraft for approximately $0.5 million. AirNet delivered the aircraft in the first quarter of 2008. Additionally, in February 2008, a Learjet aircraft was damaged by another air operator's baggage tug and subsequently removed from AirNet's aircraft fleet. As of the date of AirNet's Annual Report on Form 10-K, AirNet has not determined a final disposition with regard to such damaged aircraft.

10. Income Taxes

Income taxes are summarized as follows for the years ended December 31:

	2007	2006
Current:		
Federal	$ 1,790,000	$ 5,865,000
State and local	310,000	625,000
	2,100,000	6,490,000
Deferred:		
Federal	-	(3,481,000)
State and local	-	(1,336,000)
	-	(4,817,000)
	$ 2,100,000	$ 1,673,000

Significant components of AirNet's deferred tax liabilities and assets are as follows at December 31:

	2007	2006
Deferred tax asset:		
Alternative minimum tax credit	$ -	$ 763,000
Net operating loss carry forward	558,000	783,000
Property and equipment	10,825,000	10,625,000
Workers' compensation reserve	102,000	195,000
Allowance for bad debt reserves	166,000	351,000
Other	564,000	502,000
Valuation allowance	(11,698,000)	(12,467,000)
Total deferred tax assets	$ 517,000	$ 752,000
Deferred tax liabilities:		
Prepaid expenses	$ 443,000	$ 618,000
Other	74,000	134,000
Total current deferred tax liabilities	517,000	752,000
Net current deferred tax assets (liabilities)	$ -	$ -

Differences arising between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes are as follows for the years ended December 31:

	2007		2006	
Tax expense (benefit) at federal statutory rate on pre-tax (loss) income	$ 1,873,000	34.0%	$ (3,950,000)	33.9%
State taxes, net of federal benefit	268,000	4.9%	(492,000)	4.2%
Non-deductible permanent differences	107,000	1.9%	168,000	(1.4)%
Change in valuation allowance	(161,000)	(2.9)%	6,167,000	(52.8)%
Other	13,000	0.2%	(221,000)	1.9%
Total taxes (benefit)	$ 2,100,000	38.1%	$ 1,672,000	14.2%
Less – portion attributable to discontinued operations	-		18,000	
Net attributable to continuing operations	$ 2,100,000		$ 1,654,000	

Accounting principles generally accepted in the United States require AirNet to record a valuation allowance against future deferred tax assets if it is "more likely than not" that AirNet will not be able to utilize such benefits in the future. At December 31, 2007 and 2006, AirNet maintained a valuation allowance of approximately $11.7 million and $12.5 million, respectively. In 2007 and 2006, the valuation allowance offset deferred tax assets in excess of deferred tax liabilities. The change in the valuation allowance for deferred tax assets was approximately $0.8 million in 2007 and approximately $6.2 million in 2006. Of the approximate $0.8 million change in the valuation allowance in 2007, approximately $0.2 million impacted earnings and approximately $0.6 million was the result of adjustments to decrease certain deferred tax assets, resulting in corresponding decreases in the valuation allowance and no impact on 2007 earnings.

On December 31, 2006, AirNet filed for a discretionary income tax method change with the IRS. The income tax method change relates to deducting for tax purposes engine maintenance plan prepayments when paid that were previously deferred and deducted in later periods. On March 11, 2008, AirNet received notice from the IRS of approval for AirNet's discretionary income tax method change. As required by SFAS No. 109, the effect of the method change will be reported in the period in which IRS approval is obtained; therefore, AirNet has not reflected the impact of the method change in the December 31, 2007 consolidated financial statements. AirNet is in the process of evaluating the total impact of the method change; however, it will materially reduce AirNet's current taxes payable. Additionally, its deferred tax assets and the need for the associated valuation allowance could materially change. As a result of the approval by the IRS for the method change, AirNet has applied for a refund of 2007 federal tax estimated payments of approximately $1.7 million which AirNet expects to receive in 2008. Additionally, AirNet intends to file an amended tax return for a refund of income taxes previously paid of approximately $5.6 million, the payment of which is subject to review and approval by the IRS. AirNet expects to receive this refund in 2009.

In connection with the 1996 repurchase and cancellation of the Donald Wright Warrant, AirNet recognized a related tax benefit estimated to be $7.0 million based upon management's judgment and estimation of the portion of the Donald Wright Warrant which would be deductible for income tax purposes. This tax benefit was recognized as additional paid-in capital on AirNet's Consolidated Balance Sheet and has had no effect on AirNet's Consolidated Statement of Operations. During the third quarter of 2003, this matter was partially resolved and in the fourth quarter of 2006, was finalized. AirNet has realized tax deductions related to this transaction in excess of management's original estimates resulting in additional tax benefits. The additional tax benefits associated with the deductible portion of the Donald Wright Warrant have exceeded the original estimate by $1.3 million in 2003 and $0.6 million in 2006. The additional tax benefits, as was the initial estimated tax benefit associated with the Donald Wright Warrant, have been recorded as an increase to additional paid-in capital.

11. Net Income (Loss) Per Common Share

The following table sets forth the computation of basic and diluted net income (loss) per common share for the years ended December 31:

	2007	2006
Numerator:		
Income (loss) from continuing operations	$ 3,407,000	$ (13,321,000)
Income (loss) from discontinued operations, net of tax	-	29,000
Net income (loss)	$ 3,407,000	$ (13,292,000)
Denominator:		
Basic - weighted average common shares outstanding	10,171,000	10,158,000
Diluted		
Stock options - employees, officers and directors	-	-
Adjusted weighted average common shares outstanding	10,171,000	10,158,000
Net income (loss) per common share – basic and diluted	$ 0.33	$ (1.31)

For the years ended December 31, 2007 and 2006, stock options covering 472,000 and 678,000 common shares, respectively, were excluded from the diluted weighted average common shares outstanding calculation, as their exercise prices exceeded the average fair market value of the underlying common shares for the year and, therefore, were antidilutive.

12. Litigation and Contingencies

AirNet is subject to claims and lawsuits in the ordinary course of its business. In the opinion of management, the outcomes of these actions, which are not clearly determinable at the present time, are either adequately covered by insurance, or if not insured, will not, in the aggregate, have a material adverse impact upon AirNet's financial position or the results of future operations.

13. Subsequent Events (Unaudited)

As of March 31, 2008, AirNet entered into a definitive merger agreement to be acquired by an affiliate of Bayside Capital, Inc. ("Bayside Capital") for $2.81 per share in a cash merger transaction. The price represents a premium of approximately 94% over the closing price of $1.45 per share on March 28, 2008. The total value of the transaction in the merger is approximately $28.7 million (before transaction costs). In conjunction with the merger agreement, the affiliate of Bayside Capital will also be purchasing approximately 1.9 million common shares of AirNet at $2.81 for a total purchase price of approximately $5.4 million.

The Board of Directors of AirNet unanimously approved the merger agreement, determined that the merger is in the best interests of AirNet's shareholders and agreed to recommend approval and adoption of the merger and the merger agreement by AirNet's shareholders. AirNet's shareholders will vote on the proposed merger at a special meeting that will be held on a date to be announced. Completion of the merger is subject to various customary closing conditions, including shareholder approval and adoption of the merger and the merger agreement and the obtaining of any required regulatory approvals. The closing of the merger is expected to occur during the second quarter of 2008, and is not subject to any financing contingencies. However, there can be no assurances that the parties will be able to obtain any required regulatory approvals of the merger on the proposed terms and schedule, that AirNet's shareholders will approve and adopt the merger and the merger agreement or that the other closing conditions will be satisfied. Additionally, uncertainty surrounding the proposed merger may make it more difficult to maintain relationships with AirNet's customers and team members. In the event that the merger is not consummated, AirNet's management and Board of Directors would re-assess the options available to AirNet and may revise AirNet's strategic direction, as necessary.

Selected Quarterly Financial Information

Since AirNet qualifies as a smaller reporting company, AirNet has omitted the supplementary financial information required by Item 302 of SEC Regulation S-K as permitted by Item 302(c) of SEC Regulation S-K.

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A (T) – CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

With the participation of the Chairman of the Board, Chief Executive Officer and President (the principal executive officer) and the Vice President of Finance and Controller and Interim Chief Financial Officer, Treasurer and Secretary (the principal financial officer) of AirNet Systems, Inc. ("AirNet"), AirNet's management has evaluated the effectiveness of AirNet's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the fiscal year covered by this Annual Report on Form 10-K. Based on that evaluation, AirNet's Chairman of the Board, Chief Executive Officer and President and AirNet's Vice President of Finance and Controller and Interim Chief Financial Officer, Treasurer and Secretary have concluded that:

- information required to be disclosed by AirNet in this Annual Report on Form 10-K and the other reports that AirNet files or submits under the Exchange Act would be accumulated and communicated to AirNet's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure;

- information required to be disclosed by AirNet in this Annual Report on Form 10-K and the other reports that AirNet files or submits under the Exchange Act would be recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC"); and

- AirNet's disclosure controls and procedures were effective as of the end of the fiscal year covered by this Annual Report on Form 10-K.

Management's Annual Report on Internal Control Over Financial Reporting

The management of AirNet is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. AirNet's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. AirNet's internal control over financial reporting includes those policies and procedures that:

a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of AirNet and its consolidated subsidiaries;

b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures of AirNet and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of AirNet; and

c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of AirNet and its consolidated subsidiaries that could have a material effect on the financial statements.

With the supervision and participation of the Chairman of the Board, Chief Executive Officer and President (the principal executive officer) of AirNet and the Vice President of Finance and Controller and Interim Chief Financial Officer, Treasurer and Secretary (the principal financial officer) of AirNet, AirNet's management assessed the effectiveness of AirNet's internal control over financial reporting as of December 31, 2007, based on the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control -- Integrated Framework." Based on the assessment of AirNet's management and those criteria, AirNet's management concluded that, as of December 31, 2007, AirNet's internal control over financial reporting is effective.

This Annual Report on Form 10-K does not include an attestation report of AirNet's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by AirNet's registered public accounting firm pursuant to temporary rules of the SEC that permit AirNet to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in AirNet's internal control over financial reporting that occurred during AirNet's fiscal quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, AirNet's internal control over financial reporting.

ITEM 9B – OTHER INFORMATION

Engagement of MergeGlobal Inc.

On December 3, 2007, AirNet entered into an amended letter agreement with MergeGlobal, Inc. ("MergeGlobal"). Pursuant to this amended letter agreement, AirNet expanded the initial engagement of MergeGlobal and authorized MergeGlobal to develop in greater detail a business strategy and plan. AirNet had previously engaged MergeGlobal on August 17, 2007 to provide initial strategic and financial advice in connection with AirNet's business.

Pursuant to the original letter agreement, AirNet paid MergeGlobal a retainer fee of $150,000 and agreed to pay MergeGlobal certain success and/or financing fees if an acquisition transaction involving a specified list of companies were to be pursued and completed. To date, no such fees have been incurred or paid. Pursuant to the amended letter agreement, AirNet agreed to pay MergeGlobal an additional $150,000 in three installments between December 3, 2007 and the later of February 15, 2008 or upon delivery by MergeGlobal of all of the planned work under the amended letter agreement. In addition, upon completion of the planned work, the amended letter agreement provides that AirNet will issue MergeGlobal a warrant to acquire 100,000 common shares of AirNet at an exercise price that is currently anticipated to be $.10 per common share. Such warrant would not be exercisable for two years after issuance, subject to earlier exercise upon the occurrence of certain triggering events, including a change of control, a sale of all or substantially all of AirNet's common shares or assets or a special dividend in excess of $1.00 per share.

2007 Incentive Compensation Plan

On March 28, 2007, the Board of Directors of AirNet, upon the recommendation of the Compensation Committee, adopted the 2007 Incentive Compensation Plan (the "2007 Incentive Plan"). The purpose of the 2007 Incentive Plan was to promote the following goals of AirNet for the fiscal year ending December 31, 2007 (the "2007 fiscal year") by providing incentive compensation to certain employees of AirNet:

- attaining designated levels of pre-tax income;
- Achieving designated levels of Express Services revenues and contribution margin;
- reducing AirNet's operating costs;
- establishing AirNet as the express air carrier of choice for highly controlled and time sensitive shipments;
- leveraging AirNet's aviation infrastructure to improve contribution margin;
- operating in all areas of AirNet's business in an absolutely safe, highly professional, dependable, efficient and customer focused manner; and
- developing AirNet's leadership team.

Participants in the 2007 Incentive Plan included AirNet's executive officers – Bruce D. Parker (Chairman of the Board, Chief Executive Officer and President), Larry M. Glasscock, Jr. (Senior Vice President, Express Services), Jeffery B. Harris (Senior Vice President, Bank Services), Ray L. Druseikis (Vice President of Finance and Controller and Interim Chief Financial Officer, Treasurer and Secretary) and Craig A. Leach (Vice President, Information Systems) -- and certain department managers and department directors. There were 37 participants in the 2007 Incentive Plan who received payments under its terms.

The targeted incentive compensation payment a participant could have earned under the 2007 Incentive Plan ranged from 20% to 100% of the participant's base salary, depending upon such participant's level of responsibility for achieving AirNet's goals for the 2007 fiscal year. The targeted percentage of annual base salary that each of AirNet's executive officers could have earned as incentive compensation under the 2007 Incentive Plan was as follows: Bruce D. Parker, 100%; Larry M. Glasscock, Jr. and Jeffery B. Harris, 75%; and Ray L. Druseikis and Craig A. Leach, 50%.

Payments under the 2007 Incentive Plan were based on a combination of AirNet's (i) pre-tax income for the 2007 fiscal year, (ii) Express Services revenues and contribution margins for the 2007 fiscal year, and (iii) the achievement of personal goals assigned to each participant. The Compensation Committee determined the personal goals of the Chief Executive Officer. The Chief Executive Officer determines the personal goals for the other executive officers, which were reviewed and approved by the Compensation Committee. The personal goals of other participants were approved by the Chief Executive Officer and reviewed by the Compensation Committee. The personal goals approved by the Compensation Committee for each of the executive officers related to specific business objectives with respect to general business operations (e.g., regulatory compliance, expense reductions, etc.) and each business segment (e.g., execution of specific contracts with customers and vendors, cost reductions, service improvements, etc.).

With the exception of Bruce D. Parker, no incentive compensation was to be paid under the 2007 Incentive Plan unless AirNet achieved at least 80% of its targeted pre-tax income for the 2007 fiscal year. Mr. Parker was eligible to receive the portion of his incentive compensation potential allocated to his personal goals without regard to AirNet's attainment of its financial objectives. Once the designated threshold level of pre-tax income was achieved, potential incentive compensation payouts were to increase at predetermined levels until the maximum incentive compensation payout of approximately $1.7 million was reached at approximately 140% of AirNet's targeted pre-tax income for the 2007 fiscal year.

Once the aggregate potential incentive compensation payout is determined based upon the level of pre-tax income achieved by AirNet during the 2007 fiscal year, each participant's incentive compensation payment was to be determined based upon the following three components of the 2007 Incentive Compensation Plan (i) pre-tax income for the 2007 fiscal year; (ii) Express Services revenues and contribution margins for the 2007 fiscal year, and (iii) the achievement of personal goals. With the exception of Mr. Parker, 20% of each participant's incentive compensation payout was allocated to the attainment of personal goals. Forty percent of Mr. Parker's incentive compensation payment was allocated to the attainment of personal goals. The portion of each participant's incentive compensation potential that was not allocated to the attainment of personal goals was to be allocated to the attainment of predetermined levels of pre-tax income and Express Services revenues and contribution margin based upon such participant's responsibility for achieving such goals.

No incentive compensation was to be earned with respect to the Express Services component of the 2007 Incentive Plan unless AirNet achieved at least 100% of its targeted Express Services revenues and contribution margin. Once the designated threshold levels of Express Services revenues and contribution margin were achieved, potential incentive compensation payouts under the Express Services component of the 2007 Incentive Plan were to increase at predetermined levels until the maximum Express Services compensation payout level was achieved.

Mr. Parker's incentive compensation payments under the 2007 Incentive Plan was based upon the achievement of certain pre-determined financial objectives and personal goals for the first six months of the 2007 fiscal year and the last six months of the 2007 fiscal year. Mr. Parker was eligible to receive up to 50% of his annual base salary in each six-month period, subject to the attainment of Mr. Parker's predetermined financial objectives and personal goals. In each six-month incentive compensation period, Mr. Parker's incentive compensation potential was allocated among Mr. Parker's financial objectives and personal goals as follows:

- 30% of Mr. Parker's incentive compensation potential was based upon attaining at least 100% of the targeted pre-tax income for the applicable six-month period;

- 30% of Mr. Parker's incentive compensation potential was based upon attaining at least 100% of the targeted Express Services revenues and contribution margin for the applicable six-month period; and

- 40% of Mr. Parker's incentive compensation potential was based upon the attainment of the personal goals established for Mr. Parker by the Board of Directors.

The Board of Directors established the following personal goals for Mr. Parker for the 2007 fiscal year:

- development of an AirNet operating vision, including specific objectives and strategy;

- development of a chief executive officer succession plan; and

- developing AirNet's management into an integrated team working to achieve specific objectives.

The Board of Directors evaluated Mr. Parker's performance at the end of each six month incentive compensation period and determined his incentive compensation payment based upon AirNet's financial performance and achievement of Mr. Parker's personal goals during such period. In the event the Board of Directors approved a strategic alternative that was completed based upon Mr. Parker's efforts, Mr. Parker would have been be deemed to have met all his financial objectives and personal goals for the six month incentive compensation period in which the strategic alternative was completed. In such event, Mr. Parker would have been entitled to receive his maximum incentive compensation for such six month period, prorated from the first day of such six month period to the date the strategic alternative is completed.

Except for payments to Mr. Parker and AirNet's other executive officers, payments under the 2007 Incentive Plan were paid in quarterly payments commencing with the first quarter of the 2007 fiscal year based upon AirNet's year to date financial performance. With the exception of Mr. Parker, payments of incentive compensation to AirNet's executive officers were made in the first quarter of the fiscal year ending December 31, 2008 based upon AirNet's performance and each executive officer's performance for the 2007 fiscal year. Mr. Parker's incentive compensation payments were made in two installments on September 14, 2007 and March 13, 2008. In order to receive a payment, a participant must have been actively employed by AirNet at the time the payment was made. New employees who qualified for the 2007 Incentive Compensation Plan were eligible to participate on the first day of the calendar quarter following their date of hire.

In the event the incentive compensation payments otherwise available for payment under the 2007 Incentive Plan based upon AirNet's level of pre-tax income were not to be paid to certain participants as a result of such participants' failure to attain their personal goals or AirNet's failure to attain the predetermined levels of Express Services revenues or contribution margin, such unpaid amounts could have been awarded at the discretion of the Compensation Committee to participants in the 2007 Incentive Plan or to other employees of AirNet not participating in the 2007 Incentive Plan. In the event such discretionary awards were made to any participant, including AirNet's executive officers, the total incentive compensation payment to any such participant could have exceeded the targeted incentive compensation payment to such participant as described above.

On November 6, 2007, the Board of Directors of AirNet, upon the recommendation of the Compensation Committee, amended the 2007 Incentive Plan so that for purposes of computing the pre-tax income of AirNet for the 2007 fiscal year, the $2.2 million non-cash impairment charge recorded by AirNet in the third quarter of the 2007 fiscal year would be disregarded and AirNet's pre-tax income for the 2007 fiscal year would be computed as if no impairment charge had been incurred.

During the 2007 fiscal year and the fiscal quarter ending March 31, 2008, AirNet made payments under the terms of the 2007 Incentive Plan in the aggregate amount of approximately $1.0 million, which included $71,500 paid to Mr. Parker in 2007 as described above. In March of 2008, the following executive officers of AirNet were paid the following amounts under the 2007 Incentive Plan: Bruce D. Parker - $133,200; Jeffery B. Harris - $125,600; Larry M. Glasscock, Jr. - $94,200; Craig A. Leach - $58,100; and Ray L. Druseikis - $55,000.

Adoption of 2008 Incentive Compensation Plan

On March 29, 2008, the Board of Directors of AirNet, upon the recommendation of the Compensation Committee, adopted the 2008 Incentive Compensation Plan (the "2008 Incentive Plan"). The purpose of the 2008 Incentive Plan is to promote the following goals of AirNet for the fiscal year ending December 31, 2008 (the "2008 fiscal year") by providing incentive compensation to certain employees of AirNet:

- Operate in all areas of AirNet's business in an absolutely safe, highly professional, dependable, efficient and customer-focused manner
- Operate as one team and one company focused on results
- Meet company financial objectives, as measured by budgeted pre-tax income
- Grow Express Services (as measured by Express Services contribution margins) and Express Services markets in dedicated retail charter cargo and wholesale / ACMI dedicated charters
- Modify AirNet's air transportation network flying relative to customer demand efficiently
- Improve AirNet's overall contribution margins and establish AirNet as the express air carrier of choice for highly controlled and time sensitive shipments
- Reduce selling, general and administrative costs

Participants in the 2008 Incentive Plan include AirNet's executive officers – Bruce D. Parker (Chairman of the Board, Chief Executive Officer and President), Larry M. Glasscock, Jr. (Senior Vice President, Express Services), Jeffery B. Harris (Senior Vice President, Bank Services), Ray L. Druseikis (Vice President of Finance and Controller and Principal Accounting Officer; Interim Chief Financial Officer, Treasurer and Secretary) and Craig A. Leach (Vice President, Information Systems) -- and certain department managers and department directors. As of the date of this Annual Report on Form 10-K, there were 37 participants in the 2008 Incentive Plan.

The targeted incentive compensation payment a participant may earn under the 2008 Incentive Plan ranges from 20% to 100% of the participant's base salary, depending upon such participant's level of responsibility for achieving AirNet's goals for the 2008 fiscal year. The targeted percentage of annual base salary that each of AirNet's executive officers may earn as incentive compensation under the 2008 Incentive Plan is as follows: Bruce D. Parker, 100%; Larry M. Glasscock, Jr., Jeffery B. Harris, 75%; Ray L. Druseikis and Craig A. Leach, 50%.

Payments under the 2008 Incentive Plan will be based on a combination of AirNet's (i) pre-tax income for the 2008 fiscal year, (ii) Express Services contribution margins for the 2008 fiscal year, and (iii) the achievement of personal goals assigned to each participant. The Compensation Committee determines the personal goals of the Chief Executive Officer. The Chief Executive Officer determines the personal goals for the other executive officers, which are reviewed and approved by the Compensation Committee. The personal goals of other participants are approved by the Chief Executive Officer and are reviewed by the Compensation Committee. The personal goals approved by the Compensation Committee for each of the executive officers relate to specific business objectives with respect to general business operations (e.g., regulatory compliance, expense reductions, etc.) and each business segment (e.g., execution of specific contracts with customers and vendors, cost reductions, service improvements, etc.).

With the exception of Mr. Parker, no incentive compensation will be paid under the 2008 Incentive Plan unless AirNet achieves at least 80% of its targeted pre-tax income for the 2008 fiscal year. Once this designated threshold level of pre-tax income is achieved, potential incentive compensation payouts will increase at predetermined levels until the maximum incentive compensation payout is reached at approximately 143% of AirNet's targeted pre-tax income for the 2008 fiscal year.

Once the aggregate potential incentive compensation payout is determined based upon the level of pre-tax income achieved by AirNet during the 2008 fiscal year, each participant's incentive compensation payment will be determined based upon the following three components of the 2008 Incentive Compensation Plan (i) pre-tax income for the 2008 fiscal year; (ii) Express Services contribution margins for the 2008 fiscal year, and (iii) the achievement of personal goals. Twenty percent of each participant's incentive compensation payout is allocated to the attainment of personal goals. The portion of each participant's incentive compensation potential that is not allocated to the attainment of personal goals will be allocated to the attainment of predetermined levels of pre-tax income and Express Services contribution margin based upon such participant's responsibility for achieving such goals.

No incentive compensation will be earned with respect to the Express Services component of the 2008 Incentive Plan unless AirNet achieves at least 100% of its targeted Express Services contribution margin. Once the designated threshold level of Express Services contribution margin is achieved, potential incentive compensation payouts under the Express Services component of the 2008 Incentive Plan will increase at predetermined levels until the maximum Express Services compensation payout level is achieved.

Mr. Parker's incentive compensation payments under the 2008 Incentive Plan will be based upon the achievement of certain pre-determined financial objectives and personal goals for the first six months of the 2008 fiscal year and the last six months of the 2008 fiscal year. Mr. Parker will be eligible to receive up to 50% of his annual base salary in each six-month period, subject to the attainment of Mr. Parker's predetermined financial objectives and personal goals. In each six-month incentive compensation period, Mr. Parker's incentive compensation potential will be allocated among Mr. Parker's financial objectives and personal goals as follows:

- 30% of Mr. Parker's incentive compensation potential will be based upon attaining at least 90% of the targeted pre-tax income for the applicable six-month period;
- 30% of Mr. Parker's incentive compensation potential will be based upon attaining at least 80% of the targeted Express Services contribution margin for the applicable six-month period; and
- 40% of Mr. Parker's incentive compensation potential will be based upon the attainment of the personal goals established for Mr. Parker by the Board of Directors.

The Board of Directors established the following personal goals for Mr. Parker for the 2008 fiscal year:

- refine AirNet's operating strategy;
- developing AirNet's management into an integrated team working to achieve specific objectives; and
- development of a chief executive officer succession plan

The Board of Directors will evaluate Mr. Parker's performance at the end of each six month incentive compensation period and determine his incentive compensation payment based upon AirNet's financial performance and achievement of Mr. Parker's personal goals during such period. In the event the Board of Directors approves a strategic alternative that is completed based upon Mr. Parker's efforts, Mr. Parker will be deemed to have met all his financial objectives and personal goals for the six month incentive compensation period in which the strategic alternative is completed. In such event, Mr. Parker will be entitled to receive his maximum incentive compensation for such six month period, prorated from the first day of such six month period to the date the strategic alternative is completed.

Payments under the 2008 Incentive Plan will be made in semi-annual payments commencing with the first six months of the 2008 fiscal year based upon AirNet's year to date financial performance. In order to receive a payment, a participant must be actively employed by AirNet at the time the payment is made. New employees who qualify for the 2008 Incentive Plan will be eligible to participate on the first day of the calendar quarter following their date of hire.

In the event the incentive compensation payments otherwise available for payment under the 2008 Incentive Plan based upon AirNet's level of pre-tax income are not to be paid to certain participants as a result of such participants' failure to attain their personal goals or AirNet's failure to attain the predetermined levels of Express Services contribution margin, such unpaid amounts may be awarded at the discretion of the Compensation Committee to participants in the 2008 Incentive Plan or to other employees of AirNet not participating in the 2008 Incentive Plan. In the event such discretionary awards are made to any participant, including AirNet's executive officers, the total incentive compensation payment to any such participant may exceed the targeted incentive compensation payment to such participant as described above.

The Compensation Committee may amend, modify or terminate the 2008 Incentive Plan at any time.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10, other than the information set forth below, is incorporated herein by reference from the definitive Proxy Statement of AirNet Systems, Inc. for the 2008 Annual Meeting of Shareholders, which definitive Proxy Statement will be filed subsequent to the filing of this Annual Report on Form 10-K and not later than 120 days after December 31, 2007.

Corporate Governance Documents

AirNet's Board of Directors has adopted charters for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as well as Corporate Governance Guidelines.

In addition, the AirNet Board of Directors has adopted a Code of Business Conduct and Ethics covering the directors, officers and employees (team members) of AirNet and its subsidiaries, including AirNet's Chairman of the Board, Chief Executive Officer and President (the principal executive officer), AirNet's Vice President of Finance and Controller; Interim Chief Financial Officer, Treasurer and Secretary (the principal financial officer and principal accounting officer). AirNet intends to disclose the following events, if they occur, in a current report on Form 8-K within the required four business days following their occurrence: (A) the date and nature of any amendment to a provision of AirNet's Code of Business Conduct and Ethics that (i) applies to AirNet's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, (ii) relates to any element of the code of ethics definition enumerated in Item 406(b) of SEC Regulation S-K, and (iii) is not a technical, administrative or other non-substantive amendment; and (B) a description of any waiver (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver), including an implicit waiver, from a provision of the Code of Business Conduct and Ethics granted to AirNet's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions that relates to one or more of the elements of the code of ethics definition set forth in Item 406(b) of SEC Regulation S-K. In addition, AirNet will disclose any waivers from the provisions of the Code of Business Conduct and Ethics granted to a director or executive officer of AirNet in a current report on Form 8-K within four business days following their occurrence.

The text of each of the Audit Committee Charter, the Compensation Committee Charter, the Nominating and Corporate Governance Committee Charter, the Corporate Governance Guidelines and the Code of Business Conduct and Ethics is posted under the "Corporate Governance" link on the "Investor Relations" page of AirNet's Internet website located at www.AirNet.com. Interested persons may also obtain copies of the Audit Committee Charter, the Compensation Committee Charter, the Nominating and Corporate Governance Committee Charter, the Corporate Governance Guidelines and the Code of Business Conduct and Ethics, without charge, by writing to the Vice President of Finance; Interim Chief Financial Officer, Treasurer and Secretary of AirNet at AirNet Systems, Inc., 7250 Star Check Drive, Columbus, Ohio 43217, Attention: Ray L. Druseikis. In addition, AirNet's Code of Business Conduct and Ethics, as revised on August 2, 2006, is incorporated by reference in Exhibit 14 to this Annual Report on Form 10-K from Exhibit 14 to AirNet's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006.

ITEM 11 – EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference from the definitive Proxy Statement of AirNet Systems, Inc. for the 2008 Annual Meeting of Shareholders, which definitive Proxy Statement will be filed subsequent to the filing of this Annual Report on Form 10-K and not later than 120 days after December 31, 2007.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item 12 is incorporated herein by reference from the definitive Proxy Statement of AirNet Systems, Inc. for the 2008 Annual Meeting of Shareholders, which definitive Proxy Statement will be filed subsequent to the filing of this Annual Report on Form 10-K and not later than 120 days after December 31, 2007.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference from the definitive Proxy Statement of AirNet Systems, Inc. for the 2008 Annual Meeting of Shareholders, which definitive Proxy Statement will be filed subsequent to the filing of this Annual Report on Form 10-K and not later than 120 days after December 31, 2007.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference from the definitive Proxy Statement of AirNet Systems, Inc. for the 2008 Annual Meeting of Shareholders, which definitive Proxy Statement will be filed subsequent to the filing of this Annual Report on Form 10-K and not later than 120 days after December 31, 2007.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this Annual Report on Form 10-K:

1. The following consolidated financial statements (and report thereon) are included in "ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report on Form 10-K:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2007 and 2006

   Consolidated Statements of Operations for the years ended December 31, 2007 and 2006

   Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006

   Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007 and 2006

   Notes to Consolidated Financial Statements

2. Schedule II - Valuation and Qualifying Accounts is included below:

COL A	COL B	COL C		COL D	COL E
		Additions			
Description	Balance at Start of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Period
Year ended December 31, 2007: Deducted from asset accounts; Allowance for doubtful accounts	$900,000	$ 94,705	$ -	$569,705	$425,000
Year ended December 31, 2006: Deducted from asset accounts; Allowance for doubtful accounts	$724,729	$347,529	$227,716	$399,974	$900,000

(1) Uncollectible accounts written off, net of recoveries

Schedules not included above have been omitted because they are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. Exhibits

The documents listed below are filed with this Annual Report on Form 10-K as exhibits or incorporated into this Annual Report on Form 10-K by reference as noted:

Exhibit No.	Description	Location
2.1	Purchase Agreement, dated as of July 26, 2006, among Jetride, Inc., an Ohio corporation; Pinnacle Air, LLC, a Delaware limited liability company; and AirNet Systems, Inc., an Ohio corporation (the exhibits and schedules referenced in the Purchase Agreement have been omitted pursuant to Item 601(b)(2) of SEC Regulation S-K. AirNet Systems, Inc. hereby agrees to furnish supplementally a copy of any such omitted exhibit or schedule to the SEC upon request.)	Incorporated herein by reference from Exhibit 2.1 to AirNet Systems, Inc.'s Current Report on Form 8-K, dated and filed on July 28, 2006 (File No. 001-13025)
3.1	Amended Articles of AirNet Systems, Inc. as filed with the Ohio Secretary of State on April 29, 1996	Incorporated herein by reference from Exhibit 2.1 to AirNet Systems, Inc.'s Registration Statement on Form 8-A (File No. 0-28428) filed on May 3, 1996 (the "1996 Form 8-A")
3.2	Certificate of Amendment to the Amended Articles of AirNet Systems, Inc. as filed with the Ohio Secretary of State on May 28, 1996	Incorporated herein by reference from Exhibit 4(b) to AirNet Systems, Inc.'s Registration Statement on Form S-8 (Registration No. 333-08189) filed on July 16, 1996 (the "1996 Form S-8")
3.3	Amended Articles of AirNet Systems, Inc. (reflecting all amendments) [for SEC reporting compliance purposes only - not filed with the Ohio Secretary of State]	Incorporated herein by reference from Exhibit 4(c) to AirNet Systems, Inc.'s 1996 Form S-8
3.4	Code of Regulations of AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 2.2 to AirNet Systems, Inc.'s 1996 Form 8-A
3.5	Certificate regarding adoption of amendment to Section 1.10 of the Code of Regulations of AirNet Systems, Inc. by the shareholders on May 12, 2000	Incorporated herein by reference from Exhibit 3.1 to AirNet Systems, Inc.'s Form 10-Q for the quarterly period ended June 30, 2000 (File No. 001-13025) (the "June 30, 2000 Form 10-Q")
3.6	Certificate Regarding Adoption of Amendments to Sections 1.04(A) and 1.04(B) of AirNet Systems, Inc.'s Code of Regulations by the Shareholders on June 6, 2007	Incorporated herein by reference from Exhibit 3.1 to AirNet Systems, Inc.'s Current Report on Form 8-K dated and filed on June 11, 2007 (File No. 001-13025)
3.7	Code of Regulations of AirNet Systems, Inc. (reflecting all amendments through June 6, 2007) [for SEC reporting compliance purposes only]	Incorporated herein by reference from Exhibit 3.2 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (File No. 001-13025)

Exhibit No.	Description	Location
4.1	Amended and Restated Credit Agreement, dated as of May 28, 2004, among AirNet Systems, Inc., the lenders from time to time party thereto and The Huntington National Bank, as LC Issuer, as Swingline Lender and as Administrative Agent [NOTE: Has been amended and restated]	Incorporated herein by reference from Exhibit 4.1 to AirNet Systems, Inc.'s Current Report on Form 8-K dated June 21, 2004 and filed on June 22, 2004 (File No. 001-13025) (the "June 2004 Form 8-K")
4.2	Continuing Security Agreement, entered into as of May 28, 2004, by and between AirNet Systems, Inc. and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.2 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.3	Continuing Security Agreement, entered into as of May 28, 2004, by and between Float Control, Inc. and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.3 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.4	Continuing Security Agreement, entered into as of May 28, 2004, by and between AirNet Management, Inc. and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.4 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.5	Continuing Security Agreement, entered into as of May 28, 2004, by and between Jetride, Inc. and The Huntington National Bank, as lender and as agent [NOTE: Jetride, Inc. is now known as 7250 STARCHECK, INC.]	Incorporated herein by reference from Exhibit 4.5 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.6	Continuing Security Agreement, entered into as of May 28, 2004, by and between timexpress.com, inc. and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.6 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.7	Continuing Security Agreement, entered into as of May 28, 2004, by and between Fast Forward Solutions, LLC and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.7 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.8	Stock Pledge Agreement, made as of May 28, 2004, by AirNet Systems, Inc. in favor of The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.8 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.9	Security Agreement Pledge and Assignment of Membership Interest, made and entered into as of May 28, 2004, by and between AirNet Systems, Inc. and The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.9 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.10	Mortgage, Security Agreement and Assignment, dated as of May 28, 2004, between AirNet Systems, Inc. and The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.10 to AirNet Systems, Inc.'s June 2004 Form 8-K

Exhibit No.	Description	Location
4.11	Replacement Subsidiary Guaranty, made as of May 28, 2004, by AirNet Management, Inc., Float Control, Inc. and Jetride, Inc. in favor of The Huntington National Bank, as agent [NOTE: Jetride, Inc. is now known as 7250 STARCHECK, INC.]	Incorporated herein by reference from Exhibit 4.11 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.12	Subsidiary Guaranty, made as of May 28, 2004, by timexpress.com, inc. in favor of The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.12 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.13	Subsidiary Guaranty, made as of May 28, 2004, by Fast Forward Solutions, LLC in favor of The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.13 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.14	Waiver Letter, dated November 12, 2004, executed by The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004; acknowledged and agreed to by AirNet Systems, Inc., Jetride, Inc. (now known as 7250 STARCHECK, INC.), Float Control, Inc., AirNet Management, Inc., Fast Forward Solutions, LLC and timexpress, inc.; and consented to by Bank One, N.A. and The Huntington National Bank	Incorporated herein by reference from Exhibit 4.24 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (File No. 001-13025) (the "September 30, 2004 Form 10-Q")
4.15	Change in Terms Agreement, made and entered into effective as of November 12, 2004, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the Lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004	Incorporated herein by reference from Exhibit 4.25 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.16	Second Change in Terms Agreement, made and entered into effective as of March 24, 2005, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004 as amended	Incorporated herein by reference from Exhibit 4.39 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 001-13025) (the "2004 Form 10-K")
4.17	Assignment Agreement, dated effective as of March 24, 2005, between Fifth Third Bank, as Assignor, and The Huntington National Bank, as Assignee, in respect of rights and obligations under the Amended and Restated Credit Agreement dated May 28, 2004, as amended	Incorporated herein by reference from Exhibit 4.40 to AirNet Systems, Inc.'s 2004 Form 10-K

Exhibit No.	Description	Location
4.18	Assignment Agreement, dated effective as of March 24, 2005, between Fifth Third Bank, as Assignor, and JPMorgan Chase Bank, N.A., as Assignee, successor by merger to Bank One, N.A., in respect of rights and obligations under the Amended and Restated Credit Agreement dated May 28, 2004, as amended	Incorporated herein by reference from Exhibit 4.41 to AirNet Systems, Inc.'s 2004 Form 10-K
4.19	Replacement Revolving Loan Note, issued on March 24, 2005, by AirNet Systems, Inc. in favor of The Huntington National Bank in the amount of $18,750,000	Incorporated herein by reference from Exhibit 4.42 to AirNet Systems, Inc.'s 2004 Form 10-K
4.20	Replacement Revolving Loan Note, issued on March 24, 2005, by AirNet Systems, Inc. in favor of Bank One, N.A. in the amount of $11,250,000	Incorporated herein by reference from Exhibit 4.43 to AirNet Systems, Inc.'s 2004 Form 10-K
4.21	Third Change in Terms Agreement, made and entered into effective as of November 21, 2005, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004 as amended	Incorporated herein by reference from Exhibit 4.21 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-13025) (the "2005 Form 10-K")
4.22	Fourth Change in Terms Agreement, made and entered into effective as of March 28, 2006, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004, as amended	Incorporated herein by reference from Exhibit 4.22 to AirNet Systems, Inc.'s 2005 Form 10-K
4.23	Fifth Change in Terms Agreement, made and entered into effective as of November 10, 2006, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004, as amended	Incorporated herein by reference from Exhibit 4.1 to AirNet Systems, Inc.'s Current Report on Form 8-K dated and filed on November 17, 2006 (File No. 001-13025) (the "November 17, 2006 Form 8-K")

Exhibit No.	Description	Location
4.24	Waiver Letter, dated November 10, 2006, executed by The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004, as amended; acknowledged and agreed to by AirNet Systems, Inc., 7250 STARCHECK, INC. (formerly known as Jetride, Inc.), Float Control, Inc., AirNet Management, Inc., Fast Forward Solutions, LLC and timexpress, inc.; and consented to by JPMorgan Chase Bank, N.A. (successor by merger to Bank One, N.A.) and The Huntington National Bank	Incorporated herein by reference from Exhibit 4.2 to AirNet Systems, Inc.'s November 17, 2006 Form 8-K
4.25	Loan and Security Agreement (aircraft) [Loan Number: 1000119495], dated as of June 15, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.1 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.26	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119495], issued on June 15, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $7,500,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.2 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.27	Corporate Guaranty [Loan Number: 1000119495], dated as of June 15, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.3 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.28	Loan and Security Agreement (aircraft) [Loan Number: 1000119641], dated as of June 30, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.4 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.29	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119641], issued on June 30, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.5 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.30	Corporate Guaranty [Loan Number: 1000119641], dated as of June 30, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.6 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q

Exhibit No.	Description	Location
4.31	Acknowledgment of Borrower [Loan Number: 1000119641], dated as of June 30, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to First Union Commercial Corporation of "Loan Documents"	Incorporated herein by reference from Exhibit 4.7 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.32	Loan and Security Agreement (aircraft) [Loan Number: 1000119649], dated as of June 29, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.8 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.33	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119649], issued on June 29, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.9 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.34	Corporate Guaranty [Loan Number: 1000119649], dated as of June 29, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.10 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.35	Acknowledgment of Borrower [Loan Number: 1000119649], dated as of June 29, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to PNC Leasing, LLC of "Loan Documents"	Incorporated herein by reference from Exhibit 4.11 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.36	Loan and Security Agreement (aircraft) [Loan Number: 1000119650], dated as of June 30, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.12 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.37	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119650], issued on June 30, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.13 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.38	Corporate Guaranty [Loan Number: 1000119650], dated as of June 30, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.14 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q

Exhibit No.	Description	Location
4.39	Acknowledgment of Borrower [Loan Number: 1000119650], dated as of June 30, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to First Union Commercial Corporation of "Loan Documents"	Incorporated herein by reference from Exhibit 4.15 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.40	Loan and Security Agreement (aircraft) [Loan Number: 1000119771], dated as of July 12, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.16 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.41	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119771], issued on July 12, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.17 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.42	Corporate Guaranty [Loan Number: 1000119771], dated as of July 12, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.18 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.43	Acknowledgment of Borrower [Loan Number: 1000119771], dated as of July 12, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to First Union Commercial Corporation of "Loan Documents"	Incorporated herein by reference from Exhibit 4.19 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.44	Loan and Security Agreement (aircraft) [Loan Number: 1000119774], dated as of July 12, 2004, between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.20 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.45	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119774], issued on July 12, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.21 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.46	Corporate Guaranty [Loan Number: 1000119774], dated as of July 12, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.22 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q

Exhibit No.	Description	Location
4.47	Acknowledgment of Borrower [Loan Number: 1000119774], dated as of July 12, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to PNC Leasing, LLC of "Loan Documents"	Incorporated herein by reference from Exhibit 4.23 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.48	Loan and Security Agreement (aircraft) [Loan Number: 1000122039], dated as of March 24, 2005, by and between Chase Equipment Leasing Inc. and AirNet Systems, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.44 to AirNet Systems, Inc.'s 2004 Form 10-K
4.49	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000122039], issued on March 24, 2005, by AirNet Systems, Inc. in favor of Chase Equipment Leasing Inc. in the amount of $11,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.45 to AirNet Systems, Inc.'s 2004 Form 10-K
4.50	Second Amended and Restated Credit Agreement, dated as of March 29, 2007, among AirNet Systems, Inc. and The Huntington National Bank as Lender and as Administrative Agent; and related Consent and Agreement of Guarantors executed by 7250 STARCHECK, INC. (formerly known as Jetride, Inc.); Float Control, Inc.; AirNet Management, Inc.; Fast Forward Solutions, LLC; and timexpress.com, inc., as Guarantors	Incorporated herein by reference from Exhibit 4.50 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 001-13025) (the "2006 Form 10-K")
4.51	Amended and Restated Note, issued on March 29, 2007, by AirNet Systems, Inc. in favor of The Huntington National Bank in the amount of $15,000,000	Incorporated herein by reference from Exhibit 4.51 to AirNet Systems, Inc.'s 2006 Form 10-K
4.52	Agreement to furnish instruments defining rights of holders of long-term debt	Filed herewith
10.1*	AirNet Systems, Inc. Amended and Restated 1996 Incentive Stock Plan (reflects all amendments)	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 001-13025) (the "2003 Form 10-K")
10.2	Indemnification Agreement, dated as of May 15, 1996, by and among AirNet Systems, Inc. and Eric P. Roy, Glenn M. Miller, Charles A. Renusch, Guy S. King, Lincoln L. Rutter, Kendall W. Wright and William R. Sumser	Incorporated herein by reference from Exhibit 10.11 to Amendment No. 2 to AirNet Systems Inc.'s Form S-1 Registration Statement (Registration No. 333-03092) filed on May 24, 1996 ("Amendment No. 2 to Form S-1")
10.3	Indemnification Agreement, dated as of May 15, 1996, between Gerald G. Mercer and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.12 to AirNet Systems, Inc.'s Amendment No. 2 to Form S-1

Exhibit No.	Description	Location
10.4*	Employment Agreement, made as of January 1, 2001, between AirNet Systems, Inc. and Joel E. Biggerstaff [NOTE: Terminated on December 28, 2006]	Incorporated herein by reference from Exhibit 10.4 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 001-13025) (the "2000 Form 10-K")
10.5*	Separation Agreement and General Release, entered into as of December 28, 2006, between AirNet Systems, Inc. and Joel E. Biggerstaff	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Current Report on Form 8-K, dated and filed on January 4, 2007 (File No. 001-13025) (the "January 4, 2007 Form 8-K")
10.6*	Employment Agreement, made as of January 1, 2001, between AirNet Systems, Inc. and Jeffrey B. Harris	Incorporated herein by reference from Exhibit 10.6 to AirNet Systems, Inc.'s 2000 Form 10-K
10.7*	AirNet Systems, Inc. Director Deferred Compensation Plan (reflects all amendments)	Incorporated herein by reference from Exhibit 10.7 to AirNet Systems, Inc.'s 2003 Form 10-K
10.8*	AirNet Systems, Inc. Salary for Options Conversion Plan, effective February 6, 2000	Incorporated herein by reference from Exhibit 10.8 to AirNet Systems, Inc.'s 2000 Form 10-K
10.9	Land Lease at Rickenbacker International Airport, executed and entered into as of January 20, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Current Report on Form 8-K, dated February 20, 2004 and filed on February 24, 2004 (File No. 001-13025) (the "February 2004 8-K")
10.10	Rickenbacker International Airport Operating Agreement, made and entered into January 20, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.3 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.11	Non-Exclusive License Agreement to Conduct an Aeronautical Business at Rickenbacker International Airport, entered into as of January 20, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.4 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.12	Rickenbacker International Airport Non-Public Self-Fueling Permit for AirNet Systems, Inc., executed by Columbus Regional Airport Authority on January 20, 2004 and by AirNet Systems, Inc. on January 15, 2004	Incorporated herein by reference from Exhibit 10.5 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.13	Rickenbacker International Airport Commingling Fuel Agreement, made and entered into January 20, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.6 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.14	Non-Exclusive Access Easement granted by Columbus Regional Airport Authority in favor of AirNet Systems, Inc., executed on January 20, 2004	Incorporated herein by reference from Exhibit 10.7 to AirNet Systems, Inc.'s February 2004 Form 8-K

Exhibit No.	Description	Location
10.15	No-Build Easement granted by Columbus Regional Airport Authority in favor of AirNet Systems, Inc., executed on January 20, 2004	Incorporated herein by reference from Exhibit 10.8 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.16	Amendment No.1 to Land Lease, made and entered into to be effective as of April 5, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.3 to AirNet Systems, Inc.'s Current Report on Form 8-K dated and filed on December 21, 2004 (File No. 001-13025)
10.17	Amendment No. 2 to Land Lease, made and entered into to be effective as of October 29, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.21 to AirNet Systems, Inc.'s 2005 Form 10-K
10.18*	AirNet Systems, Inc. 2004 Stock Incentive Plan (reflects all amendments)	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 (File No. 001-13025)
10.19*	Form of Stock Option Agreement, made to be effective as of July 20, 2005 used in connection with grant of nonstatutory stock options to newly-appointed non-employee directors ("Eligible Directors") of AirNet Systems, Inc. under the AirNet Systems, Inc. 2004 Stock Incentive Plan	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (File No. 001-13025)
10.20*	Form of Stock Option Agreement used and to be used in connection with the automatic annual grant of nonstatutory stock options to non-employee directors ("Eligible Directors") of AirNet Systems, Inc. on and after January 2, 2007 under the AirNet Systems, Inc. 2004 Stock Incentive Plan	Incorporated herein by reference from Exhibit 10.25 to AirNet Systems, Inc.'s 2006 Form 10-K
10.21*	Summary of Compensation for Directors of AirNet Systems, Inc.	Filed herewith
10.22*	Employment Agreement, made as of May 3, 2005, between AirNet Systems, Inc. and Gary W. Qualmann [NOTE: Terminated on October 3, 2007]	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Current Report on Form 8-K dated and filed on May 6, 2005 (File No. 001-13025) (the "May 6, 2005 Form 8-K")
10.23*	Employment Agreement, made as of May 3, 2005, between AirNet Systems, Inc. and Larry M. Glasscock, Jr.	Incorporated herein by reference from Exhibit 10.2 to AirNet Systems, Inc.'s May 6, 2005 Form 8-K
10.24*	Employment Agreement for Bruce D. Parker, entered into December 28, 2006, by and between AirNet Systems, Inc. and Bruce D. Parker	Incorporated herein by reference from Exhibit 10.2 to AirNet Systems, Inc.'s January 4, 2007 Form 8-K

Exhibit No.	Description	Location
10.25*	Stock Option Agreement, made to be effective as of December 28, 2006, by and between AirNet Systems, Inc. and Bruce D. Parker evidencing nonstatutory stock options granted under the AirNet Systems, Inc. 2004 Stock Incentive Plan	Incorporated herein by reference from Exhibit 10.31 to AirNet Systems, Inc.'s 2006 Form 10-K
10.26*	Separation Agreement and General Release, entered into as of October 3, 2007, between AirNet Systems, Inc. and Gary W. Qualmann	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Current Report on Form 8-K, dated and filed on October 9, 2007 (File No. 001-13025) (the "October 9, 2007 Form 8-K")
10.27*	Letter Agreement, dated as of October 8, 2007, between AirNet Systems, Inc. and Ray L. Druseikis	Incorporated herein by reference from Exhibit 10.2 to AirNet Systems, Inc.'s October 9, 2007 Form 8-K
10.28*	Summary of 2007 Incentive Compensation Plan	Filed herewith
10.29*	Summary of 2008 Incentive Compensation Plan	Filed herewith
14	Code of Business Conduct and Ethics, as revised on August 2, 2006	Incorporated herein by reference from Exhibit 14 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 (File No. 001-13025)
21	Subsidiaries of AirNet Systems, Inc.	Filed herewith
23	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP	Filed herewith
24	Powers of Attorney	Filed herewith
31.1	Rule 13a-14(a) / 15d-14(a) Certification (Principal Executive Officer)	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification (Principal Financial Officer)	Filed herewith
32	Section 1350 Certification (Principal Executive Officer and Principal Financial Officer)	Filed herewith

* Denotes a management contract or compensatory plan or arrangement required to be filed pursuant to Item 15(b) of Form 10-K.

(b) Exhibits

The documents listed in Item 15(a)(3) are filed with this Annual Report on Form 10-K as exhibits or incorporated into this Annual Report on Form 10-K by reference.

(c) Financial Statement Schedules

The financial statement schedule included in Item 15(a)(2) is filed with this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET SYSTEMS, INC.

Dated: March 31, 2008

By: /s/ Bruce D. Parker
Bruce D. Parker, Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bruce D. Parker Bruce D. Parker	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)	March 31, 2008
/s/ Ray L. Druseikis Ray L. Druseikis	Vice President of Finance and Controller; Interim Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 31, 2008
*/s/ James M. Chadwick James M. Chadwick	Director	March 31, 2008
*/s/ Gerald Hellerman Gerald Hellerman	Director	March 31, 2008
*/s/ Thomas J. Kiernan Thomas J. Kiernan	Director	March 31, 2008
*/s/ Robert H. Milbourne Robert H. Milbourne	Director	March 31, 2008
*/s/ James E. Riddle James E. Riddle	Director	March 31, 2008

The above-named directors of the Registrant sign this Annual Report on Form 10-K by Bruce D. Parker, their attorney-in-fact, pursuant to Powers of Attorney signed by the above-named directors, which Powers of Attorney are filed with this Annual Report on Form 10-K as exhibits, in the capacities indicated and on the 31st day of March, 2008.

*By /s/ Bruce D. Parker
Bruce D. Parker, Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description	Location
2.1	Purchase Agreement, dated as of July 26, 2006, among Jetride, Inc., an Ohio corporation; Pinnacle Air, LLC, a Delaware limited liability company; and AirNet Systems, Inc., an Ohio corporation (the exhibits and schedules referenced in the Purchase Agreement have been omitted pursuant to Item 601(b)(2) of SEC Regulation S-K. AirNet Systems, Inc. hereby agrees to furnish supplementally a copy of any such omitted exhibit or schedule to the SEC upon request.)	Incorporated herein by reference from Exhibit 2.1 to AirNet Systems, Inc.'s Current Report on Form 8-K, dated and filed on July 28, 2006 (File No. 001-13025)
3.1	Amended Articles of AirNet Systems, Inc. as filed with the Ohio Secretary of State on April 29, 1996	Incorporated herein by reference from Exhibit 2.1 to AirNet Systems, Inc.'s Registration Statement on Form 8-A (File No. 0-28428) filed on May 3, 1996 (the "1996 Form 8-A")
3.2	Certificate of Amendment to the Amended Articles of AirNet Systems, Inc. as filed with the Ohio Secretary of State on May 28, 1996	Incorporated herein by reference from Exhibit 4(b) to AirNet Systems, Inc.'s Registration Statement on Form S-8 (Registration No. 333-08189) filed on July 16, 1996 (the "1996 Form S-8")
3.3	Amended Articles of AirNet Systems, Inc. (reflecting all amendments) [for SEC reporting compliance purposes only - not filed with the Ohio Secretary of State]	Incorporated herein by reference from Exhibit 4(c) to AirNet Systems, Inc.'s 1996 Form S-8
3.4	Code of Regulations of AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 2.2 to AirNet Systems, Inc.'s 1996 Form 8-A
3.5	Certificate regarding adoption of amendment to Section 1.10 of the Code of Regulations of AirNet Systems, Inc. by the shareholders on May 12, 2000	Incorporated herein by reference from Exhibit 3.1 to AirNet Systems, Inc.'s Form 10-Q for the quarterly period ended June 30, 2000 (File No. 001-13025) (the "June 30, 2000 Form 10-Q")
3.6	Certificate Regarding Adoption of Amendments to Sections 1.04(A) and 1.04(B) of AirNet Systems, Inc.'s Code of Regulations by the Shareholders on June 6, 2007	Incorporated herein by reference from Exhibit 3.1 to AirNet Systems, Inc.'s Current Report on Form 8-K dated and filed on June 11, 2007 (File No. 001-13025)
3.7	Code of Regulations of AirNet Systems, Inc. (reflecting all amendments through June 6, 2007) [for SEC reporting compliance purposes only]	Incorporated herein by reference from Exhibit 3.2 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (File No. 001-13025)
4.1	Amended and Restated Credit Agreement, dated as of May 28, 2004, among AirNet Systems, Inc., the lenders from time to time party thereto and The Huntington National Bank, as LC Issuer, as Swingline Lender and as Administrative Agent [NOTE: Has been amended and restated]	Incorporated herein by reference from Exhibit 4.1 to AirNet Systems, Inc.'s Current Report on Form 8-K dated June 21, 2004 and filed on June 22, 2004 (File No. 001-13025) (the "June 2004 Form 8-K")

Exhibit No.	Description	Location
4.2	Continuing Security Agreement, entered into as of May 28, 2004, by and between AirNet Systems, Inc. and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.2 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.3	Continuing Security Agreement, entered into as of May 28, 2004, by and between Float Control, Inc. and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.3 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.4	Continuing Security Agreement, entered into as of May 28, 2004, by and between AirNet Management, Inc. and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.4 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.5	Continuing Security Agreement, entered into as of May 28, 2004, by and between Jetride, Inc. and The Huntington National Bank, as lender and as agent [NOTE: Jetride, Inc. is now known as 7250 STARCHECK, INC.]	Incorporated herein by reference from Exhibit 4.5 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.6	Continuing Security Agreement, entered into as of May 28, 2004, by and between timexpress.com, inc. and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.6 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.7	Continuing Security Agreement, entered into as of May 28, 2004, by and between Fast Forward Solutions, LLC and The Huntington National Bank, as lender and as agent	Incorporated herein by reference from Exhibit 4.7 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.8	Stock Pledge Agreement, made as of May 28, 2004, by AirNet Systems, Inc. in favor of The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.8 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.9	Security Agreement Pledge and Assignment of Membership Interest, made and entered into as of May 28, 2004, by and between AirNet Systems, Inc. and The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.9 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.10	Mortgage, Security Agreement and Assignment, dated as of May 28, 2004, between AirNet Systems, Inc. and The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.10 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.11	Replacement Subsidiary Guaranty, made as of May 28, 2004, by AirNet Management, Inc., Float Control, Inc. and Jetride, Inc. in favor of The Huntington National Bank, as agent [NOTE: Jetride, Inc. is now known as 7250 STARCHECK, INC.]	Incorporated herein by reference from Exhibit 4.11 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.12	Subsidiary Guaranty, made as of May 28, 2004, by timexpress.com, inc. in favor of The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.12 to AirNet Systems, Inc.'s June 2004 Form 8-K

Exhibit No.	Description	Location
4.13	Subsidiary Guaranty, made as of May 28, 2004, by Fast Forward Solutions, LLC in favor of The Huntington National Bank, as agent	Incorporated herein by reference from Exhibit 4.13 to AirNet Systems, Inc.'s June 2004 Form 8-K
4.14	Waiver Letter, dated November 12, 2004, executed by The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004; acknowledged and agreed to by AirNet Systems, Inc., Jetride, Inc. (now known as 7250 STARCHECK, INC.), Float Control, Inc., AirNet Management, Inc., Fast Forward Solutions, LLC and timexpress, inc.; and consented to by Bank One, N.A. and The Huntington National Bank	Incorporated herein by reference from Exhibit 4.24 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (File No. 001-13025) (the "September 30, 2004 Form 10-Q")
4.15	Change in Terms Agreement, made and entered into effective as of November 12, 2004, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the Lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004	Incorporated herein by reference from Exhibit 4.25 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.16	Second Change in Terms Agreement, made and entered into effective as of March 24, 2005, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004 as amended	Incorporated herein by reference from Exhibit 4.39 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 001-13025) (the "2004 Form 10-K")
4.17	Assignment Agreement, dated effective as of March 24, 2005, between Fifth Third Bank, as Assignor, and The Huntington National Bank, as Assignee, in respect of rights and obligations under the Amended and Restated Credit Agreement dated May 28, 2004, as amended	Incorporated herein by reference from Exhibit 4.40 to AirNet Systems, Inc.'s 2004 Form 10-K
4.18	Assignment Agreement, dated effective as of March 24, 2005, between Fifth Third Bank, as Assignor, and JPMorgan Chase Bank, N.A., as Assignee, successor by merger to Bank One, N.A., in respect of rights and obligations under the Amended and Restated Credit Agreement dated May 28, 2004, as amended	Incorporated herein by reference from Exhibit 4.41 to AirNet Systems, Inc.'s 2004 Form 10-K
4.19	Replacement Revolving Loan Note, issued on March 24, 2005, by AirNet Systems, Inc. in favor of The Huntington National Bank in the amount of $18,750,000	Incorporated herein by reference from Exhibit 4.42 to AirNet Systems, Inc.'s 2004 Form 10-K

Exhibit No.	Description	Location
4.20	Replacement Revolving Loan Note, issued on March 24, 2005, by AirNet Systems, Inc. in favor of Bank One, N.A. in the amount of $11,250,000	Incorporated herein by reference from Exhibit 4.43 to AirNet Systems, Inc.'s 2004 Form 10-K
4.21	Third Change in Terms Agreement, made and entered into effective as of November 21, 2005, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004 as amended	Incorporated herein by reference from Exhibit 4.21 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-13025) (the "2005 Form 10-K")
4.22	Fourth Change in Terms Agreement, made and entered into effective as of March 28, 2006, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004, as amended	Incorporated herein by reference from Exhibit 4.22 to AirNet Systems, Inc.'s 2005 Form 10-K
4.23	Fifth Change in Terms Agreement, made and entered into effective as of November 10, 2006, by and between AirNet Systems, Inc. and The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004, as amended	Incorporated herein by reference from Exhibit 4.1 to AirNet Systems, Inc.'s Current Report on Form 8-K dated and filed on November 17, 2006 (File No. 001-13025) (the "November 17, 2006 Form 8-K")
4.24	Waiver Letter, dated November 10, 2006, executed by The Huntington National Bank, in its capacity as administrative agent for and on behalf of the lenders from time to time party to the Amended and Restated Credit Agreement dated as of May 28, 2004, as amended; acknowledged and agreed to by AirNet Systems, Inc., 7250 STARCHECK, INC. (formerly known as Jetride, Inc.), Float Control, Inc., AirNet Management, Inc., Fast Forward Solutions, LLC and timexpress, inc.; and consented to by JPMorgan Chase Bank, N.A. (successor by merger to Bank One, N.A.) and The Huntington National Bank	Incorporated herein by reference from Exhibit 4.2 to AirNet Systems, Inc.'s November 17, 2006 Form 8-K
4.25	Loan and Security Agreement (aircraft) [Loan Number: 1000119495], dated as of June 15, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.1 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q

Exhibit No.	Description	Location
4.26	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119495], issued on June 15, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $7,500,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.2 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.27	Corporate Guaranty [Loan Number: 1000119495], dated as of June 15, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.3 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.28	Loan and Security Agreement (aircraft) [Loan Number: 1000119641], dated as of June 30, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.4 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.29	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119641], issued on June 30, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.5 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.30	Corporate Guaranty [Loan Number: 1000119641], dated as of June 30, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.6 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.31	Acknowledgment of Borrower [Loan Number: 1000119641], dated as of June 30, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to First Union Commercial Corporation of "Loan Documents"	Incorporated herein by reference from Exhibit 4.7 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.32	Loan and Security Agreement (aircraft) [Loan Number: 1000119649], dated as of June 29, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.8 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.33	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119649], issued on June 29, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.9 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q

Exhibit No.	Description	Location
4.34	Corporate Guaranty [Loan Number: 1000119649], dated as of June 29, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.10 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.35	Acknowledgment of Borrower [Loan Number: 1000119649], dated as of June 29, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to PNC Leasing, LLC of "Loan Documents"	Incorporated herein by reference from Exhibit 4.11 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.36	Loan and Security Agreement (aircraft) [Loan Number: 1000119650], dated as of June 30, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.12 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.37	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119650], issued on June 30, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.13 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.38	Corporate Guaranty [Loan Number: 1000119650], dated as of June 30, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.14 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.39	Acknowledgment of Borrower [Loan Number: 1000119650], dated as of June 30, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to First Union Commercial Corporation of "Loan Documents"	Incorporated herein by reference from Exhibit 4.15 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.40	Loan and Security Agreement (aircraft) [Loan Number: 1000119771], dated as of July 12, 2004, by and between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.16 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.41	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119771], issued on July 12, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.17 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q

Exhibit No.	Description	Location
4.42	Corporate Guaranty [Loan Number: 1000119771], dated as of July 12, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.18 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.43	Acknowledgment of Borrower [Loan Number: 1000119771], dated as of July 12, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to First Union Commercial Corporation of "Loan Documents"	Incorporated herein by reference from Exhibit 4.19 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.44	Loan and Security Agreement (aircraft) [Loan Number: 1000119774], dated as of July 12, 2004, between Banc One Leasing Corporation and Jetride, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.20 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.45	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000119774], issued on July 12, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation in the amount of $5,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.21 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.46	Corporate Guaranty [Loan Number: 1000119774], dated as of July 12, 2004, from AirNet Systems, Inc. in favor of Banc One Leasing Corporation [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.22 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.47	Acknowledgment of Borrower [Loan Number: 1000119774], dated as of July 12, 2004, by Jetride, Inc. in favor of Banc One Leasing Corporation acknowledging sale and assignment by Banc One Leasing Corporation to PNC Leasing, LLC of "Loan Documents"	Incorporated herein by reference from Exhibit 4.23 to AirNet Systems, Inc.'s September 30, 2004 Form 10-Q
4.48	Loan and Security Agreement (aircraft) [Loan Number: 1000122039], dated as of March 24, 2005, by and between Chase Equipment Leasing Inc. and AirNet Systems, Inc. [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.44 to AirNet Systems, Inc.'s 2004 Form 10-K
4.49	Business Purpose Promissory Note (fixed rate//principal and interest) [Loan Number: 1000122039], issued on March 24, 2005, by AirNet Systems, Inc. in favor of Chase Equipment Leasing Inc. in the amount of $11,000,000 [NOTE: Terminated on September 26, 2006]	Incorporated herein by reference from Exhibit 4.45 to AirNet Systems, Inc.'s 2004 Form 10-K

Exhibit No.	Description	Location
4.50	Second Amended and Restated Credit Agreement, dated as of March 29, 2007, among AirNet Systems, Inc. and The Huntington National Bank as Lender and as Administrative Agent; and related Consent and Agreement of Guarantors executed by 7250 STARCHECK, INC. (formerly known as Jetride, Inc.); Float Control, Inc.; AirNet Management, Inc.; Fast Forward Solutions, LLC; and timexpress.com, inc., as Guarantors	Incorporated herein by reference from Exhibit 4.50 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 001-13025) (the "2006 Form 10-K")
4.51	Amended and Restated Note, issued on March 29, 2007, by AirNet Systems, Inc. in favor of The Huntington National Bank in the amount of $15,000,000	Incorporated herein by reference from Exhibit 4.51 to AirNet Systems, Inc.'s 2006 Form 10-K
4.52	Agreement to furnish instruments defining rights of holders of long-term debt	Filed herewith
10.1*	AirNet Systems, Inc. Amended and Restated 1996 Incentive Stock Plan (reflects all amendments)	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 001-13025) (the "2003 Form 10-K")
10.2	Indemnification Agreement, dated as of May 15, 1996, by and among AirNet Systems, Inc. and Eric P. Roy, Glenn M. Miller, Charles A. Renusch, Guy S. King, Lincoln L. Rutter, Kendall W. Wright and William R. Sumser	Incorporated herein by reference from Exhibit 10.11 to Amendment No. 2 to AirNet Systems Inc.'s Form S-1 Registration Statement (Registration No. 333-03092) filed on May 24, 1996 ("Amendment No. 2 to Form S-1")
10.3	Indemnification Agreement, dated as of May 15, 1996, between Gerald G. Mercer and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.12 to AirNet Systems, Inc.'s Amendment No. 2 to Form S-1
10.4*	Employment Agreement, made as of January 1, 2001, between AirNet Systems, Inc. and Joel E. Biggerstaff [NOTE: Terminated on December 28, 2006]	Incorporated herein by reference from Exhibit 10.4 to AirNet Systems, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 001-13025) (the "2000 Form 10-K")
10.5*	Separation Agreement and General Release, entered into as of December 28, 2006, between AirNet Systems, Inc. and Joel E. Biggerstaff	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Current Report on Form 8-K, dated and filed on January 4, 2007 (File No. 001-13025) (the "January 4, 2007 Form 8-K")
10.6*	Employment Agreement, made as of January 1, 2001, between AirNet Systems, Inc. and Jeffrey B. Harris	Incorporated herein by reference from Exhibit 10.6 to AirNet Systems, Inc.'s 2000 Form 10-K
10.7*	AirNet Systems, Inc. Director Deferred Compensation Plan (reflects all amendments)	Incorporated herein by reference from Exhibit 10.7 to AirNet Systems, Inc.'s 2003 Form 10-K
10.8*	AirNet Systems, Inc. Salary for Options Conversion Plan, effective February 6, 2000	Incorporated herein by reference from Exhibit 10.8 to AirNet Systems, Inc.'s 2000 Form 10-K

Exhibit No.	Description	Location
10.9	Land Lease at Rickenbacker International Airport, executed and entered into as of January 20, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Current Report on Form 8-K, dated February 20, 2004 and filed on February 24, 2004 (File No. 001-13025) (the "February 2004 8-K")
10.10	Rickenbacker International Airport Operating Agreement, made and entered into January 20, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.3 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.11	Non-Exclusive License Agreement to Conduct an Aeronautical Business at Rickenbacker International Airport, entered into as of January 20, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.4 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.12	Rickenbacker International Airport Non-Public Self-Fueling Permit for AirNet Systems, Inc., executed by Columbus Regional Airport Authority on January 20, 2004 and by AirNet Systems, Inc. on January 15, 2004	Incorporated herein by reference from Exhibit 10.5 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.13	Rickenbacker International Airport Commingling Fuel Agreement, made and entered into January 20, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.6 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.14	Non-Exclusive Access Easement granted by Columbus Regional Airport Authority in favor of AirNet Systems, Inc., executed on January 20, 2004	Incorporated herein by reference from Exhibit 10.7 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.15	No-Build Easement granted by Columbus Regional Airport Authority in favor of AirNet Systems, Inc., executed on January 20, 2004	Incorporated herein by reference from Exhibit 10.8 to AirNet Systems, Inc.'s February 2004 Form 8-K
10.16	Amendment No.1 to Land Lease, made and entered into to be effective as of April 5, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.3 to AirNet Systems, Inc.'s Current Report on Form 8-K dated and filed on December 21, 2004 (File No. 001-13025)
10.17	Amendment No. 2 to Land Lease, made and entered into to be effective as of October 29, 2004, by and between Columbus Regional Airport Authority and AirNet Systems, Inc.	Incorporated herein by reference from Exhibit 10.21 to AirNet Systems, Inc.'s 2005 Form 10-K
10.18*	AirNet Systems, Inc. 2004 Stock Incentive Plan (reflects all amendments)	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 (File No. 001-13025)

Exhibit No.	Description	Location
10.19*	Form of Stock Option Agreement, made to be effective as of July 20, 2005 used in connection with grant of nonstatutory stock options to newly-appointed non-employee directors ("Eligible Directors") of AirNet Systems, Inc. under the AirNet Systems, Inc. 2004 Stock Incentive Plan	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (File No. 001-13025)
10.20*	Form of Stock Option Agreement used and to be used in connection with the automatic annual grant of nonstatutory stock options to non-employee directors ("Eligible Directors") of AirNet Systems, Inc. on and after January 2, 2007 under the AirNet Systems, Inc. 2004 Stock Incentive Plan	Incorporated herein by reference from Exhibit 10.25 to AirNet Systems, Inc.'s 2006 Form 10-K
10.21*	Summary of Compensation for Directors of AirNet Systems, Inc.	Filed herewith
10.22*	Employment Agreement, made as of May 3, 2005, between AirNet Systems, Inc. and Gary W. Qualmann [NOTE: Terminated on October 3, 2007]	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Current Report on Form 8-K dated and filed on May 6, 2005 (File No. 001-13025) (the "May 6, 2005 Form 8-K")
10.23*	Employment Agreement, made as of May 3, 2005, between AirNet Systems, Inc. and Larry M. Glasscock, Jr.	Incorporated herein by reference from Exhibit 10.2 to AirNet Systems, Inc.'s May 6, 2005 Form 8-K
10.24*	Employment Agreement for Bruce D. Parker, entered into December 28, 2006, by and between AirNet Systems, Inc. and Bruce D. Parker	Incorporated herein by reference from Exhibit 10.2 to AirNet Systems, Inc.'s January 4, 2007 Form 8-K
10.25*	Stock Option Agreement, made to be effective as of December 28, 2006, by and between AirNet Systems, Inc. and Bruce D. Parker evidencing nonstatutory stock options granted under the AirNet Systems, Inc. 2004 Stock Incentive Plan	Incorporated herein by reference from Exhibit 10.31 to AirNet Systems, Inc.'s 2006 Form 10-K
10.26*	Separation Agreement and General Release, entered into as of October 3, 2007, between AirNet Systems, Inc. and Gary W. Qualmann	Incorporated herein by reference from Exhibit 10.1 to AirNet Systems, Inc.'s Current Report on Form 8-K, dated and filed on October 9, 2007 (File No. 001-13025) (the "October 9, 2007 Form 8-K")
10.27*	Letter Agreement, dated as of October 8, 2007, between AirNet Systems, Inc. and Ray L. Druseikis	Incorporated herein by reference from Exhibit 10.2 to AirNet Systems, Inc.'s October 9, 2007 Form 8-K
10.28*	Summary of 2007 Incentive Compensation Plan	Filed herewith
10.29*	Summary of 2008 Incentive Compensation Plan	Filed herewith
14	Code of Business Conduct and Ethics, as revised on August 2, 2006	Incorporated herein by reference from Exhibit 14 to AirNet Systems, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 (File No. 001-13025)

Exhibit No.	Description	Location
21	Subsidiaries of AirNet Systems, Inc.	Filed herewith
23	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP	Filed herewith
24	Powers of Attorney	Filed herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification (Principal Executive Officer)	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification (Principal Financial Officer)	Filed herewith
32	Section 1350 Certification (Principal Executive Officer and Principal Financial Officer)	Filed herewith

* Denotes a management contract or compensatory plan or arrangement required to be filed pursuant to Item 15(b) of Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission file number: **001-13025**

AirNet Systems, Inc.
(Exact name of Registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	**31-1458309** (I.R.S. Employer Identification No.)
7250 Star Check Drive, Columbus, Ohio (Address of principal executive offices)	**43217** (Zip Code)

(614) 409-4900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value	American Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter: As of June 29, 2007, the aggregate market value of the Registrant's common shares (the only common equity of the Registrant) held by non-affiliates of the Registrant was $33,565,973 based on the closing sale price as reported on the American Stock Exchange LLC.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 25, 2008
Common Shares, $0.01 par value	10,179,671 common shares

INDEX

EXPLANATORY NOTE

This constitutes Amendment No. 1 on Form 10-K/A (this "Amendment") to the Annual Report on Form 10-K of AirNet Systems, Inc. ("AirNet") for the fiscal year ended December 31, 2007 (the "2007 fiscal year"), filed with the Securities and Exchange Commission (the "Commission" or the "SEC") on March 31, 2008 (the "Original Form 10-K"). The sole purpose of this Amendment is to amend the Original Form 10-K to file with the Commission the information required by Part III of Form 10-K pursuant to General Instruction G(3) to Form 10-K. This Amendment does not change AirNet's previously reported financial statements and other financial disclosure in any way.

This Amendment continues to speak as of the date of the Original Form 10-K and should be read in conjunction with the Original Form 10-K.

As required by Rule 12b-15, AirNet's principal executive officer and principal financial officer are providing Rule 13a-14(a) certifications in connection with this Amendment. Since financial statements are not contained in this Amendment, AirNet is not furnishing Rule 13a-14(b) certifications in connection with this Amendment.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors of AirNet

The name, age, principal occupation for the past five years and selected biographical information for each of AirNet's directors are set forth below. All information is as of April 25, 2008 and was furnished to AirNet by each director. Each director serves for a term expiring at AirNet's 2008 annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal from office.

On August 16, 2007, Russell M. Gertmenian notified AirNet's Board of Directors (the "Board") of his resignation from the Board effective on August 17, 2007. Mr. Gertmenian, who had been a director since 1996, cited personal reasons as the basis for his resignation. On September 25, 2007, the Board increased the size of the Board from five to six members. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board appointed Thomas J. Kiernan and Robert H. Milbourne to the Board. Mr. Kiernan was appointed to fill the vacancy created by Mr. Gertmenian's resignation, and Mr. Milbourne was appointed to fill the newly created Board seat.

James M. Chadwick, age 34, has been a director of AirNet since 2005. Mr. Chadwick has served as Managing Partner and Fund Manager of Monarch Activist Partners LP, a hedge fund specializing in shareholder activism and deep value investing, since January 2006. Prior thereto, he served as Managing Director of Cove Partners LLC, an investment bank specializing in mergers and acquisitions, from July 2005 to December 2005. From October 2002 to June 2005, he served as Fund Manager of Pacific Coast Investment Partners, LLC, a hedge fund specializing in shareholder activism. Pacific Coast Investment Partners, LLC is the General Partner of Pacific Coast Investment Fund, L.P., a private investment fund. Mr. Chadwick also serves as a director of Meade Instruments Corporation.

Gerald Hellerman, age 70, has been a director of AirNet since 2005. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Mr. Hellerman currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc.; a director of MVC Capital, Inc.; a director of the Old Mutual Absolute Return and Emerging Markets fund complex (consisting of six funds), a director of MVC Acquisition Corp; and a director of Brantley Capital Corporation.

Thomas J. Kiernan, age 63, has been a director of AirNet since 2007. Mr. Kiernan has been self-employed since 2001 providing general management advisory services to a number of start-up companies in transportation related businesses.

Robert H. Milbourne, age 61, has been a director of AirNet since 2007. Mr. Milbourne has been the President and Chief Executive Officer of The Columbus Partnership, a civic organization of top business, education and community leaders focused on improving the economic and cultural base of Central Ohio, since 2002.

Bruce D. Parker, age 60, has been a director of AirNet since 2002. Mr. Parker was elected as AirNet's Chief Executive Officer and President effective December 28, 2006 and as AirNet's Chairman of the Board effective

December 31, 2006. Under the terms of the employment agreement, dated December 28, 2006, between AirNet and Mr. Parker, AirNet agreed to use its commercially reasonable efforts to cause Mr. Parker to be nominated as a director at each annual meeting of AirNet's shareholders during the term of the employment agreement and Mr. Parker agreed to serve on the AirNet Board if elected. Mr. Parker's employment agreement is described below in **Item 11- Executive Compensation** under the heading **"Employment Contracts and Other Arrangements Providing for Payments Upon Termination of Employment or Change in Control –** ***Employment Agreement for Bruce D. Parker"***. Mr. Parker is the Founder and President of IT Management Group, LLC, a specialty consulting group that advises and manages information technology organizations for corporations in Europe and the United States. Mr. Parker is also a director of Sapient Corporation.

James E. Riddle, age 66, has been a director of AirNet since 2000. Mr. Riddle has been in the growth management and consulting business since July 1999, most recently as President and Chief Executive Officer/Partner of Astadia, Inc., a global management consulting and technology solutions firm. Mr. Riddle is also a director of Danka Business Systems PLC and Astadia, Inc.

Executive Officers of AirNet

Below is information regarding AirNet's executive officers, other than Bruce D. Parker, AirNet's Chairman of the Board, Chief Executive Officer and President, whose information is above, under the caption **"Directors of AirNet"**. All information is as of April 25, 2008. The executive officers are elected annually and serve at the pleasure of the Board and, in the case of Bruce D. Parker, Ray L. Druseikis, Larry M. Glasscock, Jr. and Jeffery B. Harris, pursuant to employment agreements. Gary W. Qualmann served as AirNet's Chief Financial Officer, Treasurer and Secretary until his resignation from AirNet on October 3, 2007, positions he had held since September 2003. On October 9, 2007, AirNet announced that Ray L. Druseikis, AirNet's Vice President of Finance and Controller, would assume the positions of Chief Financial Officer, Treasurer and Secretary on an interim basis.

Ray L. Druseikis, age 56, has served as AirNet's Vice President of Finance, Controller and Principal Accounting Officer since June 30, 2005 and was appointed Interim Chief Financial Officer, Treasurer and Secretary on October 9, 2007. Mr. Druseikis had served as an independent consultant to AirNet from June 30, 2004 until his election as an officer of AirNet, providing assistance in the process of documenting and testing AirNet's internal control over financial reporting for purposes of satisfying the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Prior to joining AirNet, Mr. Druseikis had provided contract accounting and financial consulting services to publicly-traded and privately-owned companies since October 2002. In addition, from September 2003 to April 2004, Mr. Druseikis served as the Chief Financial Officer of SEA, Ltd., a privately-owned forensic engineering services company.

Larry M. Glasscock, Jr., age 51, has served as AirNet's Senior Vice President, Express Services since February 2003. From February 2002 through February 2003, Mr. Glasscock served as Senior Vice President of Evercom Systems, Inc., a national provider of telecom services.

Jeffery B. Harris, age 48, has served as AirNet's Senior Vice President and Chief Operating Officer since May 2007 and prior thereto had served as AirNet's Senior Vice President, Bank Services since May 2000. Mr. Harris joined AirNet in June 1996 as the relationship manager for Banking Sales and was appointed Vice President, Sales in the banking division in October 1997.

Craig A. Leach, age 51, has served as AirNet's Vice President, Information Systems since January 2000. Mr. Leach established AirNet's Information Systems Department in 1985 and was named Director of Information Systems in 1996.

There are no family relationships among any of the directors and executive officers of AirNet.

Audit Committee Matters

The Audit Committee of the Board (the "Audit Committee") was established in accordance with Section 3(a)(58)(A) of the Exchange Act and is currently comprised of Gerald Hellerman (Chair), James M. Chadwick, Robert H. Milbourne and James E. Riddle. Mr. Milbourne was appointed to the Audit Committee effective November 7, 2007. The Board has determined that each current member of the Audit Committee qualifies as an independent director under the applicable provisions of the American Stock Exchange ("AMEX") Company Manual ("AMEX Rules") and under SEC Rule 10A-3.

Upon the recommendation of the Nominating and Corporate Governance Committee, AirNet's Board has also determined that Gerald Hellerman qualifies as an "audit committee financial expert" for purposes of Item 407(d)(5) of SEC Regulation S-K, and satisfies the financial sophistication requirement of the AMEX Rules by virtue of his experience described above under the caption **"Directors of AirNet"**. In addition to the qualification of Mr. Hellerman as an "audit committee financial expert," each member of the Audit Committee satisfies the financial literacy requirements of the AMEX Rules.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act, ownership of and transactions in AirNet's common shares by executive officers, directors and persons who beneficially own more than 10% of the common shares for purposes of Section 16 of the Exchange Act, are required to be reported to the SEC. Based solely on a review of copies of the reports furnished to AirNet and written representations that no other reports were required, AirNet believes that during the 2007 fiscal year all filing requirements were complied with, except: (a) Bruce D. Parker, Chairman of the Board, Chief Executive Officer and President of AirNet, filed one late Form 4 (reporting one transaction); (b) Thomas J. Kiernan, a director of AirNet, filed one late Form 4 (reporting one transaction); and (c) Robert H. Milbourne, a director of AirNet, filed one late Form 4 (reporting one transaction).

Code of Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics covering the directors, officers and employees of AirNet and its subsidiaries, including AirNet's Chairman of the Board, Chief Executive Officer and President (the principal executive officer), AirNet's Vice President of Finance and Controller and Interim Chief Financial Officer, Treasurer and Secretary (the principal financial officer and principal accounting officer). AirNet intends to disclose the following events, if they occur, in a current report on Form 8-K within the required four business days following their occurrence: (A) the date and nature of any amendment to a provision of AirNet's Code of Business Conduct and Ethics that (i) applies to AirNet's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, (ii) relates to any element of the code of ethics definition enumerated in Item 406(b) of SEC Regulation S-K, and (iii) is not a technical, administrative or other non-substantive amendment; and (B) a description of any waiver (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver), including an implicit waiver, from a provision of the Code of Business Conduct and Ethics granted to AirNet's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions that relates to one or more of the elements of the code of ethics definition set forth in Item 406(b) of SEC Regulation S-K. In addition, AirNet will disclose any waivers from the provisions of the Code of Business Conduct and Ethics granted to a director or executive officer of AirNet in a current report on Form 8-K within four business days following their occurrence.

The text of the Code of Business Conduct and Ethics is posted under the "Corporate Governance" link on the "Investor Relations" page of AirNet's Internet website located at www.AirNet.com. Interested persons may also obtain copies of the Code of Business Conduct and Ethics, without charge, by writing to the Vice President of Finance and Interim Chief Financial Officer, Treasurer and Secretary of AirNet at AirNet Systems, Inc., 7250 Star Check Drive, Columbus, Ohio 43217.

ITEM 11 – EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes total compensation for each of the named individuals for the 2007 fiscal year and for the fiscal year ended December 31, 2006 (the "2006 fiscal year").

Summary Compensation Table for 2007

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Bruce D. Parker	2007	$ 360,000	--	$ 114,849	$ 205,200 (2)	$ 128,623 (3)	$ 808,672
Chairman of the Board, Chief Executive Officer and President	2006	$ 2,769	$ 125,000 (4)	$ 120,997	$ -- (5)	$ 146,576 (6)	$ 395,342
Gary W. Qualmann	2007	$ 178,000	--	$ 7,409	$ -- (2)	$ 148,530 (8)	$ 333,939
Former Chief Financial Officer, Secretary and Treasurer (7)	2006	$ 215,000	--	$ 12,949	$ 136,750 (5)	$ 8,328	$ 373,027
Jeffery B. Harris	2007	$ 230,000	--	$ 8,765	$ 125,600 (2)	$ 6,134 (10)	$ 370,499
Senior Vice President and Chief Operating Officer (9)	2006	$ 230,000	--	$ 8,227	$ 160,000 (5)	$ 5,092	$ 403,319
Larry M. Glasscock, Jr.	2007	$ 215,000	--	$ 9,515	$ 94,200 (2)	$ 74,773 (11)	$ 393,488
Senior Vice President, Express Services	2006	$ 215,000	--	$ 12,974	$ 125,000 (5)	$ 90,243	$ 443,217

(1) For each of Mr. Qualmann, Mr. Harris and Mr. Glasscock, the amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes (without reduction for assumed forfeitures) for the fiscal years shown in accordance with FAS 123(R) for option awards granted under the Amended and Restated 1996 Incentive Stock Plan (the "1996 Incentive Stock Plan") prior to 2006. For Mr. Parker, the amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes (without reduction for assumed forfeitures) for the fiscal years shown in accordance with FAS 123(R) for (a) options granted to Mr. Parker under the 1996 Incentive Stock Plan prior to 2006 in his capacity as a non-employee director of AirNet and (b) the options to purchase 150,000 common shares granted to Mr. Parker under the 2004 Stock Incentive Plan on December 28, 2006. Assumptions used in the calculation of the amounts in this column are included in "Note 6. Incentive Stock Plans" of the Notes to Consolidated Financial Statements included in **ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA** of AirNet's Original Form 10-K.

(2) Represents the amount earned (in respect of 2007 fiscal year performance) under AirNet's 2007 Incentive Compensation Plan.

(3) Includes $6,750 for AirNet's matching contributions under the AirNet Systems, Inc. Retirement Savings Plan (the "Retirement Savings Plan"), $67,024 for AirNet's reimbursement of non-business travel and living expenses incurred by Mr. Parker while in the Columbus, Ohio metropolitan area and $54,849 in tax gross-up payments related to AirNet's payment of non-business travel and living expenses.

(4) Represents the sign-on bonus received by Mr. Parker under the terms of his employment agreement.

(5) Represents the amount earned (in respect of 2006 fiscal year performance) under AirNet's 2006 Incentive Compensation Plan, in which Mr. Parker did not participate.

(6) The 2006 amount includes $25,767 for AirNet's reimbursement of travel expenses incurred by Mr. Parker as a non-employee director, $120,000 in fees earned or paid in cash to Mr. Parker as a non-employee director of AirNet for Board and Board committee service and $809 for AirNet's reimbursement of non-business travel and living expenses incurred by Mr. Parker while serving as Chairman of the Board, Chief Executive Officer and President of AirNet as contemplated by Mr. Parker's employment agreement.

(7) Mr. Qualmann resigned from his positions as AirNet's Chief Financial Officer, Secretary and Treasurer effective October 3, 2007 and separated from service with AirNet and its subsidiaries effective as of October 12, 2007.

(8) Includes $6,750 for AirNet's matching contributions under the Retirement Savings Plan and $141,780 representing the amount paid or payable under the terms of Mr. Qualmann's separation agreement. Please see the description of Mr. Qualmann's separation agreement under the caption "**Separation Agreement for Gary W. Qualmann**".

(9) Mr. Harris was appointed Senior Vice President and Chief Operating Officer effective May 29, 2007. Prior thereto, he had served as AirNet's Senior Vice President, Bank Services since May 2000.

(10) The amount shown in this column includes $3,900 for AirNet's matching contributions under the Retirement Savings Plan and $1,562 for AirNet's reimbursement of life insurance premiums paid by Mr. Harris and $672 in tax gross-up payments related to AirNet's reimbursement of life insurance premiums.

(11) The amount shown in this column includes $6,750 for AirNet's matching contributions under the Retirement Savings Plan, $1,947 for AirNet's reimbursement of life insurance premiums paid by Mr. Glasscock, $38,006 for AirNet's reimbursement and payment of non-business travel and living expenses incurred by Mr. Glasscock while in the Columbus, Ohio metropolitan area and $28,070 in tax gross-up payments related to AirNet's reimbursement and payment of non-business travel and living expenses and reimbursement of life insurance premiums.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding options held by each of the named individuals at the end of the 2007 fiscal year. AirNet has never granted any other form of equity-based award to the named individuals.

Outstanding Equity Awards at Fiscal Year-End for 2007

	Option Awards(1)			
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Bruce D. Parker	20,000 (2)		$4.4000	11/8/2012
	3,200 (2)	800 (2)	$3.9000	1/2/2014
	150,000 (3)		$2.9500	12/28/2016
Gary W. Qualmann (4)	20,000		$4.2800	9/2/2013
	16,000	4,000	$4.1300	2/17/2014
Jeffery B. Harris	1,000		$14.250	4/11/2007
	3,000		$9.5000	6/8/2009
	3,000		$9.5000	6/8/2009
	3,000		$9.5000	6/8/2009
	1,500		$9.5000	6/8/2009
	1,500		$9.5000	6/8/2009
	3,000		$9.5000	6/8/2009
	3,600		$6.1250	1/6/2010
	2,930		$5.2500	2/4/2010
	17,600		$3.8125	1/2/2011
	8,000		$8.5800	1/2/2012
	5,000		$4.9500	1/24/2013
	16,000	4,000 (5)	$4.1300	2/17/2014
Larry M. Glasscock, Jr.	20,000		$4.5100	2/3/2013
	16,000	4,000 (5)	$4.1300	2/17/2014

(1) With the exception of the options to purchase an aggregate of 150,000 common shares granted to Mr. Parker as contemplated by his employment agreement, each of the options reported in this table was granted under the 1996 Incentive Stock Plan and vests (or vested) and becomes (or became) exercisable in 20% increments on each of the grant date and the first, second, third and fourth anniversaries of the grant date. Mr. Parker's options to purchase an aggregate of 150,000 common shares were granted under the 2004 Stock Incentive Plan and vested and became exercisable as to 75,000 common shares on each of December 28, 2006 and December 27,

2007. Each of the options reported will expire ten years after the date of grant (except in the case of Gary W. Qualmann whose options expired on January 12, 2008 (three months after his separation from service with AirNet and its subsidiaries)) in accordance with the terms of the 1996 Incentive Stock Plan or the 2004 Stock Incentive Plan, as appropriate.

(2) These options were granted to Mr. Parker in his capacity as a non-employee director of AirNet. The remaining 800 common shares vested on January 2, 2008.

(3) These options were granted to Mr. Parker as contemplated by his employment agreement.

(4) All options held by Mr. Qualmann at the end of the 2007 fiscal year expired on January 12, 2008, three months after he separated from service with AirNet and its subsidiaries.

(5) The remaining 4,000 common shares vested on February 17, 2008.

Benefits and Perquisites

Employee Benefits

AirNet's executive officers are entitled to participate in the AirNet Systems, Inc. Retirement Savings Plan (the "Retirement Savings Plan") on the same terms as all other employees. The Retirement Savings Plan, which is qualified under Section 401(k) of the Internal Revenue Code, is a broad-based defined contribution plan under which amounts are paid to the individuals only upon retirement, termination of employment, disability or death. AirNet does not maintain any pension or other retirement plans. Employees participating in the Retirement Savings Plan may contribute a portion of their compensation to the Retirement Savings Plan up to the maximum limits permitted under the Internal Revenue Code. AirNet may also make matching employer contributions to the Retirement Savings Plan, which are determined annually by the Board. For the 2007 fiscal year, AirNet made a matching contribution to the Retirement Savings Plan equal to 50% of the first 6% of compensation contributed to the Retirement Savings Plan by each participating employee. The matching contributions made by AirNet to the Retirement Savings Plan on behalf of Bruce D. Parker, Gary W. Qualmann, Jeffery B. Harris and Larry M. Glasscock, Jr. with respect to the 2007 fiscal year and the 2006 fiscal year are included in the **Summary Compensation Table for 2007** above.

AirNet provides all employees, including executive officers, with the opportunity to participate in various health and welfare benefit programs, including medical, dental, life and short-term disability insurance. AirNet shares the cost of these benefit programs with its employees.

Reimbursement of Life Insurance Premiums

.AirNet reimburses each executive officer for certain insurance premiums paid by him to maintain a term insurance policy on his life. The insurance benefits payable under each life insurance policy range from $300,000 to $500,000 for the executive officer, other than the Chief Executive Officer. The insurance benefits payable under Mr. Parker's life insurance policy are set at $1,000,000. The executive officer is not required to name AirNet as the beneficiary on the insurance policy and AirNet is not entitled to any of the proceeds payable under the policy. The actual amount reimbursed to each executive officer is equal to the amount of the premium paid to maintain the insurance policy, plus an amount sufficient to offset all federal, state and local income taxes incurred by the executive officer with respect to the amount reimbursed. The amounts reimbursed to Bruce D. Parker, Gary W. Qualmann, Jeffery B. Harris and Larry M. Glasscock, Jr. during the 2007 fiscal year and the 2006 fiscal year under this program are included in the **Summary Compensation Table for 2007** above. Mr. Parker did not receive compensation during the 2007 fiscal year or the 2006 fiscal year for this benefit.

Reimbursement of Travel and Living Expenses

AirNet reimburses Bruce D. Parker and Larry M. Glasscock, Jr. for, or pays directly on their behalf, certain non-business travel and living expenses incurred while in the Columbus, Ohio metropolitan area. These reimbursements and payments are provided to offset Mr. Parker's and Mr. Glasscock's travel and living expenses while in Columbus, Ohio and away from their primary residences located, respectively, in Coral Gables, Florida and Dallas, Texas. Under the terms of their respective employment agreements, Mr. Parker and Mr. Glasscock were not required to change their primary residence as a condition of employment.

Under the terms of Mr. Parker's employment agreement, AirNet is required to reimburse Mr. Parker for the cost of maintaining an apartment in the Columbus area, maintenance and utilities related to such apartment, and all reasonable living expenses incurred by Mr. Parker while he is in Columbus, including meals. In addition, under Mr.

Parker's employment agreement, AirNet reimburses Mr. Parker for all reasonable travel expenses (at coach rates) incurred by Mr. Parker between his residence and Columbus. In lieu of reimbursing Mr. Parker for certain travel and living expenses, including the rental on his apartment, AirNet may pay such expenses directly. The amounts reimbursed to Mr. Parker and the amount of any payments made directly by AirNet on Mr. Parker's behalf, are reported by AirNet as compensation to Mr. Parker. Any reimbursements made to Mr. Parker or payments made directly on his behalf are grossed up to offset all federal, state and local income taxes incurred by Mr. Parker with respect to such reimbursements or payments. The aggregate amount of non-business living and travel expenses AirNet reimbursed to Mr. Parker or paid on his behalf during the 2007 fiscal year and the 2006 fiscal year is included in the **Summary Compensation Table for 2007** above.

AirNet reimburses Larry M. Glasscock, Jr. for, or pays directly on his behalf, certain non-business travel and living expenses while in the Columbus area. AirNet pays the cost of maintaining an apartment in the Columbus area for Mr. Glasscock, including rent, maintenance and utilities related to such apartment. AirNet also reimburses Mr. Glasscock for other reasonable living expenses he incurs while he is in Columbus, including temporary rental cars and meals. Amounts reimbursed to Mr. Glasscock, and the amount of any payments made directly by AirNet on Mr. Glasscock's behalf, have been reported by AirNet as compensation to Mr. Glasscock. Any reimbursements made to Mr. Glasscock or payments made directly on his behalf are grossed up to offset all federal, state and local income taxes incurred by the Mr. Glasscock with respect to such reimbursements or payments. The aggregate amount of non-business living and travel expenses AirNet reimbursed to Mr. Glasscock or paid on his behalf during each of the 2007 and 2006 fiscal years is shown in the Summary Compensation Table above. Prior to the 2006 fiscal year and Mr. Glasscock's decision to retain his residence in Dallas, Texas, reimbursements to Mr. Glasscock were considered business expenses of AirNet and were not included in Mr. Glasscock's compensation.

Employment Contracts and Other Arrangements Providing for Payments Upon Termination of Employment or Change in Control

AirNet has entered into employment agreements with each of Bruce D. Parker, Chairman of the Board, Chief Executive Officer and President; Jeffery B. Harris, Senior Vice President and Chief Operating Officer; and Larry M. Glasscock, Jr., Senior Vice President, Express Services. These agreements are designed to provide these officers with a minimum level of financial and employment security. Each employment agreement establishes a minimum base salary to be paid to the executive officer, which the Compensation Committee may increase, but not decrease.

AirNet does not maintain a formal severance plan designed to provide post-employment compensation to employees upon termination of employment. However, under the terms of their respective agreements, Bruce D. Parker, Jeffery B. Harris and Larry M. Glasscock, Jr. are entitled to certain severance benefits in the event their employment is terminated by AirNet "without cause" or by the executive officer for "good reason," as those terms are defined in their respective agreements. In addition, Mr. Parker is entitled to certain severance benefits in the event he voluntarily terminates his employment in connection with the transition to a new chief executive officer selected by the Board.

The terms of the agreements with Messrs. Parker, Harris and Glasscock, including payments upon change of control and termination of employment, are more thoroughly discussed below.

AirNet recognizes that, in certain circumstances, it may be necessary or appropriate to provide for a separation arrangement that is different from that originally contemplated when an employment relationship began. AirNet entered into such an arrangement with Gary W. Qualmann. As discussed below, AirNet and Mr. Qualmann entered into a separation agreement and general release, dated as of October 3, 2007, which provided for his resignation from the positions he held with AirNet and terminated his employment agreement with AirNet dated as of May 3, 2005. This separation agreement is more thoroughly described below.

Employment Agreement for Bruce D. Parker

In connection with the election of Bruce D. Parker as AirNet's Chief Executive Officer and President on December 28, 2006, AirNet and Mr. Parker entered into an employment agreement. The original term of Mr. Parker's employment agreement was one year beginning December 28, 2006. The term of his employment agreement is automatically extended for successive one-year periods unless the Board notifies him that the term will not be extended at least 90 days prior to the end of the relevant term. The Board did not give Mr. Parker notice of the non-renewal of his employment agreement, and consequently his employment agreement was renewed for an additional one-year period. Mr. Parker's employment agreement expressly permits Mr. Parker to continue to own and operate his existing consulting company during the term of his employment.

Under the terms of his employment agreement, Mr. Parker receives an annual base salary of $360,000, which is reviewed annually and may be increased, but not decreased without Mr. Parker's written consent, by the Board. This salary is in effect for the fiscal year ending December 31, 2008 (the "2008 fiscal year"). Additionally, Mr. Parker received a sign-on bonus of $125,000 and is eligible for an annual bonus of up to 100% of his annual base salary, based upon the attainment of annual performance goals. The annual bonus, if any, will be paid in two installments, with the first based upon a target of 50% of his base salary and the attainment of goals for the period of January 1st through June 30th, and the second based upon a target of the remaining 50% of his base salary and the attainment of goals from July 1st through December 31st. Mr. Parker's aggregate bonus for the 2007 fiscal year was $205,200 as reflected in the **Summary Compensation Table for 2007** above. Additionally, Mr. Parker was granted options to purchase 150,000 common shares of AirNet under the 2004 Stock Incentive Plan at an exercise price of $2.95 per share, the closing price of AirNet's common shares on December 28, 2006. The options vested as to 75,000 of the common shares on the grant date, and as to the remaining 75,000 common shares on December 27, 2007.

During the term of his employment agreement, Mr. Parker is entitled to receive all fringe benefits provided to AirNet's senior executives, and will receive four weeks of vacation annually. As previously noted, AirNet will provide Mr. Parker with an apartment in the Columbus, Ohio metropolitan area and will reimburse him for his reasonable living expenses while in Columbus and his reasonable travel expenses (at coach rates) between his home and Columbus. The reimbursement and payment of these living and travel expenses will be grossed-up for federal income tax purposes.

If Mr. Parker's employment is terminated due to his death or his disability (as defined in his employment agreement), he is terminated for cause (as defined in his employment agreement) or he voluntarily terminates his employment, he or his beneficiary will be entitled to receive any accrued and unpaid base salary, the value of unused vacation, the value of unreimbursed expenses, and any rights to which Mr. Parker is entitled under AirNet's benefit plans and programs, paid in accordance with such plans and programs. If Mr. Parker's employment had terminated voluntarily as of December 31, 2007 or due to his death or disability or for cause, the amounts he or his beneficiary would have received in respect of the items described in this paragraph would have been approximately $85,000.

If Mr. Parker's employment is terminated without cause or he terminates his employment for good reason (as defined in his employment agreement), in addition to receiving all of the payments discussed in the preceding paragraph related to a voluntary termination of employment, all outstanding equity awards held by him will immediately vest in full and he will receive, within 30 days of the date of termination of employment, a lump-sum payment equal to 12 months' base salary. Based upon Mr. Parker's salary in effect on December 31, 2007, as of such date such lump-sum payment would have been $360,000. If Mr. Parker voluntarily terminates his employment in connection with the transition to a new chief executive officer selected by the Board or Mr. Parker's employment agreement expires without being renewed, Mr. Parker will receive all of the payments discussed in the preceding paragraph related to a voluntary termination of employment, all outstanding equity awards will immediately vest and he will receive, within 30 days of the date of termination of employment, a lump-sum payment equal to six months' base salary, which would have been $180,000 at December 31, 2007. At December 31, 2007, all of Mr. Parker's options were vested so no awards would have been accelerated.

"Cause" is defined in Mr. Parker's employment agreement to include: (i) intentionally causing AirNet or any of its affiliates to violate a law which is reasonable grounds for serious civil or criminal penalties against AirNet, an affiliate or the Board; (ii) committing fraud or acting with intentional misconduct or gross negligence in carrying out his duties under his employment agreement which has caused demonstrable and serious injury to AirNet; (iii) being convicted of any crime involving moral turpitude or a violation of federal or state securities laws; or (iv) intentionally committing a material breach of any material covenant, provision, term or condition in his employment agreement and, if the breach is capable of being cured, failing to cure the same within 10 days of written notice of the breach from the Board.

The following events qualify as "good reason" for Mr. Parker to terminate his employment: (i) Mr. Parker is not nominated as a director during the term of his employment agreement; (ii) the Board significantly and adversely changes the nature or scope of Mr. Parker's authority, powers, functions, duties or responsibilities; (iii) without Mr. Parker's prior consent, there is a substantial and continued reduction in the level of support services, staff, secretarial and other assistance to a level below that which is reasonably necessary for the performance of Mr. Parker's duties; (iv) AirNet commits a material breach of any material covenant, provision, term or condition in his employment agreement and, if the breach is capable of being cured, fails to cure the same within 10 days of written notice of the breach from Mr. Parker; or (v) without Mr. Parker's prior consent, AirNet fails to keep in place director and officer liability insurance covering Mr. Parker under substantially the same terms and in substantially the same amount as in existence prior to December 28, 2006.

Mr. Parker's employment agreement also provides for certain payments to Mr. Parker following a "change in control" as defined in Section 409A of the Internal Revenue Code. Upon a change in control, Mr. Parker will be entitled to receive a lump-sum payment equal to 12 months of his base salary in effect as of the date of such change in control.

Payment of such amount is not conditioned upon Mr. Parker's termination of employment following a change in control and is required to be made within 30 days of the change in control. Based upon Mr. Parker's salary in effect on December 31, 2007, the lump-sum payment would have been $360,000 had a change in control occurred on such date. In addition, all outstanding equity awards held by Mr. Parker will immediately vest in full upon a change in control and, for purposes of exercising such option awards, any subsequent termination of employment by Mr. Parker will be treated as a retirement under the terms of the 2004 Incentive Stock Plan. As of December 31, 2007, all of Mr. Parker's options had vested so no awards would have been accelerated on a change in control.

In the event the Board approves a strategic alternative that is completed based upon Mr. Parker's efforts, Mr. Parker will be deemed to have met all his financial objectives and personal goals established for him under AirNet's then current Incentive Compensation Plan for the six-month incentive compensation period in which the strategic alternative is completed. In such event, Mr. Parker will be entitled to receive his maximum incentive compensation target established under the then current Incentive Compensation Plan for such six-month period, prorated from the first day of such six-month period to the date the strategic alternative is completed. Such payment would be subject to, and made in accordance with, the terms and conditions of the then current Incentive Compensation Plan applicable to Mr. Parker. As of December 31, 2007, Mr. Parker's maximum incentive compensation payment for each six-month period under AirNet's 2007 Incentive Compensation Plan was $180,000.

To the extent any excise taxes are due on the amounts paid to Mr. Parker under the terms of his employment agreement, Mr. Parker will receive a gross-up payment that, after taxes, equals the amount of all excise taxes due.

Mr. Parker's employment agreement prohibits him from disclosing, both during and after his termination of employment, any secret or confidential information of AirNet, without the Board's prior written consent.

Employment Agreement for Jeffery B. Harris

Jeffery B. Harris is party to an employment agreement with AirNet, effective as of March 1, 2001. Mr. Harris' employment agreement provided for an initial employment period ending December 31, 2001, which has been and will be automatically renewed for successive one-year periods unless either party gives notice to the other of non-renewal at least 90 days prior to the end of the relevant employment period. AirNet did not give Mr. Harris notice of the non-renewal of the employment agreement, and consequently, the employment agreement was renewed for a one-year period ending December 31, 2007. Mr. Harris' agreement has been further renewed through December 31, 2008. Mr. Harris was entitled to receive an initial base salary of $230,000, which may be adjusted upward or downward on an annual basis by the Compensation Committee of the Board (the "Compensation Committee") based on a review of his performance. The initial base salary was the salary in effect for Mr. Harris on the date the employment agreement was entered into. Mr. Harris' base salary for the 2007 fiscal year was $230,000 and remains at that amount for the 2008 fiscal year. Mr. Harris is entitled to participate in any bonus plan which AirNet may establish and in AirNet's incentive stock plans, in each case at levels determined by the Compensation Committee. Mr. Harris is also entitled to receive all health and life insurance coverage, sick leave and disability programs, tax-qualified retirement plan contributions, paid holidays and vacations, perquisites and other fringe benefits provided by AirNet to its actively employed senior executives.

If Mr. Harris' employment is terminated by AirNet without "cause" (as defined in his employment agreement) or if Mr. Harris terminates his employment for "good reason" (as defined in his employment agreement), he will be entitled to receive (i) a continuation of his base salary then in effect for a period of 12 months, (ii) a continuation of group medical insurance for 18 months and (iii) any accrued but unpaid salary, accrued but unused vacation and unreimbursed business expenses. Based on Mr. Harris' base salary in effect on December 31, 2007, he would have received $230,000 of salary continuation over a 12-month period and continuing group medical insurance for 18 months in an estimated amount of $10,560 if his employment had been terminated as of December 31, 2007. The salary continuation period is extended to 18 months if the termination occurs on or after a "change in control" (as defined in his employment agreement). Based on Mr. Harris' base salary in effect on December 31, 2007, he would have received $345,000 of salary continuation over an 18-month period and continuing group medical insurance for 18 months in an estimated amount of $10,560 if his employment had been terminated as of December 31, 2007, following a change in control. Mr. Harris would also be entitled to receive a single lump-sum payment, within 30 days of the date his employment is terminated, equal to the pro-rata portion (based on days employed during the fiscal year in which employment terminated) of any non-discretionary bonus payable based on employment throughout the fiscal year; become fully vested in all employee benefit programs (other than the Retirement Savings Plan, in which his interest would vest according to the Retirement Savings Plan's terms); receive a lump-sum payment equal to his non-vested interest in the Retirement Savings Plan to the extent forfeited upon termination of employment; and be paid his reasonable, out-of-pocket fees and expenses in connection with outplacement services, in an amount not to exceed $15,000. If Mr. Harris' employment had been terminated by AirNet without cause or by Mr. Harris for good reason as of December 31, 2007, Mr. Harris would have received an accrued bonus payment equal to the amount actually awarded to him under the 2007 Incentive Compensation Plan and shown in the **Summary Compensation Table for 2007** above. Mr. Harris is fully vested under AirNet's Retirement Savings Plan; consequently, there would have been no payment to Mr. Harris related to any forfeiture under the Retirement Savings Plan. As of December 31, 2007, all of the unvested options held by Mr. Harris had an exercise price greater than the closing price of AirNet's common shares on December 31, 2007 (the last day of trading in the 2007 fiscal year) and, thus, had no value.

"Cause" is defined in Mr. Harris' employment agreement to include: (i) any willful breach of the material terms of the employment agreement; (ii) any willful breach of a material duty of employment assigned to Mr. Harris pursuant to the terms of his employment agreement; (iii) material refusal to perform the duties assigned to Mr. Harris pursuant to his employment agreement; (iv) theft or embezzlement of a material amount of AirNet's property; (v) fraud; or (vi) indictment for criminal activity other than minor misdemeanor traffic offenses.

The following events qualify as "good reason" for Mr. Harris to terminate his employment: (i) without his prior written consent, AirNet assigns Mr. Harris to duties which are materially inconsistent with or result in a material diminution of his position, authority, duties or responsibilities as set forth in his employment agreement, including failing to reappoint or reelect him to any such position; (ii) Mr. Harris' base salary is reduced for any reason other than in connection with the termination of his employment, unless such reduction is in connection with proportionate reductions in the salaries of all other executive officers of AirNet; (iii) without Mr. Harris' prior written consent, he is assigned to an office of AirNet located outside the Columbus, Ohio metropolitan area; (iv) AirNet fails to obtain an agreement from any successor or assign of AirNet to assume and agree to perform Mr. Harris' employment agreement; (v) AirNet provides notice that it will not extend the term of Mr. Harris' employment period; or (vi) AirNet otherwise materially breaches its obligations to make payments to Mr. Harris under his employment agreement.

If Mr. Harris' employment were terminated by AirNet for cause or by Mr. Harris without good reason, AirNet would pay him any accrued but unpaid base salary, any accrued but unused vacation and any unreimbursed business expenses.

Mr. Harris' employment agreement also provides for the continuation of salary and bonus (reduced by amounts payable under the terms of any disability benefit plan of AirNet), at the rate then in effect, following a disability until his employment is terminated as a result of the disability and for the continuation of group medical benefits for a period of 18 months following termination of his employment due to the disability. If Mr. Harris' employment had terminated as of December 31, 2007 due to his disability, he would have received continuing group medical insurance for 18 months in an estimated amount of $10,560. Mr. Harris would also be entitled to receive payment, determined as of the date of his termination, for any accrued but unpaid base salary, any accrued but unused vacation and any unreimbursed business expenses. If Mr. Harris' employment were terminated by his death, his beneficiary would be entitled to receive any base salary that is accrued but unpaid, any accrued but unused vacation and any unreimbursed business expenses.

Immediately upon the occurrence of a "change in control" of AirNet (as defined in his employment agreement), Mr. Harris would become fully vested in all employee benefit programs in which he was then a participant, including all options, but excluding any tax-qualified retirement or savings plan as to which his interest would vest in accordance with the applicable plan's terms. As of December 31, 2007, all of the unvested options held by Mr. Harris had an exercise price greater than the closing price of AirNet's common shares on December 31, 2007 (the last day of trading in the 2007 fiscal year) and, thus, had no value.

Mr. Harris' employment agreement contains confidentiality and non-competition provisions which prevent him from disclosing confidential information about AirNet and from competing with AirNet during his employment therewith and for an additional one year thereafter. In addition, during his employment with AirNet and for an additional one year thereafter, Mr. Harris may not solicit or hire, directly or indirectly, any employee of AirNet.

Employment Agreement for Larry M. Glasscock, Jr.

On May 3, 2005, AirNet entered into an employment agreement with Larry M. Glasscock, Jr. The employment agreement provided for an initial employment period ending December 31, 2006, which has been and will be automatically renewed for successive one-year periods unless either party gives notice to the other of non-renewal at least 90 days prior to the end of the relevant employment period. AirNet did not give Mr. Glasscock notice of the non-renewal of his employment agreement, and consequently his employment agreement was renewed for a one-year period ending December 31, 2007. Mr. Glasscock's agreement has been further renewed through December 31, 2008.

Mr. Glasscock was entitled to receive an initial annual base salary of $215,000, which may be adjusted upward or downward on an annual basis by the Compensation Committee based on its review of individual performance. The initial base salary was the salary in effect for Mr. Glasscock on the date the employment agreement was entered into. The base salary of Mr. Glasscock was $215,000 for the 2007 fiscal year and will remain at that amount for the 2008 fiscal year. Mr. Glasscock is entitled to participate in any bonus plan which AirNet may establish, at the level determined by the Compensation Committee, and is also entitled to receive all health and life insurance coverages, sick leave and disability programs, tax-qualified retirement plan contributions, paid holidays and vacations, perquisites and other fringe benefits of employment provided by AirNet to its actively employed senior executive officers. Mr. Glasscock is also entitled to participate in AirNet's incentive stock plans at levels determined by the Compensation Committee.

Mr. Glasscock's employment agreement contains confidentiality and non-competition provisions which prevent him from disclosing confidential information about AirNet and from competing with AirNet during his employment and for an additional period of one year following termination of his employment. In addition, during his employment with AirNet and for an additional period of one year thereafter, he may not solicit or hire, directly or indirectly, any employee of AirNet.

If Mr. Glasscock's employment is terminated by AirNet without "cause" (as defined in his employment agreement) or by him for "good reason" (as defined in his employment agreement), he will be entitled to receive (i) a continuation of his base salary then in effect (but no less than $215,000) for a period of 12 months, (ii) a continuation of group medical insurance for 12 months and (iii) any accrued but unpaid salary, accrued but unused vacation and unreimbursed business expenses. Based upon his base salary and medical and health care benefits in effect on December 31, 2007, Mr. Glasscock would receive $215,000 of salary continuation benefits over this 12-month period. Mr. Glasscock does not participate in AirNet's medical and health care plans. In addition, Mr. Glasscock would become fully vested in all employee benefit programs (other than with respect to any restricted stock which may be issued under the 2004 Stock Incentive Plan and any tax-qualified retirement or savings plan as to which his interest would vest in accordance with the terms of the applicable plan). He would also be entitled to receive a single lump-sum payment equal to the pro-rata portion (based on days employed during the fiscal year in which employment terminated) of any non-discretionary bonus payable based on employment throughout the fiscal year; receive a lump-sum payment equal to his non-vested interest under any tax-qualified retirement or savings plan maintained by AirNet to the extent forfeited upon termination of employment; and be paid his reasonable, out-of-pocket fees and expenses in connection with outplacement services, in an amount not to exceed $15,000. If his employment had terminated as of December 31, 2007, Mr. Glasscock would have received an accrued bonus payment equal to the amount actually awarded to him under the 2007 Incentive Compensation Plan and shown in the **Summary Compensation Table for 2007** above. Mr. Glasscock is fully vested under AirNet's Retirement Savings Plan; consequently, there would have been no payment to Mr. Glasscock related to any forfeiture under the Retirement Savings Plan. As of December 31, 2007, all of the unvested options held by Mr. Glasscock had an exercise price greater than the closing price of AirNet's common shares on December 31, 2007 (the last day of trading of the 2007 fiscal year) and, thus, had no value.

"Cause" is defined in Mr. Glasscock's employment agreement to include: (i) any willful breach of the material terms of the employment agreement; (ii) any willful breach of a material duty of employment assigned pursuant to the terms of the employment agreement other than a breach related to an assignment that would be a basis for Mr. Glasscock to terminate his employment for "good reason"; (iii) material refusal by Mr. Glasscock to perform the duties assigned to him pursuant to the terms of his employment agreement other than a refusal related to an assignment that would be a basis for him to terminate his employment for "good reason"; (iv) theft or embezzlement of a material amount of AirNet's property; (v) fraud; or (vi) indictment for criminal activity other than minor misdemeanor traffic offenses.

The following events qualify as "good reason" for Mr. Glasscock to terminate his employment: (i) without his prior written consent, AirNet assigns him duties which are materially inconsistent with his professional training and experience or to a position that is not substantially comparable to his position as Senior Vice President, Express Services; (ii) his base salary is reduced for any reason other than in connection with the termination of his employment; (iii) without his prior written consent, he is assigned to an office of AirNet located outside the Dallas-Fort Worth metropolitan area; (iv) AirNet fails to obtain an agreement from any successor or assign of AirNet to assume and agree to perform his employment agreement; or (v) AirNet otherwise materially breaches its obligations to make payments to him under his employment agreement.

If Mr. Glasscock's employment is terminated by AirNet for cause or by him without good reason, AirNet would pay him any accrued but unpaid base salary, any accrued but unused vacation and any unreimbursed business expenses.

Mr. Glasscock's employment agreement provides for the continuation of base salary and bonus (reduced by amounts payable under the terms of any disability benefit plan of AirNet), at the rate then in effect, following a disability until his employment is terminated as a result of the disability and for the continuation of group medical benefits for a period of 12 months following termination of his employment due to the disability. In addition, any disability plan in effect as of his date of termination would be continued. Mr. Glasscock' does not participate in AirNet's medical and health care plans. Mr. Glasscock would also be entitled to receive payment, determined as of the date of his termination, for any accrued but unpaid base salary, any accrued but unused vacation and any unreimbursed business expenses.

If Mr. Glasscock's employment is terminated by his death, his beneficiary would be entitled to receive any accrued but unpaid base salary, any accrued but unused vacation and any unreimbursed business expenses.

Amounts payable upon termination of Mr. Glasscock's employment would be deferred to the extent, if any, necessary to avoid the imposition of excise taxes and other penalties pursuant to Section 409A of the Internal Revenue Code but not by more than six months and a day from the termination date.

Immediately upon the occurrence of a "change in control" of AirNet (as defined in his employment agreement), Mr. Glasscock would become fully vested in all employee benefit programs in which he was then a participant, including all options but excluding any tax-qualified retirement or savings plan as to which his interest would vest in accordance with the applicable plan's terms. As of December 31, 2007, all of the unvested options held by Mr. Glasscock had an exercise price greater than the closing price of AirNet's common shares on December 31, 2007 (the last day of trading of the 2007 fiscal year) and, thus, had no value.

Separation Agreement for Gary W. Qualmann

Mr. Qualmann and AirNet entered into a separation agreement and general release dated as of October 3, 2007, which provided for Mr. Qualmann's resignation as Chief Financial Officer, Treasurer and Secretary of AirNet and which terminated the employment agreement between AirNet and Mr. Qualmann dated as of May 3, 2005. AirNet had previously notified Mr. Qualmann in writing on September 27, 2007 that his employment agreement would not be renewed after December 31, 2007, but that Mr. Qualmann would remain with AirNet and in his positions after such date without an agreement.

Under the terms of the separation agreement, Mr. Qualmann continued to be employed by AirNet until October 12, 2007. After such date, he received all accrued but unpaid base salary and unreimbursed business expenses. Mr. Qualmann also received a lump-sum payment of $141,780, which represents (i) six months' salary, (ii) an agreed upon amount with respect to unused vacation time, (iii) an amount equal to the premiums required for Mr. Qualmann and his eligible dependents to continue their coverage under AirNet's group health plan for twelve months after October 31, 2007 and (iv) $15,000 for use by Mr. Qualmann to obtain certain outplacement service. Mr. Qualmann also received all benefits due him under AirNet's employee benefit plans, paid in accordance with the terms of such plans.

Mr. Qualmann agreed not to compete with AirNet and not to solicit for hire or knowingly hire, directly or indirectly, certain employees of AirNet for a period of 12 months. He has also agreed that he would maintain the confidentiality of information regarding AirNet and its affiliates obtained by him through his employment. Further, Mr. Qualmann released AirNet from any claims or causes of action he may have against AirNet, and AirNet agreed to indemnify him to the fullest extent permitted by AirNet's amended and restated articles of incorporation and code of regulations for any expenses from suits related to his service with AirNet. Mr. Qualmann also agreed not to disparage or otherwise comment negatively about AirNet or any of its officers, directors, shareholders, affiliates and employees, among others, except to the extent that Mr. Qualmann is required by applicable law to testify and only then to the extent that such testimony is fair and accurate. AirNet made a similar agreement not to disparage or otherwise comment negatively about Mr. Qualmann.

AirNet's 2007 Incentive Compensation Plan

On March 28, 2007, the Board of Directors of AirNet, upon the recommendation of the Compensation Committee, adopted the 2007 Incentive Compensation Plan (the "2007 Incentive Plan"). The purpose of the 2007 Incentive Plan was to promote the following goals of AirNet for the 2007 fiscal year by providing incentive compensation to certain employees of AirNet:

- attaining designated levels of pre-tax income;

- achieving designated levels of Express Services revenues and contribution margin;
- reducing AirNet's operating costs;
- establishing AirNet as the express air carrier of choice for highly controlled and time sensitive shipments;
- leveraging AirNet's aviation infrastructure to improve contribution margin;
- operating in all areas of AirNet's business in an absolutely safe, highly professional, dependable, efficient and customer focused manner; and
- developing AirNet's leadership team.

Participants in the 2007 Incentive Plan included AirNet's executive officers – Bruce D. Parker (Chairman of the Board, Chief Executive Officer and President), Larry M. Glasscock, Jr. (Senior Vice President, Express Services), Jeffery B. Harris (Senior Vice President and Chief Operating Officer), Ray L. Druseikis (Vice President of Finance and Controller and Interim Chief Financial Officer, Treasurer and Secretary) and Craig A. Leach (Vice President, Information Systems) -- and certain department managers and department directors. There were 37 participants in the 2007 Incentive Plan who received payments under its terms.

The targeted incentive compensation payment a participant could have earned under the 2007 Incentive Plan ranged from 20% to 100% of the participant's base salary, depending upon such participant's level of responsibility for achieving AirNet's goals for the 2007 fiscal year. The targeted percentage of annual base salary that each of AirNet's executive officers could have earned as incentive compensation under the 2007 Incentive Plan was as follows: Bruce D. Parker, 100%; Larry M. Glasscock, Jr. and Jeffery B. Harris, 75%; and Ray L. Druseikis and Craig A. Leach, 50%.

Payments under the 2007 Incentive Plan were based on a combination of AirNet's (i) pre-tax income for the 2007 fiscal year, (ii) Express Services revenues and contribution margins for the 2007 fiscal year, and (iii) the achievement of personal goals assigned to each participant. The Compensation Committee determined the personal goals of the Chief Executive Officer. The Chief Executive Officer determined the personal goals for the other executive officers, which were reviewed and approved by the Compensation Committee. The personal goals of other participants were approved by the Chief Executive Officer and reviewed by the Compensation Committee. The personal goals approved by the Compensation Committee for each of the executive officers related to specific business objectives with respect to general business operations (e.g., regulatory compliance, expense reductions, etc.) and each business segment (e.g., execution of specific contracts with customers and vendors, cost reductions, service improvements, etc.).

With the exception of Bruce D. Parker, no incentive compensation was to be paid under the 2007 Incentive Plan unless AirNet achieved at least 80% of its targeted pre-tax income for the 2007 fiscal year. Mr. Parker was eligible to receive the portion of his incentive compensation potential allocated to his personal goals without regard to AirNet's attainment of its financial objectives. Once the designated threshold level of pre-tax income was achieved, potential incentive compensation payouts were to increase at predetermined levels until the maximum incentive compensation payout of approximately $1.7 million was reached at approximately 140% of AirNet's targeted pre-tax income for the 2007 fiscal year.

Once the aggregate potential incentive compensation payout was determined based upon the level of pre-tax income achieved by AirNet during the 2007 fiscal year, each participant's incentive compensation payment was to be determined based upon the following three components of the 2007 Incentive Compensation Plan: (i) pre-tax income for the 2007 fiscal year; (ii) Express Services revenues and contribution margins for the 2007 fiscal year; and (iii) the achievement of personal goals. With the exception of Mr. Parker, 20% of each participant's incentive compensation payout was allocated to the attainment of personal goals. Forty percent of Mr. Parker's incentive compensation payment was allocated to the attainment of personal goals. The portion of each participant's incentive compensation potential that was not allocated to the attainment of personal goals was to be allocated to the attainment of predetermined levels of pre-tax income and Express Services revenues and contribution margin based upon such participant's responsibility for achieving such goals.

No incentive compensation was to be earned with respect to the Express Services component of the 2007 Incentive Plan unless AirNet achieved at least 100% of its targeted Express Services revenues and contribution margin. Once the designated threshold levels of Express Services revenues and contribution margin were achieved, potential incentive compensation payouts under the Express Services component of the 2007 Incentive Plan were to increase at predetermined levels until the maximum Express Services compensation payout level was achieved.

Mr. Parker's incentive compensation payments under the 2007 Incentive Plan were based upon the achievement of certain pre-determined financial objectives and personal goals for the first six months of the 2007 fiscal year and the last six months of the 2007 fiscal year. Mr. Parker was eligible to receive up to 50% of his annual base salary in each six-month period, subject to the attainment of predetermined financial objectives and personal goals. In each six-month incentive compensation period, Mr. Parker's incentive compensation potential was allocated among Mr. Parker's financial objectives and personal goals as follows:

- 30% of Mr. Parker's incentive compensation potential was based upon attaining at least 100% of the targeted pre-tax income for the applicable six-month period;
- 30% of Mr. Parker's incentive compensation potential was based upon attaining at least 100% of the targeted Express Services revenues and contribution margin for the applicable six-month period; and
- 40% of Mr. Parker's incentive compensation potential was based upon the attainment of the personal goals established for Mr. Parker by the Board of Directors.

The Board of Directors established the following personal goals for Mr. Parker for the 2007 fiscal year:

- development of an AirNet operating vision, including specific objectives and strategy;
- development of a chief executive officer succession plan; and
- developing AirNet's management into an integrated team working to achieve specific objectives.

The Board of Directors evaluated Mr. Parker's performance at the end of each six month incentive compensation period and determined his incentive compensation payment based upon AirNet's financial performance and achievement of Mr. Parker's personal goals during such period.

Except for payments to Mr. Parker and AirNet's other executive officers, payments under the 2007 Incentive Plan were paid quarterly commencing with the first quarter of the 2007 fiscal year based upon AirNet's year to date financial performance. With the exception of Mr. Parker, payments of incentive compensation to AirNet's executive officers were made in the first quarter of the 2008 fiscal year based upon AirNet's performance and each executive officer's performance for the 2007 fiscal year. Mr. Parker's incentive compensation payments were made in two installments on September 14, 2007 and March 13, 2008. In order to receive a payment, a participant must have been actively employed by AirNet at the time the payment was made. New employees who qualified for the 2007 Incentive Compensation Plan were eligible to participate on the first day of the calendar quarter following their date of hire.

In the event the incentive compensation payments otherwise available for payment under the 2007 Incentive Plan based upon AirNet's level of pre-tax income were not to be paid to certain participants as a result of such participants' failure to attain their personal goals or AirNet's failure to attain the predetermined levels of Express Services revenues or contribution margin, such unpaid amounts could have been awarded at the discretion of the Compensation Committee to participants in the 2007 Incentive Plan or to other employees of AirNet not participating in the 2007 Incentive Plan. In the event such discretionary awards were made to any participant, including AirNet's executive officers, the total incentive compensation payment to any such participant could have exceeded the targeted incentive compensation payment to such participant as described above.

On November 6, 2007, the Board of Directors of AirNet, upon the recommendation of the Compensation Committee, amended the 2007 Incentive Plan so that for purposes of computing the pre-tax income of AirNet for the 2007 fiscal year, the $2.2 million non-cash impairment charge recorded by AirNet in the third quarter of the 2007 fiscal year would be disregarded and AirNet's pre-tax income for the 2007 fiscal year would be computed as if no impairment charge had been incurred.

During the 2007 fiscal year and the fiscal year ending March 31, 2008, AirNet made payments under the terms of the 2007 Incentive Plan in the aggregate amount of approximately $1.0 million, which included $71,500 paid to Mr. Parker in 2007 as described above. In March of 2008, the following executive officers of AirNet were paid the following amounts for 2007 performance under the 2007 Incentive Plan: Bruce D. Parker - $133,200; Jeffery B. Harris - $125,600; Larry M. Glasscock, Jr. - $94,200; Craig A. Leach - $58,100; and Ray L. Druseikis -$55,000.

AirNet's 2008 Incentive Compensation Plan

On March 29, 2008, AirNet's Board adopted the 2008 Incentive Compensation Plan (the "2008 Incentive Plan") for the 2008 fiscal year. A description of the 2008 Incentive Plan was included in **ITEM 9B – OTHER INFORMATION** of, and a summary of the 2008 Incentive Plan was filed as Exhibit 10.29 to AirNet's Original Form 10-K.

Stock Purchase Program

All employees of AirNet and its subsidiaries, including its executive officers, are given the opportunity to purchase common shares of AirNet through a stock purchase program. The stock purchase program was offered under the 1996 Incentive Stock Plan through the offering period which ended June 30, 2004 and has been offered under the 2004 Stock Incentive Plan since July 1, 2004. Pursuant to this payroll deduction program, which is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 under the Internal Revenue Code, employees are able to purchase common shares of AirNet during offering periods of such duration (not exceeding 12 months) as the Compensation Committee determines. The price at which common shares may be purchased will be the price determined by the Compensation Committee prior to the start of an offering period and may not be less than the lesser of 85% of the fair market value of the common shares on the first business day of each offering period and 85% of the fair market value of the common shares on the last business day of each offering period. Historically, under the stock purchase program there have been four offering periods of three months each per calendar year and the purchase price has been equal to the lesser of 85% of the fair market value of the common shares on the first business day of each offering period and 85% of the fair market value of the common shares on the last business day of each offering period. The Compensation Committee, however, has the discretion to change the number and frequency of offering periods and the purchase price under the stock purchase program.

Director Compensation

The following table summarizes the total compensation of each of the individuals who served as a non-employee director of AirNet during the 2007 fiscal year, with the exception of Bruce D. Parker as explained below.

Director Compensation for 2007

Name(1)	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
James M. Chadwick	$ 69,500	$ 10,931	$ 3,763	$ 84,194
Russell M. Gertmenian (5)	$ 24,000	$ 1,213 (6)	--	$ 25,213
Gerald Hellerman	$ 70,000	$ 10,931	$ 2,964	$ 83,895
Thomas J. Kiernan (7)	$ 15,000	$ 6,268	$ 675	$ 21,943
Robert H. Milbourne (7)	$ 15,000	$ 6,268	$ 412	$ 21,680
James E. Riddle	$105,500	$ 4,014	$12,714	$ 122,228

(1) Bruce D. Parker, AirNet's Chief Executive Officer and President, is not included in this table. The compensation paid to Mr. Parker for the 2007 fiscal year is shown in the **Summary Compensation Table for 2007** above.

(2) The amounts shown in this column reflect the amount of cash compensation earned by each non-employee director in the 2007 fiscal year for Board and Board committee service.

(3) The amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes (without reduction for assumed forfeitures) for the 2007 fiscal year in accordance with FAS 123(R) of option awards granted under the 1996 Incentive Stock Plan and the 2004 Stock Incentive Plan during the 2007 fiscal year as well as prior to 2007. Assumptions used in the calculation of these amounts are included in "Note 6. Incentive Stock Plans" of the Notes to Consolidated Financial Statements included in **ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA** of AirNet's Original Form 10-K.

The aggregate number of common shares underlying options outstanding at December 31, 2007 for each of the individuals included in this table were: (a) James M. Chadwick – 24,000 common shares (12,800 exercisable and 11,200 unexercisable); (b) Gerald Hellerman – 24,000 common shares (12,800 exercisable and 11,200 unexercisable); (c) Thomas J. Kiernan – 20,000 common shares (4,000 exercisable and 16,000 unexercisable); (d) Robert H. Milbourne – 20,000 common shares (4,000 exercisable and 16,000 unexercisable); and (e) James E. Riddle – 40,000 common shares (36,000 exercisable and 4,000 unexercisable).

(4) The amounts shown in this column represent the reimbursement of travel expenses incurred by each non-employee director during the 2007 fiscal year.

(5) Russell M. Gertmenian served as a director of AirNet during the 2007 fiscal year, until his resignation from the Board effective August 17, 2007.

(6) Following Mr. Gertmenian's resignation from the Board, his vested options (covering an aggregate of 48,400 common shares) held as of August 17, 2007 remained exercisable until November 15, 2007; however, he did not exercise any of these vested options. The unvested options (covering an aggregate of 1,600 common shares) held by Mr. Gertmenian on August 17, 2007 were forfeited in accordance with their respective terms.

(7) Thomas J. Kiernan and Robert H. Milbourne were appointed to the Board on September 25, 2007, and the amounts shown in the table reflect pro rated amounts for a partial year of service.

Cash Compensation

AirNet's directors who are not officers or employees of AirNet ("Non-Employee Directors") are paid fees for their services as members of the Board and its committees. The current Non-Employee Directors of AirNet are James M. Chadwick, Gerald Hellerman, Thomas J. Kiernan, Robert H. Milbourne and James E. Riddle. Each of James M. Chadwick, Gerald Hellerman and James E. Riddle also served as a Non-Employee Director throughout the 2007 fiscal year. Thomas J. Kiernan and Robert H. Milbourne were appointed to the Board as Non-Employee Directors on September 25, 2007. Russell M. Gertmenian, who resigned from the Board effective August 17, 2007, was also a Non-Employee Director during the 2007 fiscal year, serving from January 1, 2007 until August 17, 2007.

The quarterly fee paid during the 2007 fiscal year and to be paid during the 2008 fiscal year for serving as a Non-Employee Director has been and remains $6,000. The fee for attending each meeting of the full Board in person was $2,000 during the 2007 fiscal year and continues to be the same amount during the 2008 fiscal year. The fee for attending telephonic meetings of the full Board was $1,000 for each meeting attended during the 2007 fiscal year and remains that amount during the 2008 fiscal year.

The fee for Audit Committee members has been and remains $2,000 per meeting attended in person during each of the 2007 fiscal year and the 2008 fiscal year, with the Chair of the Audit Committee receiving an additional $1,000 per meeting attended in person. The fee for Compensation Committee members and Nominating and Corporate Governance Committee members has been and remains $1,000 per meeting attended in person during each of the 2007 fiscal year and the 2008 fiscal year, with the Chair of each of those Committees receiving an additional $2,000 for each meeting of the Committee attended in person. The fees for attending telephonic meetings of each Committee held during each of the 2007 fiscal year and the 2008 fiscal year have been and remain one-half (50%) of the amount of the fees for attending a meeting of the particular Committee in person.

On December 16, 2005, AirNet's Board established a Strategy Committee to work with management on the ongoing business strategy and alternatives for AirNet to enhance shareholder value. The Strategy Committee was comprised of Bruce D. Parker and James M. Chadwick. The Strategy Committee was dissolved on February 27, 2007. The Strategy Committee did not meet during the 2007 fiscal year and no fees were paid to Strategy Committee members during the 2007 fiscal year prior to the dissolution of the Strategy Committee.

As the lead director of AirNet, James E. Riddle received an additional quarterly fee of $6,000 for service in that capacity during the 2007 fiscal year and continues to receive that amount during the 2008 fiscal year.

The Non-Employee Directors meet without management present in connection with each of the regularly scheduled meetings of the full Board and receive no meeting fees for attending such meetings. To the extent the Non-Employee Directors determine to meet by telephone or in person other than in connection with a regularly scheduled Board meeting, they receive $2,000 per meeting attended in person and $1,000 per telephonic meeting.

Because he is an officer and employee of AirNet, Bruce D. Parker has not received, and will not receive, any fees for serving as a director of AirNet.

The directors are reimbursed for out-of-pocket expenses incurred in connection with their service as directors, including travel expenses.

Director Deferred Compensation Plan

Effective May 27, 1998, AirNet established the AirNet Systems, Inc. Director Deferred Compensation Plan (the "Director Deferred Plan"). The Director Deferred Plan enables a Non-Employee Director to defer all or a part of his director's fees, including federal income tax thereon. Such deferred fees may be credited to (i) a cash account where the funds will earn interest at the rate prescribed in the Director Deferred Plan, or (ii) a stock account where the funds will be converted into an AirNet common share equivalent (determined by dividing the amount to be allocated to the Non-Employee Director's stock account by the fair market value of AirNet's common shares when the credit to the stock account is made). In his deferral election, a Non-Employee Director may elect whether distribution of the amount in his account(s) under the Director Deferred Plan is to be made in a single lump sum payment or in equal annual installments, payable over a period of not more than ten years. Distributions begin within 30 days of the earlier of (a) the date specified by a Non-Employee Director at the time a deferral election is made or (b) the date the Non-Employee Director ceases to be a director. Cash accounts are to be distributed in the form of cash and stock accounts are to be distributed in the form of common shares or cash, as selected by AirNet. As of the date of this Amendment, none of the Non-Employee Directors had participated in the Director Deferred Plan during the 2008 fiscal year, and none did so in either the 2006 fiscal year or the 2007 fiscal year.

Options Granted under 1996 Incentive Stock Plan

Non-Employee Directors were automatically granted options to purchase AirNet common shares in accordance with the terms of the 1996 Incentive Stock Plan. Pursuant to the 1996 Incentive Stock Plan, each individual newly-elected or appointed as a Non-Employee Director from August 19, 1998 until June 4, 2004 was automatically granted an option to purchase 20,000 AirNet common shares effective on the date of his election or appointment to the Board. In addition, on the first business day of each of the 2002, 2003 and 2004 fiscal years, each individual who was then serving as a Non-Employee Director and had served for at least one full one-year term as a Non-Employee Director, was automatically granted an option to purchase 4,000 AirNet common shares. All of these options were granted with an exercise price per share equal to the fair market value of the common shares on the respective grant date. In addition, all of these options vested and became exercisable with respect to 20% of the common shares covered thereby on each of the grant date and the first, second, third and fourth anniversaries of the grant date.

Each option granted to a Non-Employee Director under the 1996 Incentive Stock Plan has a ten-year term. If a Non-Employee Director ceases to be a member of the Board, his vested options may be exercised for a period of three months (12 months in the case of a Non-Employee Director who becomes disabled or dies) after the date his service ends, subject in each case to the stated term of each option. However, a Non-Employee Director who ceases to be a director after having been convicted of, or pled guilty or nolo contendere to, a felony immediately forfeits all of his options.

Following the approval of the AirNet Systems, Inc. 2004 Stock Incentive Plan by the shareholders of AirNet at the 2004 Annual Meeting of Shareholders, no further options have been or will be granted to the Non-Employee Directors under the 1996 Stock Incentive Plan.

Options Granted under 2004 Stock Incentive Plan

Under the 2004 Stock Incentive Plan, each newly-elected or appointed Non-Employee Director after June 4, 2004 has been and is to be granted an option to purchase 20,000 AirNet common shares effective on the date of his election or appointment to the Board. In accordance with the terms of the 2004 Stock Incentive Plan, on July 20, 2005, each of James M. Chadwick and Gerald Hellerman was automatically granted an option to purchase 20,000 common shares with an exercise price of $4.26 per share and (ii) on September 25, 2007, each of Thomas J. Kiernan and Robert H. Milbourne was automatically granted an option to purchase 20,000 common shares with an exercise price of $2.52 per share.

In addition, on the first business day of each fiscal year, each individual who is then serving as a Non-Employee Director and has served for at least one full one-year term as a Non-Employee Director, is automatically granted an option to purchase 4,000 AirNet common shares. On January 2, 2007 (the first business day of the 2007 fiscal year), each of the individuals then serving as a Non-Employee Director who had served for at least one full one-year term on that date, thereby being eligible for the grant – James M. Chadwick, Russell M. Gertmenian, Gerald Hellerman and James E. Riddle – was automatically granted an option to purchase 4,000 AirNet common shares with an exercise price of $2.91. Each of the individuals serving as a Non-Employee Director on January 2, 2008 (the first business day of the 2008 fiscal year) who had served for at least one full one-year term on that date, thereby being eligible for the grant – James M. Chadwick, Gerald Hellerman and James E. Riddle — was automatically granted an option to purchase 4,000 AirNet common shares with an exercise price of $1.87.

Each option automatically granted under the 2004 Stock Incentive Plan vests and becomes exercisable as to 20% of the common shares covered thereby on each of the grant date and the first, second, third and fourth anniversaries of the grant date. Each option automatically granted under the 2004 Stock Incentive Plan must have an exercise price per share equal to the closing price of the underlying common shares as reported on the AMEX on the grant date (or, if the grant date is not a trading day on AMEX, on the first trading day following the grant date). Any outstanding unvested options will become fully exercisable (i) if the Non-Employee Director retires from service as an AirNet director after having served at least one full one-year term, becomes totally disabled or dies or (ii) if AirNet undergoes a merger or consolidation or reclassification of the common shares or the exchange of the common shares for the securities of another entity (other than a subsidiary of AirNet) that has acquired AirNet's assets or which is in control of an entity that has acquired AirNet's assets.

Once vested and exercisable, each option automatically granted to a Non-Employee Director under the 2004 Stock Incentive Plan will remain exercisable until the earlier to occur of (i) ten years after the grant date or (ii) three months after the Non-Employee Director ceases to be a member of the Board (24 months in the case of a Non-Employee Director who becomes disabled, dies or retires after having served at least one full one-year term), subject in each case to the stated term of each option. However, if a Non-Employee Director's service as a director is terminated for cause, he will immediately forfeit his options.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table furnishes information regarding the beneficial ownership of common shares of AirNet by (i) each current director of AirNet, (ii) each individual who qualifies as a named executive officer of AirNet as defined in Item 402(m)(2) of SEC Regulation S-K, and (iii) all current directors and executive officers of AirNet as a group, in each case as of April 25, 2008.

	Amount and Nature of Beneficial Ownership (1)			
Name of Beneficial Owner or Number of Persons in Group	Common Shares Presently Held	Common Shares Which Can Be Acquired Upon Exercise of Options Which Are Currently Exercisable or Which Will First Become Exercisable Within 60 Days (2)	Total	Percent of Class (3)
James M. Chadwick	34,800 (4)	14,400	49,200	(5)
Gerald Hellerman	0	14,400	14,400	(5)
Thomas J. Kiernan	0	4,000	4,000	(5)
Robert H. Milbourne	0	4,000	4,000	(5)
Bruce D. Parker (6)	0	174,000	174,000	(5)
James E. Riddle	5,000	38,400	43,400	(5)
Larry M. Glasscock, Jr. (6)	10,000	40,000	50,000	(5)
Jeffery B. Harris (6)	4,719	72,130	76,849	(5)
Gary W. Qualmann (6)(7)	0	0	0	(5)
All current directors and executive officers as a group (10 individuals) (8)	54,519	393,330	447,849	3.6%

(1) Unless otherwise indicated in the footnotes to this table, each beneficial owner has sole voting and dispositive power with respect to all of the common shares reflected in this table for such beneficial owner. All fractional shares have been rounded down to the nearest whole common share.

(2) Does not include options which are not currently exercisable and which will not first become exercisable within 60 days of April 25, 2008, as to the following number of common shares: (a) Mr. Chadwick – 13,600 common shares; (b) Mr. Hellerman – 13,600 common shares; (c) Mr. Kiernan – 16,000 common shares; (d) Mr. Milbourne – 16,000 common shares; (e) Mr. Riddle – 5,600 common shares; and (f) all current directors and executive officers as a group – 64,800 common shares.

(3) The "Percent of Class" computation is based upon the total number of common shares beneficially owned by the named person or group divided by the sum of (i) 12,113,808 common shares outstanding on April 25, 2008, and (ii) the number of common shares, if any, as to which the named person or group has the right to acquire beneficial ownership upon the exercise of options which are currently exercisable or which will first become exercisable within 60 days of April 25, 2008.

(4) These 34,800 common shares are owned of record by Nadel and Gussman Combined Funds LLC. Mr. Chadwick has sole dispositive power as to the 34,800 common shares owned by Nadel and Gussman Combined Funds LLC.

(5) Represents ownership of less than 1% of the outstanding common shares.

(6) Individual who qualifies as a named executive officer of AirNet as defined in Item 402(m)(2) of SEC Regulation S-K. Mr. Parker also serves as a director of AirNet.

(7) Mr. Qualmann resigned from his positions as AirNet's Chief Financial Officer, Secretary and Treasurer effective October 3, 2007 and separated from service with AirNet and its subsidiaries effective as of October 12, 2007.

(8) Includes the six directors identified in this table and Messrs. Ray L. Druseikis – Vice President of Finance and Controller; Interim Chief Financial Officer, Treasurer and Secretary; Larry M. Glasscock, Jr. – Senior Vice President, Express Services; Jeffery B. Harris – Senior Vice President and Chief Operating Officer; and Craig A. Leach – Vice President, Information Systems.

The following table furnishes information regarding the beneficial ownership of common shares of AirNet by each person known by AirNet to beneficially own more than 5% of AirNet's outstanding common shares as of April 25, 2008 (unless otherwise indicated).

	Amount and Nature of Beneficial Ownership (1)			
Name and Address of Beneficial Owner	Common Shares Presently Held	Common Shares Which Can Be Acquired Upon Exercise of Options Which Are Currently Exercisable or Which Will First Become Exercisable Within 60 Days	Total	Percent of Class (2)
AirNet Holdings, Inc.(3) .... AirNet Acquisition, LLC Bayside AirNet Holdings, Inc. 1001 Brickell Bay Drive, 26th Floor Miami, FL 33131	1,934,197	0	1,934,197	16.0%
Heartland Advisors, Inc. (4).................... William J. Nasgovitz 789 North Water Street Milwaukee, WI 53202	1,325,000 (4)	0	1,325,000 (4)	10.9%
Bulldog Investors; Phillip Goldstein; Andrew Dakos (5)........ 60 Heritage Drive Pleasantville, NY 10570	932,943 (5)	0	932,943 (5)	7.7%
Dimensional Fund Advisors LP (6).......... 1299 Ocean Avenue Santa Monica, CA 90401	882,767 (6)	0	882,767 (6)	7.3%
Clam Partners, LLC (7)........................... Clam Manager, LLC Gregory A. Carlin 900 N. Michigan Avenue Suite 1900 Chicago, IL 60611	430,000 (7)	0	430,000 (7)	3.5%
BCB Consultants, LLC (7)....................... Black Sheep Partners, LLC Black Sheep Partners II, LLC Brian C. Black 900 N. Michigan Avenue Suite 1900 Chicago, IL 60611	220,000 (7)	0	220,000 (7)	1.8%

(1) Unless otherwise indicated in the footnotes to this table, each beneficial owner has sole voting and dispositive power with respect to all of the common shares reflected in this table for such beneficial owner.

(2) Except as otherwise noted, the "Percent of Class" computation is based upon the total number of common shares beneficially owned by the named person divided by 12,113,808 common shares outstanding on April 25, 2008.

(3) On March 31, 2008, AirNet Holdings, Inc. ("AirNet Holdings") purchased 1,934,197 common shares from AirNet at a price of $2.81 per share. AirNet Holdings is a subsidiary of AirNet Acquisition, LLC, a Delaware limited liability company ("AirNet Acquisition LLC"). Bayside AirNet Holdings, Inc., a Delaware corporation

("Bayside AirNet Holdings"), owns all of the voting equity of AirNet Acquisition LLC and, therefore, Bayside AirNet Holdings may be deemed to have sole voting and investment power with respect to securities held by AirNet Acquisition LLC, which has sole voting and investment power with respect to securities held by AirNet Acquisition. Accordingly, Bayside AirNet Holdings and AirNet Acquisition LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the beneficial owner of AirNet common shares held by AirNet Holdings. Although Bayside AirNet Holdings has sole voting and investment power with respect to the securities held by AirNet Acquisition LLC, Bayside Opportunity Fund, L.P. ("Bayside Opportunity Fund") provided the funding necessary to complete the acquisition of the AirNet common shares and owns a nonvoting interest in AirNet Acquisition LLC. Bayside AirNet Holdings and AirNet Acquisition LLC disclaim beneficial ownership of the common shares of AirNet beneficially owned by them, except to the extent of their pecuniary interest in such common shares.

(4) Based on information contained in a Schedule 13G amendment filed with the SEC on February 8, 2008, Heartland Advisors, Inc., a registered investment adviser ("HAI"), and William J. Nasgovitz, President and principal shareholder of HAI, were reported to have beneficially owned 1,325,000 common shares as of December 31, 2007 (10.9% of the outstanding common shares on April 25, 2008), with shared voting power as to 1,225,000 common shares and shared dispositive power as to 1,325,000 common shares. The Heartland Value Fund, a series of the Heartland Group, Inc., a registered investment company, was reported to own 903,000 of the common shares reported (or 7.5% of the outstanding common shares on April 25, 2008). The remaining common shares reported were owned by various other accounts managed by HAI on a discretionary basis. HAI may be deemed to have beneficially owned the 1,325,000 common shares reported by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time. Mr. Nasgovitz may be deemed to have beneficially owned the 1,325,000 common shares reported as a result of his ownership interest in HAI. HAI and Mr. Nasgovitz specifically disclaimed beneficial ownership of the common shares reported and did not admit that they constitute a group.

(5) Based on information contained in a Schedule 13D amendment filed with the SEC on April 17, 2008 by Bulldog Investors, Phillip Goldstein and Andrew Dakos, which reported that Bulldog Investors, Phillip Goldstein and Andrew Dakos were deemed to be the beneficial owners of 932,943 common shares. Phillip Goldstein, whose business address is 60 Heritage Drive, Pleasantville, NY 10570, and Andrew Dakos, whose business address is 43 Waterford Drive, Montville, NJ 07045, were reported to have sole power to vote and dispose of the 932,943 common shares.

(6) Based on information contained in a Schedule 13G amendment filed with the SEC on February 6, 2008, Dimensional Fund Advisors LP, a registered investment adviser ("Dimensional"), was reported to have beneficially owned 882,767 common shares as of December 31, 2007, all of which were held in portfolios of four registered investment companies to which Dimensional furnishes investment advice and of other commingled group trusts and separate accounts for which Dimensional serves as investment manager. Dimensional reported sole voting and dispositive power over the reported common shares. The common shares reported were owned by these investment companies, trusts and accounts. In its role as investment adviser or investment manager, Dimensional was reported to possess both sole voting power and sole dispositive power as to the common shares held in the portfolios of these investment companies, trusts and accounts. Dimensional disclaimed beneficial ownership of the reported common shares.

(7) Based on information contained in a Schedule 13G jointly filed by the persons identified in this footnote (7) [but without affirming the existence of a group] with the SEC with a filing date of March 1, 2007 (the "Clam Partners – Black Sheep Schedule 13G"), which has not been further amended as of the date of this Amendment, as of February 2, 2007, Clam Partners, LLC ("Clam Partners") was reported to have beneficially owned 430,000 common shares (or 3.5% of the outstanding common shares on April 25, 2008). Clam Manager, LLC ("Clam Manager"), the manager of Clam Partners, was reported to have the power to direct the vote and disposition of the common shares held by Clam Partners and to have beneficially owned the 430,000 common shares owned by Clam Partners. Gregory A. Carlin, as Managing Member of Clam Manager, was reported to have beneficially owned the same number of common shares (430,000 common shares) reported by Clam Manager. Each of Clam Manager and Gregory A. Carlin disclaimed beneficial ownership of the 430,000 common shares owned by Clam Partners except to the extent of their respective pecuniary interests therein.

Based on information contained in the Clam Partners – Black Sheep Schedule 13G, as of February 2, 2007, Black Sheep Partners, LLC ("Black Sheep") was reported to have beneficially owned 142,900 common shares (or 1.2% of the outstanding common shares on April 25, 2008) and Black Sheep Partners II, LLC ("Black Sheep II") was reported to have beneficially owned 77,100 common shares (or 0.6% of the outstanding common shares on April 25, 2008). BCB Consultants, LLC ("BCB Consultants"), the manager of each of Black Sheep and Black Sheep II, was reported to have the power to direct the vote and disposition of the common shares held by each of Black Sheep and Black Sheep II and to have beneficially owned an aggregate amount of 220,000 common shares (or 1.8% of the outstanding common shares on April 25, 2008), consisting of the common shares owned by Black Sheep and the common shares owned by Black Sheep II. Brian C. Black, as Managing Member of BCB Consultants, was reported to have beneficially owned the same number of common shares (220,000 common share) reported by BCB Consultants. Each of BCB Consultants and Brian C. Black disclaimed beneficial ownership of the 142,900 common shares owned by Black Sheep and the 77,100 common shares owned by Black Sheep II, except to the extent of their respective pecuniary interests therein.

Equity Compensation Plan Information

AirNet has three equity compensation plans under which common shares may be issued to eligible officers, directors or employees of AirNet and its subsidiaries in exchange for consideration in the form of goods or services: the 1996 Incentive Stock Plan, the 2004 Stock Incentive Plan and the Director Deferred Plan. The 1996 Incentive Stock Plan and the 2004 Stock Incentive Plan have been approved by the shareholders of AirNet, while the Director Deferred Plan has not.

The following table shows, as of December 31, 2007: (a) the number of common shares issuable upon exercise of outstanding options granted under the 1996 Incentive Stock Plan and the 2004 Stock Incentive Plan, and outstanding rights to purchase granted pursuant to the stock purchase program portion of the 2004 Stock Incentive Plan; (b) the weighted average exercise price of outstanding options granted under the 1996 Incentive Stock Plan and the 2004 Stock Incentive Plan; and (c) the number of common shares remaining available for future issuance under the 2004 Stock Incentive Plan, excluding common shares issuable upon exercise of outstanding options and rights to purchase. As of December 31, 2007, none of AirNet's directors was participating in the Director Deferred Plan.

Plan Category	Number of common shares to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of common shares remaining available for future issuance under equity compensation plans (excluding common shares reflected in column (a))(c)
Equity compensation plans approved by shareholders	570,180 (1)	$ 4.86 (2)	514,180 (3)
Equity compensation plans not approved by shareholders	-- (4)	n/a	-- (5)
Total	570,180		514,180

(1) Includes 328,180 common shares issuable upon the exercise of options granted under the 1996 Incentive Stock Plan and 242,000 common shares issuable upon the exercise of options granted under the 2004 Stock Incentive Plan.

(2) Represents the weighted-average exercise price of outstanding options granted under the 1996 Incentive Stock Plan and the 2004 Stock Incentive Plan. Rights to purchase common shares under the stock purchase program portion of the 2004 Stock Incentive Plan are priced based on the lesser of 85% of the fair market value of AirNet's common shares on the first business day of the offering period or 85% of the fair market value of AirNet's common shares on the last business day of the offering period. There were no rights to purchase common shares outstanding as of December 31, 2007 under the stock purchase program portion of the 2004 Stock Incentive Plan.

(3) No further grants may be made under the 1996 Incentive Stock Plan. Of the 514,180 common shares remaining available for issuance under the 2004 Stock Incentive Plan as of December 31, 2007, 82,194 common shares are reserved for issuance under the stock purchase program portion of the 2004 Stock Incentive Plan.

(4) As of December 31, 2007, none of AirNet's directors participated in the Director Deferred Plan.

(5) The number of common share equivalents attributable to participants' accounts under the Director Deferred Plan will depend upon the number of Non-Employee Directors of AirNet electing to defer their fees, the amount deferred by each Non-Employee Director and whether the deferred fees are allocated to a stock account or a

cash account under the Director Deferred Plan. The Director Deferred Plan does not specify a limit as to the number of common shares which may be issued thereunder. Please see the description of the Director Deferred Plan under the caption "**ITEM 11 – EXECUTIVE COMPENSATION – Director Compensation - *Director Deferred Compensation Plan.***"

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to the terms of its written charter, the Audit Committee of the Board is responsible for reviewing and making recommendations to the Board with respect to any proposed transaction involving AirNet or any subsidiary of AirNet, and any director or executive officer of AirNet or any subsidiary of AirNet, or any such transaction involving an immediate family member of any such director or executive officer or involving any entity in which any such director or executive officer has more than a modest financial interest. Further, under AirNet's Code of Business Conduct and Ethics, the Audit Committee is responsible for reviewing and overseeing all actions and transactions in which the personal interests of an officer or director may be in conflict with those of AirNet and determining whether any such action or transaction represents a potential conflict of interest. A transaction creates a potential conflict of interest when business judgments or decisions may be influenced by personal interests not shared by AirNet as a whole. A conflict of interest may, for example, arise when an officer or director, or a member of his family, has an interest in a transaction to which AirNet or one of its subsidiaries is a participant, competes with AirNet or one of its subsidiaries, uses corporate property for personal gain or takes advantage of an opportunity that belongs to AirNet or one of its subsidiaries. Under AirNet's Code of Business Conduct and Ethics, AirNet's officers and directors must report transactions involving a potential conflict of interest to the Chairman of the Audit Committee for review and approval by the Audit Committee. When reviewing a transaction involving a potential conflict of interest, the Audit Committee will consider all of the relevant facts and circumstances and either approve or disapprove of the transaction. While the relevant facts and circumstances will vary depending on the transaction, they generally include:

- the benefits to AirNet or one of its subsidiaries of the transaction;
- the terms of the transaction;
- the interest of the officer or director (or a member of his family) in the transaction;
- the alternatives to entering into the transaction;
- whether the transaction is on terms comparable to those available to third parties; and
- the overall fairness of the transaction.

To the extent practicable, all transactions involving a potential conflict of interest will be approved in advance. If a transaction involving a potential conflict of interest that has not been pre-approved is discovered or, to the extent advance approval is not practicable, the Audit Committee will promptly consider all of the relevant facts and circumstances. If the transaction is ongoing, the Audit Committee will ratify, amend or terminate the transaction as it deems appropriate. If the transaction has been completed, the Audit Committee will consider if rescission of the transaction is appropriate and whether disciplinary action is warranted.

Transactions with Related Persons since January 1, 2007

One of AirNet's former directors, Russell M. Gertmenian, is the managing partner of the law firm of Vorys, Sater, Seymour and Pease LLP and serves as Chair of that firm's Management Committee. Vorys, Sater, Seymour and Pease LLP rendered legal services to AirNet and its subsidiaries during the 2007 fiscal year and continues to do so. During the 2007 fiscal year, Vorys, Sater, Seymour and Pease LLP was paid approximately $305,000 in fees and expenses in connection with such legal services. This amount represents less than 1% of such firm's 2007 gross revenues. These legal services were provided on an arm's-length basis, and paid for at fair market value. AirNet believes that such services were effected on terms no less favorable to AirNet than those that would have been realized in transactions with unaffiliated entities or individuals. Consistent with its responsibility, the Audit Committee has reviewed and approved the relationship with Vorys, Sater, Seymour and Pease LLP as being consistent with the best interests of AirNet and its subsidiaries.

Director Independence

Applicable sections of the AMEX Rules require that at least a majority of the members of the Board be independent directors. The definition of an "independent director" for purposes of the AMEX Rules includes a series of objective tests, which AirNet has used in determining whether the members of the AirNet Board are independent. In addition, a member of AirNet's Audit Committee will not be considered to be independent under the applicable AMEX Rules if he (i) does not satisfy the independence standards in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) has participated in the preparation of the financial statements of AirNet or any of AirNet's current subsidiaries at any time during the past three years.

In making determinations as to the independence of AirNet's directors consistent with the definition of "independent directors" in the applicable AMEX Rules, the Board reviewed, considered and discussed:

- the relationships (including employment, commercial, industrial, consulting, legal, accounting, charitable and family relationships) of each director (and the immediate family members of each director) with AirNet and/or any of AirNet's subsidiaries (either directly or as a partner, manager, director, trustee, controlling shareholder, officer, employee or member of any organization that has any such relationship) since January 1, 2005;

- the compensation and other payments each director (and the immediate family members of each director):

    - has received from or made to AirNet and/or any of AirNet's subsidiaries (either directly or as a partner, manager, director, trustee, controlling shareholder, officer, employee or member of an organization which has received compensation or payments from or made payments to AirNet and/or any of AirNet's subsidiaries) since January 1, 2005; and

    - presently expects to receive or make to AirNet and/or any of AirNet's subsidiaries (either directly or as a partner, manager, director, trustee, controlling shareholder, officer, employee or member of an organization);

- the relationship, if any, between each director (and the immediate family members of each director) and AirNet's independent registered public accounting firm since January 1, 2005;

- whether any director (or any immediate family member of any director) is employed as an executive officer of another entity where at any time since January 1, 2005, any of AirNet's executive officers served or presently serve on the compensation committee of such other entity; and

- whether any director has participated in the preparation of the financial statements of AirNet or any of AirNet's current subsidiaries at any time since January 1, 2005.

Based upon that review, consideration and discussion and the unanimous recommendation of the Nominating and Corporate Governance Committee, the Board has determined that at least a majority of its members qualify as independent directors under the applicable AMEX Rules. The Board has determined that each of James M. Chadwick, Gerald Hellerman, Thomas J. Kiernan, Robert H. Milbourne and James E. Riddle qualifies as an independent director because he has no financial or personal relationship, either directly or indirectly, with AirNet or AirNet's subsidiaries other than: (i) ownership of AirNet common shares and (ii) compensation received in his capacity as a director of AirNet. As required by the AMEX Rules, AirNet's Board has affirmatively determined that each independent director has no relationship with AirNet or any of AirNet's subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Bruce D. Parker qualified as an independent director under the applicable AMEX Rules until December 28, 2006, when he was elected Chief Executive Officer and President of AirNet.

In addition, during his tenure on the Board for a portion of the 2007 fiscal year, Russell M. Gertmenian did not qualify as an independent director because he is a partner with the law firm of Vorys, Sater, Seymour and Pease LLP, which performed legal services for AirNet and its subsidiaries during the 2007 fiscal year and continues to do so. While the Board felt that Mr. Gertmenian's relationship with the law firm did not interfere with his exercise of independent judgment in carrying out his responsibilities as a director, the Board determined that Mr. Gertmenian's relationship may give the appearance of a conflict of interest and, as such, determined that he should not be considered an independent director.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Services Performed by Independent Registered Public Accounting Firm

Under applicable SEC rules, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accounting firm employed by AirNet in order to ensure that those services do not impair that firm's independence from AirNet. The SEC rules specify the types of non-audit services that an independent registered public accounting firm may not provide to its client and establish the Audit Committee's responsibility for administration of the engagement of the independent registered public accounting firm.

Consistent with the SEC rules, the charter of the Audit Committee requires that the Audit Committee review and pre-approve all audit services and permitted non-audit services provided by AirNet's independent registered public accounting firm to AirNet or any of its subsidiaries. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee and, if it does, the decision of that member must be presented to the full Audit Committee at its next scheduled meeting.

All services proposed to be provided by the independent registered public accounting firm are discussed with the Audit Committee by both the independent registered public accounting firm and AirNet's Chief Financial Officer. These discussions address whether, in their view, the provision of the proposed services is consistent with SEC rules governing the independence of the independent registered public accounting firm.

Fees of Independent Registered Public Accounting Firm

AirNet's Audit Committee appointed Ernst & Young LLP ("E&Y") to serve as AirNet's independent registered public accounting firm for the 2007 fiscal year and has done so again for the 2008 fiscal year. E&Y has served as AirNet's independent auditors/independent registered public accounting firm since 1989. The aggregate fees billed to AirNet and its subsidiaries by E&Y for each of the 2007 fiscal year and the 2006 fiscal year were as follows:

	2007 Fiscal Year	2006 Fiscal Year
Audit Fees	$ 360,000	$ 348,217
Audit-Related Fees	$ 40,500	$ -
Tax Fees	$ 50,900	$ 123,325
All Other Fees	$ -	$ -
Total	$ 451,400	$ 471,542

In the above table, in accordance with the applicable SEC rules, "audit fees" include fees for professional services rendered by E&Y in connection with the audit of AirNet's annual consolidated financial statements and reviews of the consolidated financial statements included in AirNet's Quarterly Reports on Form 10-Q. In addition, the "audit fees" for the 2007 fiscal year and 2006 fiscal year include fees for services rendered by E&Y in connection with filings made by AirNet with the SEC. "Audit-related fees" include fees for services rendered in connection with internal control reviews. "Tax fees" include fees for tax planning, research and compliance services.

All of the services rendered by E&Y to AirNet and its subsidiaries for each of the 2007 fiscal year and the 2006 fiscal year had been pre-approved by the Audit Committee.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this Amendment:

1. None

2. None

3. Exhibits

Item 15 of the Original Form 10-K is amended by the addition of the following exhibits. Other than the following additions, Item 15 of the Original Form 10-K is unchanged.

Exhibit No.	Description	Location
31.3	Rule 13a-14(a)/15d-14(a) Certification (Principal Executive Officer)	Filed herewith
31.4	Rule 13a-14(a)/15d-14(a) Certification (Principal Financial Officer)	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET SYSTEMS, INC.

Dated: April 29, 2008

By: /s/ Bruce D. Parker
Bruce D. Parker, Chairman of the Board,
Chief Executive Officer and President

INDEX TO EXHIBITS

Exhibit No.	Description	Location
31.3	Rule 13a-14(a)/15d-14(a) Certification (Principal Executive Officer)	Filed herewith
31.4	Rule 13a-14(a)/15d-14(a) Certification (Principal Financial Officer)	Filed herewith

Board of Directors

As of March 31, 2008

James M. Chadwick • † ‡
Managing Partner and Fund Manager, Monarch Activist Partners LP
(hedge fund specializing in shareholder activism and deep value investing)

Gerald Hellerman • † ‡
Managing Director, Hellerman Associates
(financial and corporate consulting firm)

Thomas J. Kiernan †
Self-employed

Robert H. Milbourne •
President and Chief Executive Officer of The Columbus Partnership
(civic organization of top business, education and community leaders in Central Ohio)

Bruce D. Parker
Chairman of the Board, Chief Executive Officer and President

James E. (Ernie) Riddle • † ‡
President and Chief Executive Officer/Partner, Astadia, Inc.
(global management consulting and technology solutions firm)

• Audit Committee † Compensation Committee ‡ Nominating and Corporate Governance Committee

Executive Officers

As of March 31, 2008

Bruce D. Parker
Chairman of the Board, Chief Executive Officer and President

Jeffery B. Harris
Senior Vice President and Chief Operating Officer

Ray L. Druseikis
Vice President of Finance and Controller;
Interim Chief Financial Officer, Treasurer and Secretary

Larry M. Glasscock, Jr.
Senior Vice President, Express Services

Craig A. Leach
Vice President, Information Systems

Stock Symbol: ANS (AMEX)

Corporate Headquarters:
AirNet Systems, Inc.
7250 Star Check Drive
Columbus, OH 43217
614.409.4900

General Counsel:
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, OH 43215

Independent Registered Public Accounting Firm:
Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215

Registrar and Transfer Agent:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 781.575.2879
Hearing Impaired: 312.588.4110

Shareholder Information

AirNet Systems, Inc. will supply any owner of common shares, upon written request to Ray L. Druseikis, Vice President of Finance and Controller; Interim Chief Financial Officer, Treasurer and Secretary at the Corporate Headquarters address set forth above, and without charge, copies of the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and the Annual Report on Form 10-K/A (Amendment No.1), for the fiscal year ended December 31, 2007, in each case excluding exhibits, as filed with the Securities and Exchange Commission. Comprehensive investor information about AirNet Systems, Inc. may also be obtained through our Internet website at www.airnet.com.

AIR NET

AirNet Systems, Inc. 7250 Star Check Drive Columbus, OH 43217 614.409.4900 www.airnet.com

END